Filed Pursuant to Rule 253(g)(2)
 File No. 024-11096

REGULATION A OFFERING CIRCULAR UNDER THE SECURITIES ACT OF 1933

OFFERING CIRCULAR DATED DECEMBER 12, 2019

FLORA GROWTH CORP.

40,000,000 Units

65 Queen Street West, Suite 800
Toronto, Ontario M5H 2M5
+1 (416) 861 - 2267
www.floragrowth.ca

Flora Growth Corp., a corporation formed under the laws of the Province of Ontario (the “Company”, “we,” or “our”), is offering up to 40,000,000 (the “Maximum Offering”) units (the “Units”) of the Company to be sold in this offering (the “Offering”). Each Unit is comprised of one common share in the capital of the Company, with no par value per share (a “Common Share”), and one-half of one Common Share purchase warrant (each whole warrant, a “Warrant”) to purchase one additional Common Share (a “Warrant Share”) at an exercise price of $1.00 per Warrant Share, subject to certain adjustments, over an 18-month exercise period following the date of issuance of the Warrant. The Units are being offered at a purchase price of $0.75 per Unit on a “best efforts” basis. The Common Shares and Warrants will be separately transferable following the termination of any transfer hold periods under applicable law. See “Securities Being Offered” beginning on page 53 for a discussion of certain items required by Item 14 of Part II of Form 1-A. We are selling our Units through a Tier 2 offering pursuant to Regulation A (Regulation A+) under the Securities Act of 1933, as amended (the “Securities Act”), and we intend to sell the Units either directly to investors or through registered broker-dealers who are paid commissions. The Company has engaged Dalmore Group, LLC, a New York limited liability company and FINRA/SIPC registered broker-dealer (“Dalmore”), to provide broker-dealer services in seven specified states, including Washington, Arizona, Texas, Alabama, North Dakota, Florida and New Jersey, in connection with this Offering.  This Offering will terminate on the earlier of December 12, 2021, (ii) the date on which the Maximum Offering is sold, or (iii) when the Board of Directors of the Company elects to terminate the offering (in each such case, the “Termination Date”). There is no aggregate minimum requirement for the Offering to become effective; therefore, we reserve the right, subject to applicable securities laws, to begin applying “dollar one” of the proceeds from the Offering towards our business strategy, including, without limitation, facility expenses, research and development expenses, offering expenses, working capital and general corporate purposes, and other uses, as more specifically set forth in the “Use of Proceeds” section of this Offering Circular. The minimum investment amount for an investor is $1,000; however, we reserve the right to waive this minimum in the sole discretion of our management. There is no escrow established for this Offering. We will hold closings upon the receipt of investors’ subscriptions and acceptance of such subscriptions by the Company. If, on the initial closing date, we have sold less than the Maximum Offering, then we may hold one or more additional closings for additional sales, until the earlier of: (i) the sale of the Maximum Offering, or (ii) the Termination Date. We commenced the sale of the Units immediately following the date on which the Offering Statement of which this Offering Circular (the “Offering Circular”) is a part (the “Offering Statement”) was qualified by the SEC.

Investing in our Units, the Common Shares and Warrants of which the Units consist and the underlying Warrant Shares involve a high degree of risk. These are speculative securities. You should purchase these securities only if you can afford a complete loss of your investment. See “Risk Factors” starting on page 10 for a discussion of certain risks that you should consider in connection with an investment in our securities.

THE SEC DOES NOT PASS UPON THE MERITS OF OR GIVE ITS APPROVAL TO ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SOLICITATION MATERIALS. THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE SEC; HOWEVER, THE SEC HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES OFFERED ARE EXEMPT FROM REGISTRATION.

Title of Each Class of Securities Qualified	Amount Qualified	Price to Public	Underwriting Discount and Commissions	Proceeds to the Company (2)
Units, each consisting of:	40,000,000	$0.75	(1)	$29,075,000
One Common Share	40,000,000	-
One-half of one Warrant	40,000,000	-
Common Shares underlying Warrants	20,000,000	$1.00	(1)	$20,000,000
Total Maximum Offering (3)		$50,000,000	(1)	$49,075,000

(1)
The minimum investment amount for each subscription is 1,333 Units or $1,000. The Offering is being made directly to investors by the management of the Company on a “best efforts” basis.  We reserve the right to offer the Units through broker-dealers who are registered with the Financial Industry Regulatory Authority (“FINRA”). The Company has engaged Dalmore Group, LLC, a New York limited liability company and FINRA/SIPC registered broker-dealer (“Dalmore”), to provide broker-dealer services in seven specified states, including Washington, Arizona, Texas, Alabama, North Dakota, Florida and New Jersey, in connection with this Offering.  The Company has agreed to pay Dalmore a one-time setup fee of $25,000, as described in the Broker-Dealer Agreement between the Company and Dalmore, as well as a 3% commission on the aggregate amount raised by the Company from investors in the specified states from the sale of Units. Commissions are not payable upon exercise of the Warrants.

(2)
 The amounts shown in the “Proceeds to the Company” column include a deduction of 3% for commissions payable to Dalmore on all the Units being offered. The 3% commission will only be paid on investments in the seven states where Dalmore is engaged to provide broker-dealer services (Washington, Arizona, Texas, Alabama, North Dakota, Florida and New Jersey), although the Company intends to offer Units in all states within the United States and in certain provinces of Canada (and other non-U.S. jurisdictions). The amount of total estimated proceeds to the Company in the table above also includes a deduction of $25,000 for the one-time setup fee payable to Dalmore. The amounts shown are before deducting other organization and Offering costs to be borne by the Company, including legal, accounting, printing, due diligence, marketing, selling and other costs incurred in the Offering of the Units (See “Use of Proceeds to Issuer” and “Plan of Distribution and Selling Securityholders”).

(3)
The Units, the Common Shares and Warrants of which the Units consist and the underlying Warrant Shares are being offered pursuant to Regulation A of Section 3(b) of the Securities Act for Tier 2 offerings. The Units, the Common Shares and Warrants of which the Units consist and the underlying Warrant Shares are only issued to purchasers who satisfy the requirements set forth in Regulation A. We have the option in our sole discretion to accept less than the minimum investment. The Total Maximum Offering amounts include the aggregate price and future aggregate potential proceeds of $20,000,000 with respect to the Warrant Shares if all 40,000,000 Units are sold and all 20,000,000 Warrant Shares are sold upon exercise of the Warrants issued in the Offering.

GENERALLY, NO SALE MAY BE MADE TO YOU IN THIS OFFERING IF THE AGGREGATE PURCHASE PRICE YOU PAY IS MORE THAN TEN PERCENT (10%) OF THE GREATER OF YOUR ANNUAL INCOME OR YOUR NET WORTH. DIFFERENT RULES APPLY TO ACCREDITED INVESTORS AND NON-NATURAL PERSONS. BEFORE MAKING ANY REPRESENTATION THAT YOUR INVESTMENT DOES NOT EXCEED APPLICABLE THRESHOLDS, WE ENCOURAGE YOU TO REVIEW RULE 251(d)(2)(i)(C) OF REGULATION A+. FOR GENERAL INFORMATION ON INVESTING, WE ENCOURAGE YOU TO REFER TO WWW.INVESTOR.GOV.

This Offering Circular contains all of the representations by us concerning this Offering, and no person shall make different or broader statements than those contained herein. Investors are cautioned not to rely upon any information not expressly set forth in this Offering Circular.

Sales of our Units will commence on approximately January 13, 2020.

The Company is following the “Offering Circular” format of disclosure under Regulation A+.

The date of this Offering Circular is December 12, 2019

IMPORTANT INFORMATION ABOUT THIS OFFERING CIRCULAR

We are offering to sell, and seeking offers to buy, our securities only in jurisdictions where such offers and sales are permitted. Please carefully read the information in this offering circular and any accompanying offering circular supplements, which we refer to collectively as the “Offering Circular.” You should rely only on the information contained in this Offering Circular. We have not authorized anyone to provide you with any information other than the information contained in this Offering Circular. The information contained in this Offering Circular is accurate only as of its date or as of the respective dates of any documents or other information incorporated herein by reference, regardless of the time of its delivery or of any sale or delivery of our securities. Neither the delivery of this Offering Circular nor any sale or delivery of our securities shall, under any circumstances, imply that there has been no change in our affairs since the date of this Offering Circular. This Offering Circular will be updated and made available for delivery to the extent required by the federal securities laws.

This Offering Circular is part of an offering statement (the “Offering Statement”) that we filed with the Securities and Exchange Commission (the “SEC”) using a continuous offering process.  Periodically, we may provide an offering circular supplement that would add, update or change information contained in this Offering Circular.  Any statement that we make in this Offering Circular will be modified or superseded by any inconsistent statement made by us in a subsequent offering circular supplement.  The Offering Statement we filed with the SEC includes exhibits that provide more detailed descriptions of the matters discussed in this Offering Circular.  You should read this Offering Circular and the related exhibits filed with the SEC and any offering circular supplement, together with additional information contained in our annual reports, semi-annual reports and other reports and information statements that we will file periodically with the SEC.  The Offering Statement and all supplements and reports that we have filed or will file in the future can be read at the SEC website, www.sec.gov.

Unless otherwise indicated, data contained in this Offering Circular concerning the business of the Company are based on information from various public sources. This Offering Circular also includes statistical and other market data that we obtained from industry publications and research, surveys and studies conducted by third parties. Although we believe that these data are generally reliable, such information is inherently imprecise, and our estimates and expectations based on these data involve a number of assumptions and limitations. As a result, you are cautioned not to give undue weight to such data, estimates or expectations. All references in this Offering Circular to “$” or “dollars” are to United States dollars, unless specifically stated otherwise.

In this Offering Circular, unless the context indicates otherwise, references to the “Company,” “we,” “our,” and “us” refer to the activities of and the assets and liabilities of the business and operations of Flora Growth Corp., a Canadian corporation formed under the laws of the Province of Ontario, and its subsidiary.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Some of the statements under “Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Description of Business” and elsewhere in this Offering Circular constitute forward-looking statements. Forward-looking statements relate to expectations, beliefs, projections, future plans and strategies, anticipated events or trends and similar matters that are not historical facts. In some cases, you can identify forward-looking statements by terms such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “should,” “will” and “would” or the negatives of these terms, or other comparable terminology.

You should not place undue reliance on forward-looking statements. The cautionary statements set forth in this Offering Circular, including in “Risk Factors” and elsewhere, identify important factors which you should consider in evaluating our forward-looking statements. These factors include, among other things:

Business risks including:

•	limited operating history;
•	reliance on licenses and authorizations;
•	changes in cannabis laws, regulations and guidelines;
•	demand for cannabis and derivative products;
•	product liability;

•	product recalls;
•	regulatory compliance risks;
•	retention and acquisition of skilled personnel;
•	risks inherent in an agricultural business;
•	supply of cannabis seeds;
•	competition;
•	legal and regulatory proceedings;
•	ability to establish and maintain bank accounts;
•	insurance coverage;
•	protected areas established by the National System of Protected Areas;
•	changes in corporate structure;
•	emerging market risks; and
•	global economy risks.

Risks related to investment in a company with Colombian operations including:
•	economic and political risks inherent with any investment in Colombia;
•	governmental influence on the Colombian economy;
•	internal security issues; and
•	political and economic instability in the region.

Financial and accounting risks including:
•	foreign sales;
•	estimates or judgments relating to critical accounting policies;
•	tax risks;
• •	failure to develop our internal controls ; and the going concern qualified opinion from our auditor.

Although the forward-looking statements in this Offering Circular are based on our beliefs, assumptions and expectations, taking into account all information currently available to us, we cannot guarantee future transactions, results, performance, achievements or outcomes. No assurance can be made to any investor by anyone that the expectations reflected in our forward-looking statements will be attained, or that deviations from them will not be material and adverse. We undertake no obligation, other than as may be required by law, to re-issue this Offering Circular or otherwise make public statements updating our forward-looking statements.

SUMMARY

This summary highlights selected information contained elsewhere in this Offering Circular. This summary is not complete and does not contain all the information that you should consider before deciding whether to invest in our securities. You should carefully read the entire Offering Circular, including the risks associated with an investment in the Company discussed in the “Risk Factors” section of this Offering Circular, before making an investment decision. Some of the statements in this Offering Circular are forward-looking statements. See the section entitled “Cautionary Statement Regarding Forward-Looking Statements” above.

Company Information

Flora Growth Corp. (the “Company,” “Flora”, “we,” “our,” and “us”) was formed on March 13, 2019 under the laws of the Province of Ontario, and is headquartered in Toronto, Ontario. We are an early stage company focused on cultivating, processing and supplying all natural, medicinal-grade cannabis oil, cannabis oil extracts and related products to large channel distributors, including pharmacies, medical clinics, and cosmetic companies. We will require adequate funding from this Offering to plant, grow and harvest our products on a commercial scale, to produce oil extracts, to access needed facilities and labor and to achieve large channel distribution of our products.  We are currently in discussions with distributors with whom we intent to contract although no definitive agreements have been signed. Flora’s principal and 90%-owned subsidiary, Cosechemos Ya S.A.S. (“Cosechemos”) is a fully licensed and permitted cultivator, producer, and distributor of CBD medical cannabis in Colombia for: (a) use in Colombia; and (b) international export. Flora’s subsidiary operations are in Giron, Colombia.

In Colombia, there are a total of 183 companies with a Non-Psychoactive Cannabis Cultivation Licence.  Cosechemos does not need any other licences or permissions to export CBD-based products outside of Colombia.  Cosechemos will be required to comply with the importation laws, rules and regulations of each country in which it looks to export its products to. Presently, Argentina, Chile, Ecuador, Uruguay and Peru allow the importation of CBD-based products, and we expect to export to these countries during the second half of 2020, assuming adequate funding will enable a commercial-scale harvest.  We do not presently have the customary import approvals from countries outside of Colombia to import our cannabis-based products into such countries and expect to apply for licenses and obtain such approvals during the last six months of 2020, subject to adequate funding.

Cosechemos became a 90%-owned subsidiary of the Company effective October 2, 2019, pursuant to a share purchase agreement dated July 16, 2019 (the “Share Purchase Agreement”), by and among the Company and Guillermo Andres Ramirez Martinez, Guillermo Ramirez Cabrales and Oscar Mauricio Franco Ulloa (collectively, the “Vendors”).   Pursuant to the Share Purchase Agreement, Flora acquired 4,500 shares of Cosechemos (which is equivalent to 90% of the issued and outstanding shares of Cosechemos).  As consideration for the Cosechemos shares, Flora (i) paid $80,000 to the Vendors, and (ii) granted the Vendors a 10% non-dilutive, free carried interest in Cosechemos (the “Free Carry”). Pursuant to the Shareholders Agreement, Flora is obligated to fund the operations of Cosechemos, and the Vendors’ equity interest in Cosechemos cannot be diluted by such funding during the time that the Free Carry is in effect. The Free Carry will terminate upon Flora investing an aggregate of $25 million into Cosechemos.  Upon the termination of the Free Carry, the Vendors will be required, if needed by Cosechemos, to fund the operations of Cosechemos on a pro rata basis or risk having their equity interest in Cosechemos be diluted. Additionally, Flora is required to pay the Vendors, as a one-time payment, $750,000 within 60 days of Cosechemos earning a net income of $10 million.

Our principal place of business and mailing address is Flora Growth Corp., 65 Queen Street West, Suite 800, Toronto, ON M5V 3W6, and our telephone number is 1(416) 861-2267.  Our Colombian-based offices are located at Carrera 25 # 29 - 87 Local 17 A, Giron, Santander, Colombia. Our website address is www.floragrowth.ca. The information contained therein or accessible thereby shall not be deemed to be incorporated into this Offering Circular.

Our Business

Cosechemos’ facilities are located at its 361-hectare cannabis farm in Giron, Colombia. The equatorial location of its facilities offers Flora the opportunity to cultivate the highest quality cannabis flowers and produce correspondingly high-quality oil extracts through combination of a consistent and natural 12-hour sunlight/darkness light cycle, along with the expertise provided by the Flora’s workforce drawn from Colombia’s cut flower industry. Flora also benefits from the natural light cycle through minimal energy requirements, providing the potential for an extremely low carbon production footprint and high production cost efficiency.

We have not yet grown nor harvested a commercial crop nor produced oil extracts, and we will require adequate proceeds generated from this Offering to do so.  At this time, we have initiated a 2 hectare Pilot Program at the Cosechemos Farm.  Pursuant to the Pilot Program, we have constructed one nursery and propagation center (an aggregate of 1,000 square meters) at the Cosechemos Farm wherein Flora has planted 7,800 seedlings of non-psychoactive cannabis.  Once the plants have strengthened and developed a healthy root structure, the plants will be planted in lots on the Cosechemos Farm for a total of two hectares of planted crops. We expect to begin harvesting, drying and processing the non-psychoactive cannabis from the Pilot Program in December of 2019.  We presently have the facilities and labor force to execute the Pilot Program. Once the Pilot Program has been completed, we will start planting 100 hectares of non-psychoactive cannabis at the Cosechemos Farm (the “Stage 1 Grow”) assuming we have generated proceeds from the Offering. We are actively working to establish distribution channels and purchasers of our expected products.
Description of Property

Leased Real Property

Flora, through Cosechemos has (i) one property under lease, the Cosechemos Farm, in Giron, Santander, Colombia, and (ii) the option to lease the Palagua Farms, in Puerto Boyaca, Boyaca, Colombia.

The Cosechemos Farm has been leased for a term of 6 years commencing on May 2, 2018. The lease automatically extends for successive 6 year terms.  Cosechemos has an option to lease the Palagua Farms that expires on February 1, 2021.

The Cosechemos Farm is a 361-hectare property.  The Company intends to use 100 hectares for the cultivation of cannabis at the Cosechemos Farm.  The Palagua Farms is comprised of two contiguous forms for a total of 2,132 hectares.

Following the successful cultivation of 100 hectares at the Cosechemos Farm, the Company intends to use 50 hectares for the of cultivation of cannabis at the Palagua Farms.  Following the successful cultivation of the first 50 hectares, the Company can cultivate up to an additional 1,850 hectares at the Palagua Farms.

Risks Related to Our Business

Our business and our ability to execute our business strategy are subject to a number of risks, which are more fully described in the section titled “Risk Factors” beginning on page 10. These risks include, among others:

Business risks including:
•	reliance on licenses and authorizations and delays in receiving such licenses and authorizations;
•	changes in cannabis laws, regulations and guidelines;
•	demand for cannabis and derivative products;
•	product liability;
•	product recalls;
•	regulatory compliance risks;
•	retention and acquisition of skilled personnel;
•	risks inherent in an agricultural business;
•	supply of cannabis seeds;
•	limited operating history;
•	managing growth;
•	legal and regulatory proceedings;
•	ability to establish and maintain bank accounts;
•	insurance coverage;
•	protected areas established by the National System of Protected Areas;
•	changes in corporate structure;
•	emerging market risks; and
•	global economy risks.

Risks related to investment in a company with Colombian operations including:
•	economic and political risks inherent with any investment in Colombia;
•	guerrilla activity in Colombia;
•	operational risks;
•	inflation in Colombia;
• •	operations in Spanish; and enforcements of judgements.

Financial and accounting risks including:
• •	required access to capital; the going concern qualified opinion from our auditor;
•	foreign sales and fluctuations in the exchange rate between the Colombian peso and the Canadian dollar, the Colombian peso and the U.S. dollar and the U.S. dollar and the Canadian dollar;
•	estimates or judgments relating to critical accounting policies; and
•	tax risks.

Our financial statements have been prepared assuming we will continue as a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. Our auditor’s opinion emphasizes in a paragraph entitled “Emphasis of Matter Regarding Going Concern” that we are in the preliminary stages of planned operations and we have not yet determined whether our business plan is economically viable.  Our auditor’s opinion further states there are uncertainties that generate reasonable doubt about the going concern presumption. Since inception, we have funded operations with debt and proceeds from the sale and issuance of equity to investors. Our future viability is largely dependent upon our ability to raise additional capital to finance our operations in the near term. Our management expects that future sources of funding may include sales of equity, obtaining loans, or other strategic transactions. Although our management continues to pursue these plans, there is no assurance that we will be successful with this Offering or in obtaining sufficient financing on terms acceptable to us to continue to finance our operations, if at all. These circumstances raise substantial doubt on our ability to continue as a going concern, and our financial statements do not include any adjustments that might result from the outcome of these uncertainties.

REGULATION A+

We are offering the Units, the Common Shares and Warrants of which the Units consist and the underlying Warrant Shares pursuant to rules of the SEC mandated under the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). These offering rules are often referred to as “Regulation A+.” We are relying upon “Tier 2” of Regulation A+, which allows us to offer securities of up to $50 million in a 12-month period.

In accordance with the requirements of Tier 2 of Regulation A+, we are required to publicly file annual, semi-annual, and current event reports with the SEC.

THE OFFERING

Issuer:	Flora Growth Corporation, a corporation incorporated in the Province of Ontario, Canada.

Units Offered:
A maximum of 40,000,000 units (the “Units”) at an offering price of $0.75 per Unit, each Unit being comprised of:
• one common share in the capital of the Company, with no par value per share (a “Common Share”); and
• one-half of one Common Share purchase warrant (each whole warrant, a “Warrant”) to purchase one additional Common Share (a “Warrant Share”) at an exercise price of $1.00 per share, subject to customary adjustments, over an 18-month exercise period following the date of issuance of the Warrant.

Warrant Shares Offered:	A maximum of 20,000,000 Warrant Shares at an exercise price of $1.00 per Warrant Share, subject to customary adjustments, over an 18-month exercise period following the date of issuance.

Common Shares Outstanding before the Offering (1):	70,000,000 Common Shares.

Common Shares to be Outstanding after the Offering (1):	110,000,000 Common Shares if the maximum Units are sold, or 130,000,000 Common Shares upon exercise of the Warrants if the maximum Units are sold and the maximum Warrant Shares are issued.

Price per Unit:	$0.75

Price per Warrant Share	$1.00, subject to customary adjustments as described in the form of Warrant included as Exhibit 4.2 hereto.

Maximum Offering:
40,000,000 Units, at an offering price of $0.75 per Unit, (including the exercise of the Warrants to purchase 20,000,000 Warrant Shares with an exercise price of $1.00 per Warrant Share, subject to customary adjustments).

Use of Proceeds:
If we sell all of the 40,000,000 Units being offered, and all of the 20,000,000 Warrant Shares underlying the Units being offered, our net proceeds (after deducting fees and commissions and estimated offering expenses) will be approximately $48,857,000. We will use these net proceeds for research and development expenses, working capital and general corporate purposes, and such other purposes described in the “Use of Proceeds to Issuer” section of this Offering Circular.

Resale Restrictions:	See “Securities Being Offered – Resale Restrictions” on page 55.

Risk Factors:	Investing in our Units, the Common Shares and Warrants of which the Units consist and the underlying Warrant Shares involve a high degree of risk. See “Risk Factors” starting on page 10.

(1)
Excludes 7,000,000 Common Shares issuable upon exercise of stock options outstanding which are exercisable at an exercise price of $0.05 per share and 7,000,000 Common Shares issuable upon exercise of common share purchase warrants outstanding which are exercisable at an exercise price of $0.05 per share.

RISK FACTORS

An investment in our securities involves a high degree of risk. You should carefully consider the risks described below, together with all of the other information included in this Offering Circular, before making an investment decision. If any of the following risks actually occurs, our business, financial condition or results of operations could suffer. In that case, the price of our Common Shares could decline and you may lose all or part of your investment. See “Cautionary Statement Regarding Forward Looking Statements” above for a discussion of forward-looking statements and the significance of such statements in the context of this Offering Circular.

Risks Related to our Business and Industry

We are an early-stage company with limited operating history.
We are an early-stage company focused on cultivating, processing and supplying all natural, medicinal-grade cannabis oil extracts and related products to large channel distributors, newly-formed in March 2019, and have limited operating history. We have not yet grown nor harvested a commercial cannabis crop nor produced oil extracts, and we will require adequate proceeds generated from this Offering to do so.  We are currently in discussions with distributors with whom we intend to contract although no definitive agreements have been signed. We have limited financial resources and no source of operating cash flow. Additionally, there can be no assurance that additional funding will be available to us for the development of our business, which will require the commitment of substantial resources. Accordingly, you should consider our prospects in light of the costs, uncertainties, delays and difficulties frequently encountered by companies in the early stages of development. Potential investors should carefully consider the risks and uncertainties that a company with a limited operating history will face. In particular, potential investors should consider that we may be unable to:
•	successfully implement or execute our business plan, or that our business plan is sound;
•	adjust to changing conditions or keep pace with increased demand;
•	attract and retain an experienced management team; or
•	raise sufficient funds in the capital markets to effectuate our business plan, including product development, licensing and approvals.
Reliance on Licenses and Authorizations.
Our ability to grow, store and sell cannabis in Colombia is dependent on our ability to sustain and/or obtain the necessary licenses and authorizations by certain authorities in Colombia. To date, we have received the Non-Psychoactive Cannabis Cultivation License and have applied for the Psychoactive Cannabis Cultivation License and the Cannabis Derivatives Manufacturing License. The impact of the compliance regime, any delays in obtaining, or failure to obtain or keep the regulatory approvals may significantly delay or impact the development of markets, products and sales initiatives and could have a material adverse effect on our business, results of operations and financial condition.
The licenses and authorizations are subject to ongoing compliance and reporting requirements and our ability to obtain, sustain or renew any such licenses and authorizations on acceptable terms is subject to changes in regulations and policies and to the discretion of the applicable authorities or other governmental agencies in Colombia and potentially in other foreign jurisdictions. Failure to comply with the requirements of the licenses or authorizations or any failure to maintain the licenses or authorizations would have a material adverse impact on our business, financial condition and operating results.
Although we believe that we will meet the requirements to obtain, sustain or renew the necessary licenses and authorizations, there can be no guarantee that the applicable authorities will issue these licenses or authorizations. Should the authorities fail to issue the necessary licenses or authorizations, we may be curtailed or prohibited from the production and/or distribution of cannabis or from proceeding with the development of our operations as currently proposed and our business, results of operations and financial condition may be materially adversely affected.

Change of Cannabis Laws, Regulations, and Guidelines.
Cannabis laws and regulations are dynamic and subject to evolving interpretations which could require us to incur substantial costs associated with compliance or alter certain aspects of our business plan. It is also possible that regulations may be enacted in the future that will be directly applicable to certain aspects of our businesses. We cannot predict the nature of any future laws, regulations, interpretations or applications, nor can we determine what effect additional governmental regulations or administrative policies and procedures, when and if promulgated, could have on our business. Management expects that the legislative and regulatory environment in the cannabis industry in Colombia and internationally will continue to be dynamic and will require innovative solutions to try to comply with this changing legal landscape in this nascent industry for the foreseeable future. Compliance with any such legislation may have a material adverse effect on our business, financial condition and results of operations.
Public opinion can also exert a significant influence over the regulation of the cannabis industry. A negative shift in the public’s perception of the cannabis industry could affect future legislation or regulation in different jurisdictions.
Demand for Cannabis and Derivative Products.
The legal cannabis industry in Colombia is at an early stage of its development. Consumer perceptions regarding legality, morality, consumption, safety, efficacy and quality of medicinal cannabis are mixed and evolving and can be significantly influenced by scientific research or findings, regulatory investigations, litigation, media attention and other publicity regarding the consumption of medicinal cannabis products. There can be no assurance that future scientific research, findings, regulatory proceedings, litigation, media attention or other research findings or publicity will be favourable to the medicinal cannabis market or any particular product, or consistent with earlier publicity. Future research reports, findings, regulatory proceedings, litigation, media attention or other publicity that are perceived as less favourable than, or that question, earlier research reports, findings or publicity, could have a material adverse effect on the demand for medicinal cannabis and on our business, results of operations, financial condition and cash flows. Further, adverse publicity reports or other media attention regarding cannabis in general, or associating the consumption of medicinal cannabis with illness or other negative effects or events, could have such a material adverse effect. Public opinion and support for medicinal cannabis use has traditionally been inconsistent and varies from jurisdiction to jurisdiction. Our ability to gain and increase market acceptance of our business may require substantial expenditures on investor relations, strategic relationships and marketing initiatives. There can be no assurance that such initiatives will be successful and their failure to materialize into significant demand may have an adverse effect on our financial condition.
Product Liability.
As a distributor of products designed to be ingested by humans, we face an inherent risk of exposure to product liability claims, regulatory action and litigation if our products are alleged to have caused bodily harm or injury. In addition, the sale of our products involves the risk of injury to consumers due to tampering by unauthorized third parties or product contamination. Adverse reactions resulting from human consumption of our products alone or in combination with other medications or substances could occur. We may be subject to various product liability claims, including, among others, that our products caused injury or illness, include inadequate instructions for use or include inadequate warnings concerning health risks, possible side effects or interactions with other substances. Product liability claims or regulatory actions against us could result in increased costs, could adversely affect our reputation with our clients and consumers generally, and could have a material adverse effect on our results of operations and financial condition. There can be no assurances that we will be able to obtain or maintain product liability insurance on acceptable terms or with adequate coverage against potential liabilities. Such insurance is expensive and may not be available in the future on acceptable terms, or at all. The inability to obtain sufficient insurance coverage on reasonable terms or to otherwise protect against potential product liability claims could prevent or inhibit the commercialization of our potential products.
Product Recalls.
Manufacturers and distributors of products are sometimes subject to the recall or return of their products for a variety of reasons, including product defects, such as contamination, unintended harmful side effects or interactions with other substances, packaging safety and inadequate or inaccurate labelling disclosure. If any of our products are recalled due to an alleged product defect or for any other reason, we could be required to incur the unexpected expense of the recall and any legal proceedings that might arise in connection with the recall. We may lose a significant amount of sales and may not be able to replace those sales at an acceptable margin, or at all. In addition, a product recall may require significant management attention. There can be no assurance that any quality, potency or contamination problems will be detected in time to avoid unforeseen product recalls, regulatory action or lawsuits. Additionally, if our products are subject to recall, our reputation could be harmed. A recall for any of the foregoing reasons could lead to decreased demand for our products and could have a material adverse effect on our results of operations and financial condition. Additionally, product recalls may lead to increased scrutiny of our operations by regulatory agencies, requiring further management attention, potential loss of applicable licenses, and potential legal fees and other expenses.
Regulatory Compliance Risks.
Achievement of our business objectives is contingent, in part, upon compliance with regulatory requirements enacted by governmental authorities and obtaining all regulatory approvals, where necessary, for the sale of our products. We may not be able to obtain or maintain the necessary licenses, permits, quotas, authorizations or accreditations to operate our business, or may only be able to do so at great cost. We cannot predict the time required to secure all appropriate regulatory approvals for our products, or the extent of testing and documentation that may be required by local governmental authorities.

Our officers and directors must rely, to a great extent, on Colombian legal counsel and local consultants retained in order to keep abreast of material legal, regulatory and governmental developments as they pertain to and affect our business operations, and to assist us with governmental relations. We must rely, to some extent, on those members of management and the board who have previous experience working and conducting business in Colombia in order to enhance our understanding of and appreciation for the local business culture and practices in Colombia.
We also rely on the advice of local experts and professionals in connection with any current and new regulations that develop in respect of banking, financing and tax matters in Colombia. Any developments or changes in such legal, regulatory or governmental requirements or in local business practices in Colombia are beyond our control and may adversely affect our business.
We will incur ongoing costs and obligations related to regulatory compliance. Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. We may be required to compensate those suffering loss or damage by reason of our operations and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations. In addition, changes in regulations, more vigorous enforcement thereof or other unanticipated events could require extensive changes to our operations, increased compliance costs or give rise to material liabilities, which could have a material adverse effect on our business, results of operations and financial condition.
Retention and Acquisition of Skilled Personnel.
The loss of any member of our management team could have a material adverse effect on our business and results of operations. In addition, the inability to hire or the increased costs of hiring new personnel, including members of executive management, could have a material adverse effect on our business and operating results. The expansion of marketing and sales of our products will require us to find, hire and retain additional capable employees who can understand, explain, market and sell our products. There is intense competition for capable personnel in all of these areas and we may not be successful in attracting, training, integrating, motivating, or retaining new personnel, vendors, or subcontractors for these required functions. New employees often require significant training and in many cases, take a significant amount of time before they achieve full productivity. As a result, we may incur significant costs to attract and retain employees, including significant expenditures related to salaries and benefits and compensation expenses issued in connection to equity awards, and we may lose new employees to our competitors or other companies before we realize the benefit of our investment in recruiting and training them. In addition, as we move into new jurisdictions, we will need to attract and recruit skilled employees in those new areas.
Risks Inherent in an Agricultural Business.
Our business involves the growing of cannabis, which is an agricultural product. The occurrence of severe adverse weather conditions, especially droughts or floods is unpredictable and may have a potentially devastating impact on agricultural production, and may otherwise adversely affect the supply of cannabis. Adverse weather conditions may be exacerbated by the effects of climate change and may result in the introduction and increased frequency of pests and diseases. The effects of severe adverse weather conditions may reduce our yields or require us to increase our level of investment to maintain yields. Additionally, higher than average temperatures and rainfall can contribute to an increased presence of insects and pests, which could negatively affect cannabis crops. Future droughts could reduce the yield and quality of our cannabis production, which could materially and adversely affect our business, financial condition and results of operations.

The occurrence and effects of plant disease, insects and pests can be unpredictable and devastating to agricultural production, potentially rendering all or a substantial portion of the affected harvests unsuitable for sale. Even when only a portion of the production is damaged, our results of operations could be adversely affected because all or a substantial portion of the production costs may have been incurred. Although some plant diseases are treatable, the cost of treatment can be high and such events could adversely affect our operating results and financial condition. Furthermore, if we fail to control a given plant disease and the production is threatened, we may be unable to adequately supply our customers, which could adversely affect our business, financial condition and results of operations. There can be no assurance that natural elements will not have a material adverse effect on production.
Supply of Cannabis Seeds.
If for any reason the supply of cannabis seeds is ceased or delayed, we would have to seek alternate suppliers and obtain all necessary authorization for the new seeds. If replacement seeds cannot be obtained at comparable prices, or at all, or if the necessary authorizations are not obtained, our business, financial condition and results of operations would be materially and adversely affected.
Many of our competitors have greater resources that may enable them to compete more effectively than us in the cannabis industry.
The industry in which we operate is subject to intense and increasing competition. Some of our competitors have a longer operating history and greater capital resources and facilities, which may enable them to compete more effectively in this market. We expect to face additional competition from existing licensees and new market entrants who are granted licenses in Colombia, who are not yet active in the industry. If a significant number of new licenses are granted in the near term, we may experience increased competition for market share and may experience downward pricing pressure on our products as new entrants increase production. Such competition may cause us to encounter difficulties in generating revenues and market share, and in positioning our products in the market. If we are unable to successfully compete with existing companies and new entrants to the market, our lack of competitive advantage will have a negative impact on our business and financial condition.
Legal and Regulatory Proceedings.
From time to time, we may be a party to legal and regulatory proceedings, including matters involving governmental agencies, entities with whom it does business and other proceedings arising in the ordinary course of business. We will evaluate our exposure to these legal and regulatory proceedings and establish reserves for the estimated liabilities in accordance with generally accepted accounting principles. Assessing and predicting the outcome of these matters involves substantial uncertainties. Unexpected outcomes in these legal proceedings, or changes in management’s evaluations or predictions and accompanying changes in established reserves, could have an adverse impact on our financial results.
Our participation in the cannabis industry may lead to litigation, formal or informal complaints, enforcement actions, and inquiries by third parties, other companies and/or various governmental authorities against us. Litigation, complaints, and enforcement actions involving us could consume considerable amounts of financial and other corporate resources, which could have an adverse effect on our future cash flows, earnings, results of operations and financial condition.
Ability to Establish and Maintain Bank Accounts.
There is a risk that banking institutions in countries where we operate will not open accounts for us or will not accept payments or deposits from proceeds related to the cannabis industry. Such risks could increase our costs or prevent us from expanding into certain jurisdictions.

Insurance Coverage.
Our production is, in general, subject to different risks and hazards, including adverse weather conditions, fires, plant diseases and pest infestations, other natural phenomena, industrial accidents, labor disputes, changes in the legal and regulatory framework applicable to us and environmental contingencies.
We are in the process of obtaining insurance coverage over our production and facilities. We may not be able to maintain or obtain insurance of the type and amount desired at a reasonable cost. If we were to incur significant liability for which we were not fully insured, it could have an adverse effect on our business, financial condition and results of operations.
Protected Areas Established by the National System of Protected Areas.
Under Colombian laws, competent governmental authorities are not allowed to grant any type of cannabis licenses on properties that are located within areas registered as national parks or protected areas in the National System of Protected Areas (“SINAP”). Additionally, the Colombian government is entitled to create new protected areas based on their environmental relevance, which might result in the prohibition to conduct any type of activities on those areas or the need to obtain specific environmental authorizations or permits.
We do not operate in a protected area and we believe that we are not currently at risk of expropriation pursuant to the SINAP, but we cannot assure you that the areas in which we operate will not be subject to such risks in the future.
Changes in Corporate Structure.
Colombian cannabis licenses are granted on a non-transferable, non-exchangeable and non-assignable basis. Any breach of this restriction may result in the revocation of the license. While there are no specific regulations or restrictions regarding the effects of a change in control, modification of the corporate structure, issuance of shares, or any changes in holders or final beneficiaries on the cannabis licenses, these restrictions may discourage transactions that otherwise could involve payment of a premium over prevailing market prices for our securities.
Emerging Market Risks.
Emerging market investment generally poses a greater degree of risk than investment in more mature market economies because the economies in the developing world are more susceptible to destabilization resulting from domestic and international developments. All of our operations are in Colombia, See “Risks Related to Operations in Colombia”.
Global Economy.
Financial and securities markets in Colombia are influenced by the economic and market conditions in other countries, including other South American emerging market countries. Although economic conditions in these countries may differ significantly from economic conditions in Colombia, international investors’ reactions to developments in these other countries, may substantially affect capital inflows into the Colombian economy, and the market value of securities of issuers with operations in Colombia.
Economic downturn or volatility could have a material adverse effect on our business, financial condition and results of operations. In addition, weakening of economic conditions could lead to reductions in demand for our products.  Further, weakened economic conditions or a recession could reduce the amount of income customers are able to spend on our products. In addition, as a result of volatile or uncertain economic conditions, we may experience the negative effects of increased financial pressures on our clients. For instance, our business, financial condition and results of operations could be negatively impacted by increased competitive pricing pressure, which could result in the incurrence of increased bad debt expense. If we are not able to timely and appropriately adapt to changes resulting from a weak economic environment, our business, results of operations and financial condition may be materially and adversely affected.

We will need to grow the size of our organization, and we may experience difficulties in managing any growth we may achieve.
As our development and commercialization plans and strategies develop, we expect to need additional research, development, managerial, operational, sales, marketing, financial, accounting, legal and other resources. Future growth would impose significant added responsibilities on members of management. Our management may not be able to accommodate those added responsibilities, and our failure to do so could prevent us from effectively managing future growth and successfully growing our company.
We expect to incur significant ongoing costs and obligations related to our investment in infrastructure, growth, regulatory compliance and operations.
We expect to incur significant ongoing costs and obligations related to our investment in infrastructure and growth and regulatory compliance, which could have a material adverse impact on our results of operations, financial condition and cash flows. In addition, future changes in regulations, more vigorous enforcement thereof or other unanticipated events could require extensive changes to our operations, increased compliance costs or give rise to material liabilities, which could have a material adverse effect on our business, results of operations and financial condition. Our efforts to grow our business may be costlier than we expect, and we may not be able to generate sufficient revenue to offset such higher operating expenses. We may incur significant losses in the future for a number of reasons, including unforeseen expenses, difficulties, complications and delays, and other unknown events.
We will need, but may be unable to, obtain additional funding on satisfactory terms, which could dilute our shareholders or impose burdensome financial restrictions on our business.
In the future, we hope to rely on revenues generated from operations to fund all of the cash requirements of our activities. However, there can be no assurance that we will be able to generate any significant cash from our operating activities in the future. Future financings may not be available on a timely basis, in sufficient amounts or on terms acceptable to us, if at all. Any debt financing or other financing of securities senior to the Common Shares will likely include financial and other covenants that will restrict our flexibility. Any failure to comply with these covenants would have a material adverse effect on our business, prospects, financial condition and results of operations because we could lose our existing sources of funding and impair our ability to secure new sources of funding. There can be no assurance that we will be able to generate any investor interest in our securities. If we do not obtain additional financing, our business may never commence, in which case you would likely lose the entirety of your investment in the Company.
Even if this Offering is successful, we will need to raise additional funding, which may not be available on acceptable terms, or at all. Failure to obtain this necessary capital when needed may force us to delay, limit or terminate our product development efforts or other operations.
The proceeds from this Offering, excluding potential proceeds from the sale of Warrant Shares upon exercise of all the Warrants, will be up to $30,000,000 before deducting offering expenses payable by us. We expect that if the maximum sale of Units is achieved, the net proceeds from this Offering will be sufficient to fund our current operations for at least the next twenty-four months. However, we may not achieve the maximum sale of Units and Warrant Shares, and/or our operating plan may change as a result of many factors currently unknown to us, and we may need to seek additional funds sooner than planned, through public or private equity or debt financings, government or other third-party funding, marketing and distribution arrangements and other collaborations, strategic alliances or a combination of these approaches. Raising funds in the current economic environment may present additional challenges. It is not certain that we have accounted for all costs and expenses of future development and regulatory compliance. Even if we believe we have sufficient funds for our current or future operating plans, we may seek additional capital if market conditions are favorable or if we have specific strategic considerations.

Any additional fundraising efforts may divert our management from their day-to-day activities, which may adversely affect our ability to develop and commercialize our products. In addition, we cannot guarantee that future financing will be available in sufficient amounts or on terms acceptable to us, if at all. Moreover, the terms of any financing may adversely affect the holdings or the rights of our shareholders and the issuance of additional securities, whether equity or debt, by us, or the possibility of such issuance, may cause the market price of our shares to decline. The sale of additional equity or convertible securities may dilute our existing shareholders. The incurrence of indebtedness would result in increased fixed payment obligations and we may be required to agree to certain restrictive covenants, such as limitations on our ability to incur additional debt, limitations on our ability to acquire, sell or license intellectual property rights and other operating restrictions that could adversely impact our ability to conduct our business. We could also be required to seek funds through arrangements with collaborative partners or otherwise at an earlier stage than otherwise would be desirable and we may be required to relinquish rights to some of our technologies or product candidates or otherwise agree to terms unfavorable to us, any of which may have a material adverse effect on our business, operating results and prospects.
If we are unable to obtain funding on a timely basis, we may be required to significantly curtail, delay or discontinue one or more of our research or development programs or the commercialization of any product, or be unable to expand our operations or otherwise capitalize on our business opportunities, as desired, which could materially affect our business, financial condition and results of operations.
If you purchase our Units in this Offering, you will incur immediate and substantial dilution in the book value of your Units.
You will suffer immediate and substantial dilution in the net tangible book value of the Units you purchase in this Offering. Assuming an offering price of $0.75 per Unit and $1.00 per Warrant Share, and assuming all 40,000,000 Units are sold and all 20,000,000 Warrant Shares are issued for estimated net proceeds  of $48,857,000  (after deducting  estimated  offering expenses), purchasers of Units in this Offering will experience dilution of approximately  $0.46 per Unit in net tangible book value of the Units. In addition, investors purchasing Units in this Offering will contribute up to 97% of the total amount invested by shareholders since inception, but will only own approximately 46% of the Common Shares outstanding.
We have no minimum capitalization.
We do not have a minimum capitalization, and we may use the proceeds from this Offering immediately following our acceptance of the corresponding subscription agreements. We do not have any track record for self-underwritten Regulation A+ offerings and there can be no assurance the Maximum Offering or any other amount will be sold in this Offering. There is no assurance that we will raise sufficient capital solely from this Offering to implement our business plan, potentially resulting in greater operating losses unless we are able to raise the required capital from alternative sources. There is no assurance that alternative capital, if needed, would be available on terms acceptable to us, or at all.

Risks Related to Operations in Colombia
Our operations are located in Colombia, which may make it more difficult for investors to understand and predict how changing market and economic conditions will affect our financial results.
Our operations are located in Colombia and, consequently, are subject to the economic, political and tax conditions prevalent in that country. The economic conditions in Colombia are subject to different growth expectations, market weaknesses and business practices than economic conditions in other markets. We may not be able to predict how changing market conditions in Colombia will affect our financial results.
As of the date of this Offering Circular, Colombia’s long-term foreign currency sovereign credit ratings were affirmed “Baa2” by Moody’s, “BBB-” by S&P and “BBB” by Fitch, three of the main rating agencies worldwide. The Colombian economy is expected to experience a modest recovery in growth in 2019, along with a decrease in the current account deficit and a marginal increase in debt in the coming three years. The stable outlook reflects their expectation that Colombia’s established political institutions and track record of consensus on key economic policies will contribute to economic stability and continuity over the coming two to three years.
Colombia’s economy, like most Latin-American countries, continues to suffer from the effects of lower commodity prices, mainly oil, reflected in its elevated level of external debt. Even though the country has taken measures to stabilize the economy, it is uncertain how these measures will be perceived and if the intended goal of increasing investor’s confidence will be achieved.
Economic and political conditions in Colombia may have an adverse effect on our financial condition and results of operations.
Our operations are located in Colombia. Consequently, our financial condition and results of operations depend significantly on macroeconomic and political conditions prevailing in Colombia. Decreases in the growth rate, periods of negative growth, increases in inflation, changes in law, regulation, policy, or future judicial rulings and interpretations of policies involving exchange controls and other matters such as (but not limited to) currency depreciation, inflation, interest rates, taxation, banking laws and regulations and other political or economic developments in or affecting Colombia may affect the overall business environment and may, in turn, adversely impact our financial condition and results of operations in the future. The Colombian government frequently intervenes in Colombia’s economy and from time to time makes significant changes in monetary, fiscal and regulatory policy. Our business and results of operations or financial condition may be adversely affected by changes in government or fiscal policies, and other political, diplomatic, social and economic developments that may affect Colombia. We cannot predict what policies the Colombian government will adopt and whether those policies would have a negative impact on the Colombian economy or on our business and financial performance in the future.
We cannot assure you whether current stability in the Colombian economy will be sustained. If the condition of the Colombian economy were to deteriorate, we would likely be adversely affected.
The Colombian Government and the Central Bank exercise significant influence on the Colombia economy.
Although the Colombian government has not imposed foreign exchange restrictions since 1990, Colombia’s foreign currency markets have historically been extremely regulated. Colombian law permits the Central Bank of Colombia (the “Central Bank”) to impose foreign exchange controls to regulate the remittance of dividends and/or foreign investments in the event that the foreign currency reserves of the Central Bank fall below a level equal to the value of three months of imports of goods and services into Colombia. An intervention that precludes our Colombian subsidiary from possessing, utilizing or remitting U.S. Dollars would impair our financial condition and results of operations, and would impair the Colombian subsidiary’s ability to convert any dividend payments to U.S. dollars.

The Colombian government and the Central Bank may also seek to implement new policies aimed at controlling further fluctuation of the Colombian peso against the U.S. dollar and fostering domestic price stability. The Central Bank may impose certain mandatory deposit requirements in connection with foreign-currency denominated loans obtained by Colombian residents. We cannot predict or control future actions by the Central Bank in respect of such deposit requirements, which may involve the establishment of a different mandatory deposit percentage. The U.S. dollar/Colombian peso exchange rate has shown some instability in recent years.
Colombia has experienced and continues to experience internal security issues that have had or could have a negative effect on the Colombian economy and our financial condition.
Colombia is subject to sustained internal security issues, primarily due to the activities of guerrilla groups, such as dissidents from the former Revolutionary Armed Forces of Colombia (Fuerzas Armadas Revolucionarias de Colombia), or “FARC,” the National Liberation Army (Ejército de Liberación Nacional), or “ELN,” paramilitary groups, drug cartels and criminal gangs (Bacrim). In remote regions of the country with minimal governmental presence, these groups have exerted influence over the local population and funded their activities by protecting and rendering services to drug traffickers and participating in drug trafficking activities. Even though the Colombian government’s policies have reduced guerilla presence and criminal activity, particularly in the form of terrorist attacks, homicides, kidnappings and extortion, such activity persists in Colombia, and possible escalation of such activity and the effects associated with them have had and may have in the future a negative effect on the Colombian economy and on us, including on our customers, employees, results of operations and financial condition. The Colombian government commenced peace talks with the FARC in August 2012, and peace negotiations with the ELN began in November 2016. The Colombian government and the FARC signed a peace deal on September 26, 2016, which was amended after voters rejected it in the referendum held on October 2, 2016. The new agreement was signed on November 24, 2016 and was ratified by the Colombian Congress on November 30, 2016 and is being implemented after four years of negotiations. Pursuant to the peace agreements negotiated between the FARC and the Colombian government in 2016, the FARC occupies five seats in the Colombian Senate and five seats in the Colombian House of Representatives. The new deal clarifies protection to private property, is expected to increase the government’s presence in rural areas and bans former rebels from running for office in certain newly created congressional districts in post-conflict zones. As a result, during the transition process, Colombia may experience an increase in internal security issues, drug-related crime and guerilla and paramilitary activities, which may have a negative impact on the Colombian economy. Our business or financial condition could be adversely affected by rapidly changing economic or social conditions, including the Colombian government’s response to implementation of the agreement with FARC and ongoing peace negotiations, if any, which may result in legislation that increases the tax burden of Colombian companies.

Despite efforts by the Colombian government, drug-related crime, guerrilla paramilitary activity and criminal bands continue to exist in Colombia, and allegations have surfaced regarding members of the Colombian congress and other government officials having ties to guerilla and paramilitary groups. Although the Colombian government and ELN have been in talks since February 2017 to end a five-decade war, the Colombian government has suspended the negotiations after a series of rebel attacks. On January 17, 2019, a car with explosives burst through the gates at a police academy in Bogotá resulting in 21 people dead and many injured. The Colombian Defense Minister confirmed that the terrorist attack was perpetrated by the ELN. Any possible escalation in the violence associated with this terrorist attack and/or these activities may have a negative impact on the Colombian economy. In addition, the current administration has not honored the peace protocols to be applied in the event of a suspension of peace negotiations entered into by the prior administration, on the grounds that these protocols are only binding to the administration that agreed to them. This situation could result in escalated violence by the ELN and may have a negative impact on the credibility of the Colombian government which could in turn have a negative impact on the Colombian economy. Any terrorist activity in Colombia generally may disrupt supply chains and discourage qualified individuals from being involved with our operations.
Political and economic instability in the region may affect the Colombian economy and, consequently, our results of operations and financial condition.
Some of Colombia’s neighboring countries, particularly Venezuela, have experienced and continue to experience periods of political and economic instability. According to figures from the United Nations, more than two million Venezuelans have emigrated amid food and medicine shortages and profound political divisions in their country.  Approximately half of those migrants have opted to live in Colombia, and many have arrived with only what they could carry. Providing migrants with access to healthcare, utilities and education may have a negative impact on Colombia’s economy if the Colombian government is not able to respond adequately to legalize migrants, generate programs to help them find formal jobs, and increase tax revenue and consumption.
Moreover, diplomatic relations with Venezuela and Ecuador have from time to time been tense and affected by events surrounding the Colombian military forces’ confrontations with guerilla groups, particularly on Colombia’s borders with each of Venezuela and Ecuador. More recently, the Colombian government joined an international campaign against Nicolás Maduro asking him to relinquish power, which has further increased diplomatic tensions with Venezuela.
On November 19, 2012, the International Court of Justice placed a sizeable area of the Caribbean Sea within Nicaragua’s exclusive economic zone, which until then had been deemed by Colombia as part of its own exclusive economic zone. A worsening of diplomatic relations between Colombia and Nicaragua involving the disputed waters could result in the Nicaraguan government taking measures, or a reaction among the Nicaraguan public, which would be detrimental to Colombian-owned interests in that country.
Further economic and political instability in Colombia’s neighboring countries or any future deterioration in relations with Venezuela, Ecuador, Nicaragua and other countries in the region may result in the closing of borders, the imposition of trade barriers and a breakdown of diplomatic ties, or a negative effect on Colombia’s trade balance, economy and general security situation, which may adversely affect our results of operations and financial condition.
Finally, political conditions such as changes in the United States policies related to immigration and remittances could affect the regions in which we operate. Economic conditions in the United States and the region generally may be impacted by the new United States-Mexico-Canada Agreement. This could have an indirect effect on the Colombian economy and other countries in which we may operate.

Financial and Accounting Risks
Foreign Sales.
Our functional currency is denominated in U.S. dollars. We currently expect that sales will be denominated in Colombian pesos and may, in the future, have sales denominated in the currencies of additional countries in which we establish operations or distribution. In addition, we incur the majority of our operating expenses in Colombia Pesos. In the future, the proportion of our sales that are international may increase. Such sales may be subject to unexpected regulatory requirements and other barriers. Any fluctuation in the exchange rates of foreign currencies may negatively impact our business, financial condition and results of operations. We have not previously engaged in foreign currency hedging. If we decide to hedge our foreign currency exposure, we may not be able to hedge effectively due to lack of experience, unreasonable costs or illiquid markets. In addition, those activities may be limited in the protection they provide from foreign currency fluctuations and can themselves result in losses.
Estimates or Judgments Relating to Critical Accounting Policies.
The preparation of financial statements in conformity with International Financial Reporting Standards issued by the International Accounting Standards Board requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, as provided in the notes to our financial statements, the results of which form the basis for making judgments about the carrying values of assets, liabilities, equity, revenue and expenses that are not readily apparent from other sources. Our operating results may be adversely affected if the assumptions change or if actual circumstances differ from those in the assumptions, which could cause our operating results to fall below the expectations of securities analysts and investors, resulting in a decline in the price of our Common Shares. Significant assumptions and estimates used in preparing the financial statements include those related to the credit quality of accounts receivable, income tax credits receivable, share based payments, impairment of non-financial assets, fair value of biological assets, as well as revenue and cost recognition.
Tax Risks.
We and our subsidiary will operate and will be subject to income tax and other forms of taxation in multiple jurisdictions. Taxation laws and rates which determine taxation expenses may vary significantly in different jurisdictions, and legislation governing taxation laws and rates are also subject to change. Therefore, our earnings may be impacted by changes in the proportion of earnings taxed in different jurisdictions, changes in taxation rates, changes in estimates of liabilities and changes in the amount of other forms of taxation. We may have exposure to greater than anticipated tax liabilities or expenses. We may be subject to income taxes and non-income taxes in a variety of jurisdictions and our tax structure may be subject to review by both domestic and foreign taxation authorities and the determination of our provision for income taxes and other tax liabilities will require significant judgment. In addition, we may be subject to different taxes imposed by the Colombian government, and changes within such tax, legal and regulatory framework may have an adverse effect on our financial results.
Failure to develop our internal controls over financial reporting as we grow could have an adverse impact on us.
As our Company matures we will need to continue to develop and improve our current internal control systems and procedures to manage our growth. We are required to establish and maintain appropriate internal controls over financial reporting. Failure to establish appropriate controls, or any failure of those controls once established, could adversely impact our public disclosures regarding our business, financial condition or results of operations. In addition, management’s assessment of internal controls over financial reporting may identify weaknesses and conditions that need to be addressed in our internal controls over financial reporting or other matters that may raise concerns for investors. Any actual or perceived weaknesses and conditions that need to be addressed in our internal control over financial reporting, disclosure of management’s assessment of our internal controls over financial reporting or disclosure of our public accounting firm’s attestation to or report on management’s assessment of our internal controls over financial reporting may have an adverse impact on the price of our Common Shares.

Risks Related to Our Securities
We intend to list our Common Shares for trading on a securities exchange, which would increase our regulatory burden; however, it is uncertain when our Common Shares will be listed on an exchange for trading, if ever.
We intend to seek a listing on the Canadian Stock Exchange (the “CSE”). Our Board of Directors, in its sole discretion, may choose to take actions necessary to list our Common Shares on a national securities exchange, but is not obligated to do so. As a result, our Common Shares sold in this Offering may not be listed on a securities exchange for an extended period of time, if at all. If our Common Shares are not listed on an exchange, it may be difficult to sell or trade in our Common Shares.
Although to date we have not been subject to the continuous and timely disclosure requirements of Canadian securities laws or other rules, regulations and policies of the CSE. We are working with our legal, accounting and financial advisors to identify those areas in which changes should be made to our financial management control systems to manage our obligations as a public company listed on the CSE. These areas include corporate governance, corporate controls, disclosure controls and procedures and financial reporting and accounting systems. We have made, and will continue to make, changes in these and other areas, including our internal controls over financial reporting. However, we cannot assure holders of our shares that these and other measures that we might take will be sufficient to allow us to satisfy our obligations as a public company listed on the CSE on a timely basis. In addition, compliance with reporting and other requirements applicable to public companies listed on the CSE will create additional costs for us and will require the time and attention of management. We cannot predict the amount of the additional costs that we might incur, the timing of such costs or the impact that management’s attention to these matters will have on our business.
There is no existing market for our Common Shares, and you cannot be certain that an active trading market or a specific share price will be established.
Prior to this Offering, there has been no public market for shares of our Common Shares. We cannot predict the extent to which investor interest in our Company will lead to the development of a trading market or how liquid that market might become. The Offering price for the Units has been arbitrarily determined by the Company and may not be indicative of the price that will prevail in any trading market following this Offering, if any. The market price for our Common Shares may decline below the Offering price, and our stock price is likely to be volatile.
Our executive officers and directors and their respective affiliates may continue to exercise significant control over our Company after this Offering, which will limit your ability to influence corporate matters and could delay or prevent a change in corporate control.
Our executive officers and directors currently represent beneficial ownership, in the aggregate, of approximately 36.8% of our outstanding Common Shares. Immediately following the completion of this Offering, and disregarding any Units that they purchase in this Offering, if any, the existing holdings of our executive officers and directors and their affiliates will represent beneficial ownership, in the aggregate, of approximately 19.8% of our outstanding Common Shares, assuming we sell the maximum number of Units offered in this Offering and issue 60,000,000 Common Shares (assuming 20 million Warrant Shares are issued) to the subscribers in the Offering. Please see “Security Ownership of Management & Certain Security Holders” on page 52 for more information. As a result, these shareholders may be able to influence our management and affairs and control the outcome of matters submitted to our shareholders for approval, including the election of directors and any sale, merger, consolidation, or sale of all or substantially all of our assets. These shareholders acquired their Common Shares for substantially less than the price of the Units being acquired in this Offering, and these shareholders may have interests, with respect to their Common Shares, that are different from those of investors in this Offering, and the concentration of voting power among one or more of these shareholders may have an adverse effect on the price of our Common Shares. In addition, this concentration of ownership might adversely affect the market price of our Common Shares by:
●	delaying, deferring or preventing a change of control of the Company;
●	impeding a merger, consolidation, takeover or other business combination involving the Company; or
●	discouraging a potential acquirer from making a tender offer or otherwise attempting to obtain control of the Company.

Conflicts of Interest.
We may be subject to various potential conflicts of interest because of the fact that some of our officers and directors may be engaged in a range of business activities. In addition, our executive officers and directors may devote time to their outside business interests, so long as such activities do not materially or adversely interfere with their duties to the Company. In some cases, our executive officers and directors may have fiduciary obligations associated with these business interests that interfere with their ability to devote time to our business and affairs and that could adversely affect our operations. These business interests could require significant time and attention of our executive officers and directors.
We have broad discretion in how we use the proceeds of this Offering and may not use these proceeds effectively, which could affect our results of operations and cause the price of our Common Shares to decline.
We will have considerable discretion in the application of the net proceeds of this Offering. We intend to use the net proceeds from this Offering to fund our business strategy, including without limitation, new and ongoing research and development, cultivation and commercialization operations, offering expenses, working capital and other general corporate purposes, which may include funding for the hiring of additional personnel. As a result, investors will be relying upon management’s judgment with only limited information about our specific intentions for the use of the balance of the net proceeds of this Offering. We may use the net proceeds for purposes that do not yield a significant return or any return at all for our shareholders. In addition, pending their use, we may invest the net proceeds from this Offering in a manner that does not produce income or that loses value.
We will incur increased costs as a result of our public reporting obligations, and our management team will be required to devote substantial time to new compliance initiatives.
We may become subject to the periodic reporting requirements for public reporting companies in the United States and Canada in the near future. Particularly after we are no longer an “emerging growth company,” we will continue to incur significant legal, accounting and other expenses that we have not incurred as a private company. Our management and other personnel would need to devote a substantial amount of time to comply with our reporting obligations. Moreover, these reporting obligations will increase our legal and financial compliance costs and will make some activities more time-consuming and costly.
We may lose our status as a foreign private issuer in the United States, which would result in increased costs related to regulatory compliance under United States securities laws.
The Company will cease to qualify as a “foreign private issuer,” as defined in Rule 405 under the Securities Act and Rule 3b-4 under the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”), if, as of the last business day of our second fiscal quarter, more than 50 percent of our outstanding Common Shares are directly or indirectly owned by residents of the United States. If we determine that we fail to qualify as a foreign private issuer, the Company will cease to be eligible to avail itself of the forms and rules designated for foreign private issuers beginning on the first day of the fiscal year following such determination. Among other things, this will result in loss of the exemption from registration under the Exchange Act provided by Rule 12g3-2(b) thereunder, and, if the Company is required to register our Common Shares under section 12(g) of the Exchange Act, we will have to do so as a domestic issuer.  Further, any securities that we issue in unregistered or unqualified offerings both within and outside the United States will be “restricted securities” (as defined in Rule 144(a)(3) under the Securities Act), and will continue to be subject to United States resale restrictions notwithstanding their resale in “offshore transactions” pursuant to Regulation S under the Securities Act.  As a practical matter, this will likely require us to register more offerings of our securities under the Securities Act on either a primary offering or resale basis, even if they take place entirely outside the United States.  The resulting legal and administrative costs of complying with the resulting regulatory requirements are anticipated to be substantial, and to subject the Company to additional exposure to liability for which we may not be able to obtain insurance coverage on favorable terms or at all.

If our stock price fluctuates after the Offering, you could lose a significant part of your investment.
The market price of our Common Shares could be subject to wide fluctuations in response to, among other things, the risk factors described in this section of this Offering Circular, and other factors beyond our control, such as fluctuations in the valuation of companies perceived by investors to be comparable to us. Furthermore, the stock markets have experienced price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many companies. These fluctuations often have been unrelated or disproportionate to the operating performance of those companies. These broad market and industry fluctuations, as well as general economic, political, and market conditions, such as recessions, interest rate changes or international currency fluctuations, may negatively affect the market price of our Common Shares. In the past, many companies that have experienced volatility in the market price of their stock have been subject to securities class action litigation. We may be the target of this type of litigation in the future. Securities litigation against us could result in substantial costs and divert our management’s attention from other business concerns, which could seriously harm our business.
After the completion of this Offering, we may be at an increased risk of securities class action litigation.
Historically, securities class action litigation has often been brought against a company following a decline in the market price of its securities. If our stock price decreases and we were to be sued, it could result in substantial costs and a diversion of management’s attention and resources, which could harm our business.
We do not intend to pay dividends on our Common Shares and, consequently, your ability to achieve a return on your investment will depend on appreciation in the price of our Common Shares.
We have never declared or paid any cash dividend on our Common Shares and do not currently intend to do so in the foreseeable future. We currently anticipate that we will retain future earnings for the development, operation and expansion of our business and do not anticipate declaring or paying any cash dividends in the foreseeable future. Therefore, the success of an investment in the Units, the Common Shares and Warrants of which the Units consist and the underlying Warrant Shares will depend upon any future appreciation in their value. There is no guarantee that the Units, the Common Shares and Warrants of which the Units consist and the underlying Warrant Shares will appreciate in value or even maintain the price at which you purchased them.
We may terminate this Offering at any time during the Offering Period.
We reserve the right to terminate this Offering at any time, regardless of the number of Units sold. In the event that we terminate this Offering at any time prior to the sale of all of the Units offered hereby, whatever amount of capital that we have raised at that time will have already been utilized by the Company and no funds will be returned to subscribers.

DILUTION

As at the date of this Offering Circular, an aggregate of 70,000,000 Common Shares are issued and outstanding.

If you purchase Units in this Offering, your ownership interest in our Common Shares will be diluted immediately, to the extent of the difference between the price to the public charged for each Unit in this Offering and the net tangible book value per share of our Common Shares after this Offering.

Our net tangible book value as of June 30, 2019 was ($414,000), or ($0.01) per share, based on 70,000,000 outstanding Common Shares as of the date of this Offering Circular. Net tangible book value per share equals the amount of our total tangible assets less total liabilities, divided by the total number of Common Shares outstanding, all as of the date specified.

If the Maximum Offering, at an offering price of $0.75 per Unit and $1.00 per Warrant Share, is sold in this Offering, after deducting approximately $1,143,000 in offering expenses payable by us, our pro forma as adjusted net tangible book value at June 30, 2019 would be approximately $48,671,000, or $0.37 per share. This amount represents an immediate increase in pro forma net tangible book value of $0.38 per share to our existing shareholders as of the date of this Offering Circular, and an immediate dilution in pro forma net tangible book value of approximately $0.46 per share to new investors purchasing Units in this Offering at a price of $0.75 per Unit.

The following table illustrates the approximate per share dilution to new investors discussed above, assuming the sale of, respectively, 100%, 75%, 50% and 25% of the Units and the Warrant Shares offered for sale in this Offering (after deducting our estimated offering expenses of $1.1 million):

Funding Level	$48,857,000	$36,582,000	$24,307,500	$12,302,000
Offering Price per Unit	$0.75	$0.75	$0.75	$0.75
Offering Price per Warrant Share	$1.00	$1.00	$1.00	$1.00
Weighted Average Price per Unit and Warrant Share	$0.83	$0.83	$0.83	$0.83
Pro forma net tangible book value per Common Share before the Offering	$(0.01)	$(0.01)	$(0.01)	$(0.01)
Increase per Common Share attributable to investors in this Offering	$0.38	$0.33	$0.25	$0.15
Pro forma net tangible book value per Common Share after the Offering	$0.37	$0.31	$0.24	$0.14
Dilution to investors after the Offering	$0.46	$0.52	$0.59	$0.69

The following tables set forth, assuming the sale of, respectively, 100%, 75%, 50% and 25% of the Units offered for sale in this Offering, the total number of shares previously sold to existing shareholders as of October 10, 2019, including shares issued for services, the total consideration paid for the foregoing (based on cash actually received and the value of shares issued for services), and the respective percentages applicable to such purchased shares and consideration paid based on an average price of $0.02 per share paid by our existing shareholders or as the value of shares issued for services and $0.75 per Unit paid by investors in this Offering.

	Units Purchased		Total Consideration
	Number	Percentage	Amount	Percentage
Assuming 100% of Units Sold:
Existing Shareholders	70,000,000	54%	$1,400,000	3%
New Investors	60,000,000	46%	$50,000,000	97%
Total	130,000,000	100%	$51,400,000	100%

	Units Purchased		Total Consideration
	Number	Percentage	Amount	Percentage
Assuming 75% of Units Sold:
Existing Shareholders	70,000,000	61%	$1,400,000	4%
New Investors	45,000,000	39%	$37,500,000	96%
Total	115,000,000	100%	$38,900,000	100%

	Units Purchased		Total Consideration
	Number	Percentage	Amount	Percentage
Assuming 50% of Units Sold:
Existing Shareholders	70,000,000	70%	$1,400,000	5%
New Investors	30,000,000	30%	$25,000,000	95%
Total	100,000,000	100%	$26,400,000	100%

	Units Purchased		Total Consideration
	Number	Percentage	Amount	Percentage
Assuming 25% of Units Sold:
Existing Shareholders	70,000,000	82%	$1,400,000	10%
New Investors	15,000,000	18%	$12,500,000	90%
Total	85,000,000	100%	$13,900,000	100%

The foregoing tables and calculations exclude (i) 7,000,000 Common Shares issuable upon exercise of stock options outstanding which are exercisable at an exercise price of $0.05 per share, (ii) 7,000,000 Common Shares issuable upon exercise of common share purchase warrants outstanding which are exercisable at an exercise price of $0.05 per share and (iii) Warrant Shares issuable upon the exercise of Warrants and any proceeds therefrom.

PLAN OF DISTRIBUTION AND SELLING SECURITYHOLDERS

The Units, the Common Shares and Warrants of which the Units consist and the underlying Warrant Shares are being offered pursuant to Regulation A of Section 3(b) of the Securities Act of 1933, as amended (the “Securities Act”), for Tier 2 offerings, by the management of the Company on a “best-efforts” basis directly to purchasers who satisfy the requirements set forth in Regulation A. We have the option in our sole discretion to accept less than the minimum investment. We have no minimum capitalization, and we may use the proceeds from this Offering immediately following our acceptance of the corresponding subscription agreements towards our business strategy, facility expenses, research and development expenses, offering expenses (which include legal, accounting, printing, due diligence, marketing, selling and other costs incurred in the Offering), working capital, general corporate purposes, and other uses, as more specifically set forth in the “Use of Proceeds to Issuer” starting on page 27. There is no arrangement for the return of funds to investors if all of the Units offered are not sold in the Offering.

Our Offering will terminate on the first to occur of (a) the sale of all 40,000,000 Units offered hereby, (b) December 12, 2021 or (c) when our Board of Directors elects to terminate the Offering.

There is no arrangement to address the possible effect of the Offering on the price of our Common Shares.

We reserve the right to offer the Units, the Common Shares and Warrants of which the Units consist and the underlying Warrant Shares through broker-dealers who are registered with FINRA.  The Company has engaged Dalmore Group, LLC (“Dalmore”), a New York limited liability company and broker-dealer registered with the SEC and a member of FINRA, to provide broker-dealer services in seven specified states, including Washington, Arizona, Texas, Alabama, North Dakota, Florida and New Jersey, in connection with this Offering.  Dalmore’s services include the review of investor information, including Know Your Customer data, Anti-Money Laundering and other compliance checks, and the review of subscription agreements and investor information.  As compensation for these services, the Company has agreed to pay Dalmore a one-time setup fee in the amount of $25,000, plus a 3% commission on the aggregate amount raised by the Company in this Offering in the specified states, as described in the Broker-Dealer Agreement between the Company and Dalmore.

Generally speaking, Rule 3a4-1 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) provides an exemption from the broker-dealer registration requirements of the Exchange Act for persons associated with an issuer that participate in an offering of the issuer’s securities. None of our officers or directors are subject to any statutory disqualification, as that term is defined in Section 3(a)(39) of the Exchange Act. None of our officers or directors will be compensated in connection with their participation in the Offering by the payment of commissions or other remuneration based either directly or indirectly on transactions in our securities. None of our officers or directors are, or have been within the past 12 months, a broker or dealer, and none of them are, or have been within the past 12 months, an associated person of a broker or dealer. At the end of the Offering, our officers and directors will continue to primarily perform substantial duties for the Company or on its behalf otherwise than in connection with transactions in securities. Our officers and directors will not participate in selling an offering of securities for any issuer more than once every 12 months other than in reliance on Exchange Act Rule 3a4-1(a)(4)(i) or (iii), except that for securities issued pursuant to Rule 415 under the Securities Act, the 12 months shall begin with the last sale of any security included within one Rule 415 registration.

We may be required to retain a broker-dealer or register as an issuer-dealer and/or agent under the blue sky laws of certain states in order to make offers to sell our Units in those states. There can be no guarantee that we will be approved as an issuer-dealer and/or agent in any or all of the states which we determine require such registration.

Selling Security Holders

No securities are being sold for the account of security holders; all net proceeds of this offering will go to the Company.

USE OF PROCEEDS TO ISSUER

The maximum gross proceeds from the sale of our Units in this Offering is $50,000,000 (including the proceeds from the issuance of all Warrant Shares upon exercise of Warrants issued in this Offering). The net proceeds from the total maximum offering are expected to be approximately $48,857,000, after the payment of offering costs (including legal, accounting, printing, due diligence, marketing, selling and other costs incurred in the Offering). Our estimated offering costs of $1,143,000 include a deduction of 3% of the total gross proceeds for commissions payable to Dalmore on all the Units being offered. We note that this is a conservative estimate, as the 3% commission will only be paid on investments in the seven states where Dalmore is engaged to provide broker-dealer services (Washington, Arizona, Texas, Alabama, North Dakota, Florida and New Jersey), although the Company intends to offer Units in all states within the United States and in certain provinces of Canada (and other non-U.S. jurisdictions). The estimate of the budget for offering costs is an estimate only and the actual offering costs may differ. We expect from time to time to evaluate the acquisition of businesses, intellectual property, products and technologies for which a portion of the net proceeds may be used.  The following table represents management’s best estimate of the uses of the net proceeds, assuming the sale of, respectively, 100%, 75%, 50% and 25% of the Units offered for sale in this Offering.

		Percentage of Offering Sold
	100%	75%	50%	25%
Construction of facilities and equipment	$10,000,000	$8,000,000	$8,000,000	$4,000,000
Complete licensing and permitting at new facilities	$1,000,000	$1,000,000	$1,000,000	$1,000,000
Cosechemos operational expenditures	$6,000,000	$6,000,000	$6,000,000	$3,000,000
Recruit and implement sales team	$1,500,000	$900,000	$600,000	$400,000
Research and Development	$5,800,000	$4,800,000	$1,900,000	$1,328,500
General and Administrative	$6,100,000	$6,100,000	$6,007,000	$2,003,500
Execute marketing and branding campaigns	$3,000,000	$2,000,000	$800,000	$300,000
Strategic acquisitions and related capital expenditures	$15,457,000	$7,782,000	$-	$-
TOTAL	$48,857,000	$36,582,000	$24,307,000	$12,032,000

The Company has a very limited operating history. Our plan of operations for the next few years includes: successfully completing the Pilot Project, expanding our cultivation to 100 hectares at the Cosechemos Farm, building the requisite infrastructure at the Cosechemos Farm, including 1 hectare of nursery and propagation centres and the Research Technology and Processing Centre; developing, executing and monitoring sales and marketing campaigns, identifying strategic partners and consumers in Colombia and export partners internationally, building the requisite infrastructure at the Palagua Farms, expanding our cultivation to the initial 50 hectares at the Palagua Farms and acquiring businesses currently in the Company’s pipeline.  The amounts set forth above are our current estimates for such development activities, and we cannot be certain that actual costs will not vary from these estimates. Our management has significant flexibility and broad discretion in applying the net proceeds received in this Offering and making short-term interest-bearing investments of the proceeds for capital preservation purposes. We cannot assure you that our assumptions, expected costs and expenses and estimates will prove to be accurate or that unforeseen events, problems or delays will not occur that would require us to seek additional debt and/or equity funding, which may not be available on favorable terms, or at all. See “Risk Factors” starting on page 10 for more information regarding the risks associated with an investment in our securities.

The Company intends to use a portion of the proceeds raised in this Offering to fund the compensation payable to its officers, as described under “Compensation of Directors and Executive Officers” below. The Company may, in its discretion, pay its directors cash compensation and compensate them with the proceeds of the Offering.

This expected use of the net proceeds from this Offering represents our intentions based upon our current financial condition, results of operations, business plans and conditions. As of the date of this Offering Circular, we cannot predict with certainty all of the particular uses for the net proceeds to be received upon the closing of this Offering or the amounts that we will actually spend on the uses set forth above. The amounts and timing of our actual expenditures may vary significantly depending on numerous factors. As a result, our management will retain broad discretion over the allocation of the net proceeds from this Offering and reserves the right to change the estimated allocation of net proceeds set forth above.

Although our business does not presently generate any cash, we believe that if we raise the maximum amount in this Offering, that we will have sufficient capital to finance our operations for at least the next 24 months. However, if we do not sell the maximum number of Units offered in this Offering, or if our operating and development costs are higher than expected, we will need to obtain additional financing prior to that time. Further, we expect that during or after such 24-month period, we will be required to raise additional funds to finance our operations until such time that we can conduct profitable revenue-generating activities.

Pending our use of the net proceeds from this Offering, we may invest the net proceeds in a variety of capital preservation investments, including without limitation short-term, investment grade, interest bearing instruments and United States government securities and including investments in related parties. We may also use a portion of the net proceeds for the investment in strategic partnerships and possibly the acquisition of complementary businesses, products or technologies, although we have no present commitments or agreements for any specific acquisitions or investments.

DESCRIPTION OF BUSINESS

Corporate Structure

Flora Growth Corp. (the “Company,” “Flora”, “we,” “our,” and “us”) was incorporated on March 13, 2019 in the Province of Ontario. Flora is an early-stage private company headquartered in Canada with a focus on cultivating, processing and supplying all natural, medicinal-grade cannabis oil extracts and related products to large channel distributors, including pharmacies, medical clinics, and cosmetic companies.  We will require adequate funding from this Offering to plant, grow and harvest our products on a commercial scale, to produce oil extracts, to access needed facilities and labor and to achieve large channel distribution of our products .

Our business operations are in Colombia. Our registered office and its head office is located at 65 Queen Street West, Suite 800, Toronto, Ontario M5H 2M5. We have one 90% owned operating subsidiary, Cosechemos Ya S.A.S. (“Cosechemos”), which operates its business of cultivation and processing all natural cannabis into standardized, medicinal-grade oil extracts and related products. Cosechemos became a subsidiary of the Company effective October 2, 2019 pursuant to share purchase agreement between Flora, Guillermo Andres Ramirez Martinez, Guillermo Ramirez Cabrales and Oscar Mauricio Franco Ulloa.

Pursuant to our articles of incorporation (our “Articles”), we are authorized to issue an unlimited number of Common Shares. As of October 10, 2019, we had 70,000,000 Common Shares issued and outstanding.

Intercorporate Relationships
We have one 90% owned subsidiary, Cosechemos, incorporated under the laws of Colombia and has its registered office address at Carrera 25 # 29 - 87 Local 17 A, Giron, Santander, Colombia.

Flora Growth Corp. (Ontario)

90%

Cosechemos Ya S.A.S. (Colombia)

Cosechemos became our 90%-owned subsidiary effective October 2, 2019, pursuant to the Share Purchase Agreement, by and among us and Guillermo Andres Ramirez Martinez, Guillermo Ramirez Cabrales and Oscar Mauricio Franco Ulloa.   Pursuant to the Share Purchase Agreement, we acquired 4,500 shares of Cosechemos (which is equivalent to 90% of the issued and outstanding shares of Cosechemos).  As consideration for the Cosechemos shares, we (i) paid $80,000 to the Vendors, and (ii) granted the Vendors a 10% non-dilutive, free carried interest in Cosechemos. Pursuant to the shareholders agreement between the Vendors and Flora (the “Shareholders Agreement”), Flora shall fund the operations of Cosechemos and the Vendors’ equity interest in Cosechemos cannot be diluted by such funding during the time that the Free Carry is in effect.

The Free Carry will automatically terminate upon such time as we invest an aggregate of $25 million into Cosechemos.  Upon the termination of the Free Carry, the Vendors will be required, if needed by Cosechemos, to fund the operations of Cosechemos on a pro rata basis or risk having their equity interest in Cosechemos be diluted.  Additionally, we are required to pay the Vendors, as a one-time payment, $750,000 within 60 days of Cosechemos earning a net income of $10 million.

Narrative Description of the Business

Flora is an early-stage private company headquartered in Canada with a focus on cultivating, processing and supplying all natural, medicinal-grade cannabis oil extracts and related products to large channel distributors, including pharmacies, medical clinics, and cosmetic companies. We are currently in discussions with such distributors; however, we will require adequate funding from this Offering to enter into definitive agreements and fulfill these business objectives.

Our 90% owned subsidiary, Cosechemos, is a licensed and permitted cultivator, producer, and distributor of CBD medical cannabis in Colombia for: (a) use in Colombia; and (b) international export.  On August 22, 2019, Cosechemos applied to the Ministry of Justice for a Psychoactive Cannabis Cultivation License and on August 14, 2019 Cosechemos applied to the Ministry of Health and Social Protection (the “Ministry of Health”) for its cannabis manufacturing license. Cosechemos expects to receive these licenses by the end of 2019.

In Colombia, there are a total of 183 companies with a Non-Psychoactive Cannabis Cultivation Licence.  Cosechemos does not need any other licences or permissions to export CBD-based products outside of Colombia.  Cosechemos will be required to comply with the importation laws, rules and regulations of each country in which it looks to export its products to. Presently, Argentina, Chile, Ecuador, Uruguay and Peru allow the importation of CBD-based products, and we expect to export to these countries during the second half of 2020, assuming adequate funding will enable a commercial-scale harvest.  We do not presently have the customary import approvals from countries outside of Colombia to import our cannabis-based products into such countries and expect to apply for licenses and obtain such approvals during the last six months of 2020, subject to adequate funding.

Our cultivation operations are in Giron, Santander, Colombia, where Cosechemos has leased the Cosechemos Farm, a 361 hectare property, and the Palagua Farms, a 1,900 hectare property, to host the entirety of its operations, from the seed stage to the processing stage.  The equatorial location of its facilities offers Cosechemos the opportunity to cultivate the highest quality cannabis flowers and produce correspondingly high quality oil extracts through combination of a consistent and natural 12 hour sunlight/darkness light cycle, along with the expertise provided by the Cosechemos workforce drawn from Colombia’s cut flower industry. Cosechemos also benefits from the natural light cycle through minimal energy requirements, providing the potential for an extremely low carbon production footprint and high production cost efficiency.
We have not yet grown nor harvested a commercial cannabis crop nor produced oil extracts, and we will require adequate proceeds generated from this Offering to do so. We have initiated a 2 hectare Pilot Program at the Cosechemos Farm.  Pursuant to the Pilot Program, w e have constructed one nursery and propagation center (an aggregate of 1,000 square meters) at the Cosechemos Farm wherein Flora has planted 7,800 seedlings of non-psychoactive cannabis.  Once the plants have strengthened and developed a healthy root structure, the plants will be planted in lots on the Cosechemos Farm for a total of two hectares of planted crops. We expect to harvest, dry, trip and process the non-psychoactive cannabis from the Pilot Program in the first quarter of 2020.  Once the Pilot Program has been completed, we will start planting 100 hectares of non-psychoactive cannabis at the Cosechemos Farm (the “Stage 1 Grow”). The Cosechemos Farm is a 361 hectare property.
Following the successful completion of the Stage 1 Grow and subject to the Company having adequate financing and demand for the Company’s products, Cosechemos intends to expand its operations by cultivating non-psychoactive cannabis at the Palagua Farms.  Initially, we intend to use 50 hectares for the cultivation of cannabis at the Palagua Farms.  Following the successful cultivation of the first 50 hectares at the Palagua Farms, we can cultivate up to an additional 1,850 hectares at the Palagua Farms.
Our Products and Services

Cosechemos is focused on cultivating, processing and supplying all natural, medicinal-grade cannabis oil, cannabis oil extracts and related products to large channel distributors, including pharmacies, medical clinics, and cosmetic companies. We are currently in discussions with such distributors; however, we will require adequate funding from this Offering to enter into definitive agreements and fulfill these business objectives.
Cosechemos is currently in the process of cultivating medicinal cannabis at the Cosechemos Farm in Giron, Colombia for a variety of medical conditions. Cosechemos currently has registered 12 varieties of cannabis. See “Operations - Strains of Cannabis”.
The development of these strains enables the selection of mother plants and identification of the concentrations of cannabinoids required for the formulations in which we intend to distribute. Upon completion of the construction of its Research Technology and Processing Centre, the cannabis will be produced in accordance with good manufacturing practice (GMP) Standards. We are committed to developing final products consistent with medicinal cannabis industry standards and pharmaceutical procedures. Our products will include a variety of THC and CBD compositions designed to treat specific medical conditions.  Currently, we are authorized to grow only non-psychoactive cannabis (less than 1% THC) but we expect to obtain a psychoactive cannabis license (higher than 1% THC) by Q4 2019.  Upon obtaining the psychoactive cannabis license, the composition of the strains grown we grow will include a wide range of THC and CBD ratios. We are currently evaluating various delivery methods to its target demographic of pharmacies, medical clinics, and cosmetic companies.
Our non-psychoactive cannabis license allows us to produce and distribute CBD dominant cannabis oils and derivative products. This provides a strong base for our operations as the recently established medicinal cannabis market in Colombia develops and matures, and opportunities in Colombia’s low THC non-psychoactive cannabis over-the-counter markets arise.
Our CBD dominant cannabis products will mainly be focused on addressing the medicinal cannabis needs of prospective Colombian patients with conditions potentially suitable for treatment with medical cannabis. Such conditions include anxiety, insomnia, anorexia, chronic pain, epilepsy, chemotherapy-induced nausea and vomiting, post-traumatic stress disorder (PTSD), Parkinson’s disease, Tourette syndrome, irritable bowel syndrome (IBS) and spasticity associated with multiple sclerosis (MS) and spinal cord injury (SCI)1. Prohibition Partners2 estimates the need for medical cannabis production in Colombia to treat pain and pain symptoms of 4.5 million patients domestically as well as 60 million patients in Latin America suffering from conditions such as cancer, multiple sclerosis and epilepsy. In Colombia alone, it is estimated that more than 2.2 million people suffer with chronic pain, some 475,000 suffer post-traumatic stress disorder and another 520,000 have insomnia.
Initially, we intend to service the domestic Colombian market and certain countries in Latin America that have legalized medicinal cannabis and allow for the importation of CBD-based products. Presently, Argentina, Chile, Ecuador, Uruguay and Peru allow the importation of CBD-based products. We have commenced discussions with potential partners and customers in these jurisdictions, and we expect to export to these countries during 2020, assuming adequate funding will enable a commercial-scale harvest.  We do not presently have the customary import approvals from countries outside of Colombia to import our cannabis-based products into such countries and expect to apply for licenses and obtain such approvals in 2020, subject to adequate funding.

Operations
Method of Production
We are currently in the process of growing a variety of cannabis strains for specific patient ailments. We have developed initial processing procedures for mature plants with the objective of distributing products through a variety of market channels in Colombia and potentially internationally. We will utilize stringent quality assurance and quality control measures to ensure that its products are consistent with medicinal cannabis industry standards.
We have initiated a 2 hectare pilot program (the “Pilot Program”) at the Cosechemos Farm.  Pursuant to the Pilot Program, we have constructed one nursery and propagation center (an aggregate of 1,000 square meters) wherein we have planted 7,800 seedlings of non-psychoactive cannabis.  Once the plants have strengthened and developed a healthy root structure, the plants will be planted in lots on the Cosechemos Farm for a total of two hectares of planted crops. We expect to harvest, dry, trip and process the non-psychoactive cannabis from the Pilot Program in the first quarter of 2020.  Once the Pilot Program has been completed, we will start to plant 100 hectares of non-psychoactive cannabis. The Cosechemos Farm is a 361 hectare property. 100 hectares of the Cosechemos Farm will be used to grow and cultivate cannabis, with the remainder of the Cosechemos Farm used to host the requisite facilities and infrastructure, including the Nursery and Propagation Centre, storage warehouse, technical and administrative offices, employee quarters, fertilization booth, post-harvest (drying and curing centre), a water reservoir and the Research Technology and Processing Centre.
Following the successful cultivation of 100 hectares at the Cosechemos Farm, adequate financing and subject to demand for the Company’s products, Cosechemos intends to expand its operations by cultivating non-psychoactive cannabis at the Palagua Farms.

Subject to the Company obtaining adequate financing, we intend to construct the following facilities at the Cosechemos Farm by the of Q3 2020:
Nursery and Propagation Centre
We intend to build 1 hectare of open-air greenhouses capable of supplying more than 45,000 rooted cuttings per week from 17,000 mother-plants, the estimated number eventually required to support a planned 100-hectare cultivation and harvesting operation at the Cosechemos Farm.
Warehouse
We intend to construct a 3,000 m2 warehouse for the housing and storage of all equipment required at the Cosechemos Farm.

1 Paradigm Capital – Medicinal Cannabis Industry Report (April 2018)
2 Prohibition Partners – The LATAM Cannabis Report (October 2018)

Technical and administrative office
We intend to construct a 3,000 m2 office for its technical and administrative team.
Housing for Technical Team
We intend to construct a 100m2 residential quarters to host its technical team.  Four members of our technical team will reside at the Cosechemos Farm to ensure that its crops have constant surveillance.
Fertilization Centre
We intend to construct a 1,500 m2 fertilization center which shall contain all of the fertilization infrastructure and equipment needed for the Cosechemos Farm, including pumping system, filters and automation tanks.
Water Reservoir
We intend to construct a 1 hectare water reservoir which shall have a capacity of 30,000 m3  of water.  The water reservoir will be filled with water from the underground water aquifer.
Research Technology and Processing Centre
We intend to construct a 1.5 hectare Research Technology and Processing Centre. The Research Technology and Processing Centre will contain facilities to: (i) dry flowers naturally as well as using drying machines; (ii) a milling area; (iii) extraction areas; and (iv) an area designed for testing for levels of THC and CBD and physical-chemical analyzes of the soil, pathological plants and multiplication of beneficial microorganisms. Once complete, it must be certified by INVIMA to ensure that it meets GMP standards.
Production
The nursery and propagation center has one primary function, to develop and propagate a steady stream of genetically stable cuttings (clones) that will supply our cultivation lots, which in turn root and cultivate the cuttings into flowering plants that eventually yield the harvested cannabis flower that is sent for processing into standardized, medicinal-grade oil extracts at our planned state-of-the-art oil processing center.
These outbound cuttings, destined for contract cultivation, are hand-culled from populations of mother plants, which will occupy a dominant percentage, of approximately 75% of the overall nursery and propagation center’s open-air greenhouse planting capacity. The mothers supply all of the feeder stock cannabis cuttings to be cultivated at the Cosechemos Farm.
Not only do the mother plants supply genetically stable varieties of cuttings, they themselves also originated as harvested cuttings from grandmother plants. As the cloning process perfectly replicates plant genetics, the genetics of the mother plants mirror those of the grandmother plants from which they were harvested.
After extensive laboratory and field propagation testing only a select few plants determined to possess superior genetics are selected to be grandmothers. To ensure the genetic consistency of future generations of grandmother plants (and by extension future mother plants), tissue culture harvested from the grandmother plants is stored in an onsite tissue culture lab. In other words, when the entire population of grandmother plants needs to be replaced with new grandmothers, which is required approximately every six months, it is replaced with its own genetic offspring via tissue culture propagation.

Cultivation and Processing
The non-psychoactive cannabis produced as part of the Pilot Project will be processed at our current processing center which is located on the Cosechemos Farm.  Until the Research Technology and Processing Centre is constructed, the CBD oil from the Pilot Project will be extracted in a temporary non-certified facility located at the Cosechemos Farm.
The construction of the Research Technology and Processing Centre that Cosechemos will use to produce cannabis is targeted to commence by the first half of 2020. Once completed, the Research Technology and Processing Centre must be certified by INVIMA in order to ensure that it meets GMP Standards.
GMP Standards require a system in place that ensures that products are consistently produced and controlled according to quality standards. GMP Standards are designed to minimize the risks involved in any pharmaceutical, food, cosmetics, and production that cannot be eliminated through testing the final product. GMP Standards implement standards for all facets of production including materials, premises, equipment, training and personal hygiene of staff. Detailed written procedures are essential for each process that could affect the quality of the finished product. In addition, systems must be implemented to provide documented proof that correct procedures are consistently followed at each step in the manufacturing process, every time a product is made.
Location
The Cosechemos Farm is in Giron, Santander, Colombia. Giron’s tropical rainforest climate has an average daily temperature of 23.79°C (74.82°F) throughout the year with virtually no variation. Giron consistently receives 12 hours and 10 minutes of daylight, year-round, with very little variability, important for cannabis cultivation. Rainfall is abundant in Giron, with the probability of precipitation at some point ranging between 43% and 67% throughout most of the year (8.3 months), and usually a light to moderate breeze, which is ideal for controlling humidity and moisture levels within open-air greenhouses.
Giron’s location and infrastructure are well suited to supply international markets as it is 10 kilometers from Palonegro International Airport.
The Palagua Farm is located in Puerto Boyacá, Departamento de Boyacá, Colombia. Puerto Boyacá’s rainforest has an average daily temperature of 27.83°C (82.09°F) throughout the year with a small variation of +/- 2.5°C (or 77°F to 86°F) with temperatures higher from September to October and lower from December to January. Puerto Boyacá, on average, receives 12 hours and 7 minutes of daylight, excellent for multiple cannabis cultivation cycles in a year. Rainfall is abundant in Puerto Boyacá, with the probability of precipitation ranging between 31% and 80% throughout most of the year with an average monthly precipitation of 68%. Puerto Boyacá has a light breeze year-round which is ideal for controlling humidity levels within open-air greenhouses.
Puerto Boyacá’s location and infrastructure are well suited to supply international markets as it is a river-port town located by the Magdalena River, a principal river of Colombia, and is in close proximity to the airports of Puerto Perales and Puerto Nare.
Colombia is one of the world’s top cut flower producing regions. The skills of its many experienced horticultural workers are quickly transferable from flowers to cannabis. The cost of agricultural labour in Colombia is less than a quarter  of U.S. labour even with fair labour standards now in place throughout the industry to ensure safe and respectful working environments and fair wages.
Specialized Skills and Knowledge
Our board of directors and management team has strong experience enabling the team to operate a business of this nature including experience in horticulture, crop development, horticultural production techniques, produce manufacturing and international finance. Our board of directors and management team also has experience operating in the South American and Colombian business environment.

Sources of Materials
We intend to source the majority of its non-GMO feeder stock seed material through the legally established channels set forth by the Colombian government. Additionally, in certain situations where a specific strain is deemed to be important to developing a medical market formulation and domestic source plant material is not readily available, we may be required to import seeds from legally licensed international seed vendors.
Water for growing is obtained from an underground aquifer on the Cosechemos Farm and from a nearby river at the Palagua Farms. Soil is obtained from the property itself at each of the Cosechemos Farm and the Palagua Farms. Fertilizer is obtained from various suppliers based on the demand from the cultivation schedule.
Licenses
According to Colombian law, there are four types of cannabis licenses that authorize different activities concerning the various stages of the production line of the medicinal cannabis industry: (i) the Cannabis Seeds Possession License; (ii) the Psychoactive Cannabis Cultivation License; (iii) the Cannabis Non-Psychoactive Cultivation License; and (iv) the Cannabis Derivatives Manufacturing License. An overview of each license is provided below.
The legal framework currently in force in Colombia regarding medicinal cannabis is established in the Law 1787 of 2016 (the “Law”) and the Decree 613 of 2017 (the “Decree”). Based on the Law and the Decree, the Ministry of Health and the Ministry of Justice are the authorities entitled to issue the aforementioned licenses, in an estimated time of sixty (60) days.
It is important to note that, in compliance with its international obligations, Colombia establishes an annual limit for the production volume of cannabis plants and derivatives, which is monitored by the International Narcotics Control Board. Based on this limit, the Colombian Government established a quota system, in order to control the amount of psychoactive cannabis production per license. This means that under the Psychoactive Cannabis Cultivation and Manufacturing licenses, licensees must first apply for a specific crop or manufacturing quota, before beginning production. Such restriction is not applicable to non-psychoactive cannabis production, and therefore to Non-Psychoactive Cannabis Cultivation Licenses.
The current operations of Cosechemos do not require a Cannabis Seeds Possession License, Psychoactive Cannabis License or a Cannabis Derivatives Manufacturing License. Cosechemos currently has a Non-Psychoactive Cannabis Cultivation License.
Non-Psychoactive Cannabis Cultivation License
The Non-Psychoactive Cannabis Cultivation License is granted by the Ministry of Justice and is intended to authorize the cultivation of non-psychoactive cannabis plants for (i) seeds, cuttings and grain production, (ii) the manufacturing of derivatives, (iii) industrial purposes and (iv) scientific research purposes. Besides cultivation, licensees also have an authorization to store, commercialize, distribute and transport non-psychoactive cannabis plants, as well as dried cannabis flower.

Cosechemos applied for this license on September 6, 2019, and the Ministry of Justice granted it on May 15, 2019, through Resolution N° 484. The Cannabis Non-Psychoactive Cultivation License grants Cosechemos the right to cultivate non-psychoactive cannabis plants for: (a) grain and seeds production; (b) manufacturing of derivatives; and (c) industrial production.
The Cannabis Non-Psychoactive Cultivation License does not require a quota. The license is valid up to five (5) years and can be renewed for additional five year terms. The Colombian government maintains the right to monitor the activities performed by the corresponding licensee.
Psychoactive Cannabis Cultivation License
On August 22, 2019, Cosechemos applied for the Psychoactive Cannabis Cultivation License before the Ministry of Justice.  This license authorizes the cultivation of psychoactive cannabis plants for (i) seeds and cuttings production, (ii) grain production, (iii) the manufacture of derivatives and (iv) scientific research purposes. Besides cultivation, licensees also have an authorization to store, commercialize, distribute and transport psychoactive cannabis plants, as well as dried cannabis flower. Cosechemos expects to obtain this license in Q1 2020.
Cannabis Manufacturing License
On August 14, 2019, Cosechemos applied for the Cannabis Manufacturing License before the Ministry of Health.  This license authorizes the manufacture of psychoactive cannabis derivatives for (i) domestic commercialization, (ii) export, and (iii) scientific research purposes. Cosechemos expects to receive this license in Q1 2020.
Strains of Cannabis
Under article 2.8.11.11.1 of Decree 631 of 2018, licensed cannabis producers had the right to register before the Colombian Agricultural Institute (“ICA”), the genetics of any cannabis strain found in Colombia without having to declare or specify its origin, until December 31, 2018. This right, known as “Fuente semillera”, works a mechanism to legalize the sources of cannabis genetics already existing in Colombia, by allowing licensees to initiate the formal proceedings before the ICA, required to register such genetics in the Colombian National Plants Registry or “Registro Nacional de Cultivares.” In this sense, each strain registered as Fuente semillera belongs to each licensee, giving it the right to grow its own strands of cannabis as opposed to having to purchase registered strands from other licensed producers.
As of December 31, 2018, Cosechemos registered 12 varieties as its own Fuente semillera.  This registration enables Cosechemos to grow its own strands of cannabis as opposed to having to purchase registered strands from other licensed producers.
Seasonality
Colombia and its vertical offering of microclimates is the ideal country for year-round growing and processing of all possible varieties of cannabis in a natural, environmentally friendly manner.

Environmental
Under Colombian law, land ownership creates a presumption of liability for environmental damage in case of the breach of environmental laws, environmental damages, and the breach of an environmental license or any other administrative act issued by environmental authorities. Environmental authorities may investigate potential claims, authorize preventative measures, or impose sanctions to corporations for breaching environmental laws.
General principles of environmental law are set out in Law 99 of 1993. Moreover, article 9 of the National Code of Natural Resources and Protection of the Environment, issued through Decree 2811 of 1974, establishes the principles governing the use of natural resources, including, inter alia, that natural resources must be used without causing any harm to the interests of the community or third parties.
Any person, including corporations, that cause environmental damage while acting under the authority of a permit or environmental license, are responsible for the costs incurred on rectifying the damage. Environmental sanctions are independent from other civil and criminal penalties that may be imposed for the same action or damage. Therefore, environmental damage caused while a party is performing any activity without the required license constitutes a breach of Law 99 of 1993 and may lead to the imposition of sanctions, in addition to civil or criminal proceedings. Furthermore, Parties liable for environmental damage will also be required to carry out studies to assess the characteristics of the damage.
Political and Economic
Stable, Democratic Government
Colombia is a republic, characterized as a democratically elected representative system with a president as its head of state and head of the executive.  The Colombian legislature is made up of a 102-member Senate and a 166-member Chamber of Representatives. On June 17, 2018, Iván Duque Márquez of the right wing Centro Democrático (CD) was elected president. President-elect Duque took office on August 7, 2018.
Colombia has a multitude of political parties and coalitions divided along ideological or single issue lines. Changes in who holds political office at both the national and regional level is common.
Political conditions in Colombia are generally stable. However, large portions of the country remain in the control of armed groups, despite efforts to advance peace processes.
Market
We plan to distribute its product primarily in Colombia, although we will explore exportation to foreign countries as well. We intend to distribute its CBD dominant cannabis to medical clinics and pharmacies in Colombia. In addition, we will distribute our CBD dominant cannabis to cosmetic manufacturers who will incorporate it into their own products.
As of August 1, 2019, the population of Colombia is approximately 49.9 million people, making it the third largest populous nation in Latin America.  Over 90% of Colombia’s population lives in the northwest part of the country, with most Colombians living in urban centers. Currently, over 80.6% of the Colombian population lives in urban centers, a figure which is growing at an annual rate of 1.37%. Bogota is Colombia’s largest city, with a population of 8.3 million people, followed by Medellin with a population of 2.5 million people, and Cali with a population of 2.6 million people.
The Colombian economy has been steadily growing over the past three years, hovering around approximate real growth rates between 2% and 3%. Last year, the GDP of Colombia was $330.2 billion, with Colombia’s services sector comprising the largest portion of the economy. Colombia’s GDP per capita as of December 2018 was $7,698. The Colombian economy has seen inflation decline over the years from 7.5% in 2016, to 4.3% in 2017, 3.2% in 2018 and an expected rate of 3.4% in 2019.

Colombia is part of, or is currently negotiating, Free Trade Agreements (“FTA”) with over a dozen countries. It is also a founder and current member of the Pacific Alliance, a trade bloc formed in 2012 with Chile, Mexico, and Peru.  In May 2018, it joined the Organisation for Economic Co-operation and Development (OECD). It did so after many reforms to align with OECD standards in areas such as: labour, justice system reform, corporate governance of state-owned enterprises, anti-bribery, and trade. Furthermore, Colombia is open to foreign direct investment (“FDI”). Since the 1990s, it has implemented several reforms to encourage FDI. These include lifting restrictions on the remittance of profits and capital, allowing foreign investments in most and providing for national treatment of foreign investors.
In conjunction with legalizing the use of marijuana, the Colombian government has embraced a model of licensing producers and distributors to manage the industry rather than issuing cards to consumers. It is estimated that there are currently about 3.2 million Colombian patients with conditions that can be treated with medical marijuana use. Additional research is being done collaboratively by the Colombian government, the private sector, and health professionals on how medical marijuana can further help treat Colombia’s medical patients.
Risks Faced by Foreign Companies Operating in Colombia
Although Colombia is generally open to FDI, foreign companies operating in Colombia face a number of risks. For example, while Colombia has a strong legal framework for commercial matters that defines the rights of businesses, reviews regulatory enforcement procedures and resolves contract disputes, the system is constrained by delays and corruption. A lack of coordination between government bodies and a lack of available resources have contributed to the delays. The time between when a plaintiff files a lawsuit and a resolution averages 1,288 days; the enforcement of an award granted due to an arbitration can take up to two years. Furthermore, high profile corruption cases continue to frequently arise despite many anti-corruption initiatives being implemented in the past eight years by outgoing president Juan Manuel Santos.
Furthermore, while FTAs, economic integration agreements, and other initiatives have streamlined the process for importing and exporting goods in Colombia, barriers to trade persist. For example, theft in both customs warehouses and of transportation trucks continues to be an issue. Additionally, customs officials can detain shipments indefinitely for errors ranging from incorrect tariff schedule classifications to typographical errors in paperwork.
Lastly, a lack of effective enforcement of labour law, particularly in rural areas, creates a reputational risk for foreign companies operating in Colombia. Moreover, decreases in the number of inspections of workplaces by government labour officials and the inability of inspectors to receive logistical assistance from employers and/or employees when accessing workplaces, are also concerns.
Marketing Plans and Strategies
We intend to sell medicinal cannabis in the domestic market in Colombia, although we will target foreign export, as and when other countries legalize medicinal cannabis products. The Colombian market allows for commercial production and distribution of medicinal cannabis products.
We will employ a hybrid business-to-business (“B2B”) and business-to-consumer (“B2C”) sales and distribution model. However, with respect to B2C channel sales, we do not plan to market its products directly to end consumers, but rather through channel distributors including medical clinics, pharmacies, and manufacturers of cosmetic products. Targeted B2B customers will primarily consist of finished goods manufacturers, research organizations and pharmaceutical companies.
We intend to support the entire marketing and sales process, develop the necessary knowledge to generate trust and encourage the proper use of the product by users. We will develop a final product with its own B2C brand and distribution and loyalty channel. Our B2C concept encompasses the design of our product to the distribution and loyalty of the final consumer and doctors who prescribe cannabis or recommend cannabis treatments. This will allow for value creation and customer loyalty of the product from both patients and doctors who prescribe our product. We will target our marketing efforts according to the needs and sizes of the markets, to meet expert leaders with marketing orientation and people with the orientation of a visitor or promoter who interact in the regions with the market players (e.g., doctors, patients, relatives, institutions, clinics, drugstores, distributors, etc.)

We will strive to create allies within the healthcare process (clinics and doctors’ offices) that formulate and believe in cannabis therapies. We will aim to create a network of doctors and related health personnel to meet the needs of the market and through a defined system know and manage the product with confidence and tranquility and at the same time distribute the product in an agile and safe way. We believe that new information technologies will be a key part of this strategy in order to have the market educated on the formulation trends of use and consumption of cannabis. These technologies will be used to educate the medical specialists of the selected branches (neurologists, psychiatrists, rheumatologists, oncologists, etc.) and create the necessary confidence so that the patients they attend have the possibility of receiving cannabis therapies as a complement to traditional therapies.
For each of the channels, and according to the product portfolio, we are developing a marketing and loyalty strategy by creating the materials and communications for these channels and their specific audiences – in the case of B2C, this would include doctors, patients, family members, regulatory entities and scientific associations, among others. Flora is developing marketing and commercial strategies focusing on the following topics:
•	marketing, strategic planning and sales tactics (line leaders, visitors and promoters);
•	scientific contents;
•	institutional relations;
•	customer service, after sales; and
•	information systems and management platform.

Additionally, we believe that, as global cannabis regulations continue to transform, Colombia may potentially legalize non-medicinal cannabis use following the example of countries such as Uruguay and Canada, which have both recently legalized adult-use recreational cannabis nationally. We believe that such an event would become a key factor for the Company’s future growth prospects, as such, we will continue to proactively monitor Colombia’s legal cannabis environment and plan accordingly for any potential changes to the country’s legal cannabis framework.
Competitive Conditions
The market for medicinal cannabis in Colombia is characterized by a structural shortage of supply, with few authorized producers of THC dominant cannabis. There are comparatively more producers of CBD dominant cannabis as production of CBD cannabis is not subject to the quota system in Colombia. Although competition in the market is growing, management believes that we are competitively positioned to capitalize on its early mover status and satisfy a significant portion of the market’s demand for medicinal cannabis.
Management expects that its experience and fundamental understanding of Colombia’s regulatory framework, the agricultural and scientific processes necessary to develop high quality and consistent medicinal cannabis products, will allow us to lead the Colombian medicinal cannabis marketplace.
The global cannabis industry is experiencing significant change as governments embrace regulatory reform, liberalizing the production and consumption of cannabis. It is possible that foreign corporations may enter the Colombian market as a result of Colombia’s regulatory regime, creating the prospect of Colombia becoming a hub for future industry development. In addition, we may face new competition for other licensed cannabis producers offering similar products to our products.

Legal Proceedings

There are no current legal proceedings against the Company.

Employees/Consultants

We have eight part-time consultants located in Canada and five full-time employees in Colombia. We do not currently have any pension, annuity, profit sharing, or similar employee benefit plans, although we may choose to adopt such plans in the future.

We plan to engage contractors from time to time on an as-needed basis to consult with us on specific corporate affairs, or to perform specific tasks in connection with our business development activities.

Corporate Information

Our principal Toronto-based executive offices are located at 65 Queen Street West, Suite 800, Toronto, Ontario, M5H 2M5 Canada, and our telephone number is +1(416) 861-2267. Our website address is www.floragrowth.ca. The information contained therein or accessible thereby shall not be deemed to be incorporated into this Offering Circular.

DESCRIPTION OF PROPERTY

Leased Real Property

Pursuant to a lease agreement dated May 2, 2018, as amended, between C.I. Gramaluz S.C.A. and Cosechemos, Cosechemos has leased the Cosechemos Farm. The Cosechemos Farm is a 361 hectare property in Giron, Santander, Colombia.  The Company intends to use 100 hectares for the cultivation of cannabis at the Cosechemos Farm.  The Cosechemos Farm will also host the Nursery and Propagation Centre, storage warehouse, technical and administrative offices, employee quarters, fertilization booth, a water reservoir and the Research Technology and Processing Centre

Effective September 1, 2019, Cosechemos shall pay approximately $2,900 (COP10,000,000) a month to lease the Cosechemos Farm.  On March 1, 2020, the monthly fee shall be increased to approximately $5,800 (COP20,000,000).  Cosechemos has a right to purchase the Cosechemos Farm at a price to be determined by an arm’s length third party appraiser from the real estate association of Bogota, Colombia. The Cosechemos Farm has been leased for a term of 6 years commencing on May 2, 2018. The lease automatically extends for successive 6 year terms.

Pursuant to an (i) option to lease agreement dated December 27, 2018, as amended on November 1, 2019 , between Waldshut C.V. and Cosechemos, Cosechemos has the option to lease the Palagua Farm I, and (ii) option to lease agreement dated December 27, 2018, as amended on November 1, 2019 , Vicalvaro C.V. and Cosechemos, Cosechemos the option to lease the Palagua Farm II. The Palagua Farm I is a 700 hectare property in Palagua, Boyaca, Colombia. The Palagua Farm II is a 1,432 hectare property in Palagua, Boyaca, Colombia. The Palagua Farm I and Palagua Farm II (collectively, the “Palagua Farms”) are contiguous to each other. The Palagua Farms are approximately 300 kilometers from the Cosechemos Farm.

Following the successful cultivation of the 100 hectares at the Cosechemos Farm, adequate financing and subject to demand for the Company’s products, Cosechemos intends to expand its operations by cultivating non-psychoactive cannabis at the Palagua Farms.

Pursuant to the option to lease agreements for the Palagua Farms, Cosechemos shall pay approximately $28.13 (COP$95,879) a month for each hectare of the Palagua Farms being used to cultivate cannabis by Cosechemos. Cosechemos is not required to make any payments until it commences its operations at the Palagua Farms.  Cosechemos has a right to purchase the Palagua Farms, in whole or in part, at a price to be determined by an arm’s length third party appraiser from the real estate association of Bogota, Colombia. Cosechemos’ option to lease the Palagua Farms expires on February 1, 2021.

Following the successful cultivation of 100 hectares at the Cosechemos Farm, the Company intends to use 50 hectares for the of cultivation of cannabis at the Palagua Farms.  Following the successful cultivation of the first 50 hectares, the Company can cultivate up to an additional 1,850 hectares at the Palagua Farms. Cosechemos has a right to purchase the Palagua Farms, in whole or in part, at a price to be determined by an arm’s length third party appraiser from the real estate association of Bogota, Colombia.

The Palagua Farms will host similar facilities to the Cosechemos Farm, including a nursery and propagation centre, storage warehouse, technical and administrative offices, employee quarters, fertilization booth, a water reservoir and a research technology and processing centre.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of our operations together with the consolidated financial statements and notes thereto appearing elsewhere in this Offering Circular. This discussion contains forward-looking statements reflecting our current expectations, whose actual outcomes involve risks and uncertainties. Actual results and the timing of events may differ materially from those stated in or implied by these forward-looking statements due to a number of factors, including those discussed in the sections entitled “Risk Factors” starting on page 10, “Cautionary Statement Regarding Forward-Looking Statements” starting on page 4 and elsewhere in this Offering Circular. Please see the notes to our consolidated financial statements for information about our significant accounting policies, critical estimates, judgements and financial management and risk management.

OVERVIEW

The Company was incorporated on March 13, 2019 under the laws of the Province of Ontario, and is headquartered at 65 Queen Street West, Suite 800 in Toronto, Ontario, Canada. Effective October 2, 2019, the Company acquired 90% of Cosechemos.

Cosechemos was established on May 12, 2016.  Cosechemos, is located in Colombia and is focused on cultivating, processing and supplying all natural, organic medicinal-grade cannabis oil, cannabis oil extracts and related products to large channel distributors, including pharmacies, medical clinics, and cosmetic companies. We are currently in discussions with such distributors; however, we will require adequate funding from this Offering to fulfill these business objectives and enter into definitive agreements.

Cosechemos is a licensed and permitted cultivator, producer, and distributor of CBD medical cannabis in Colombia for: (a) use in Colombia; and (b) international export.  Cosechemos has (i) one property under lease, the Cosechemos Farm, in Giron, Santander, Colombia, and (ii) the option to lease the Palagu Farms, in Puerto Boyaca, Boyaca, Colombia. Our subsidiary’s main operations are currently in Giron, Colombia.

The Cosechemos Farm is a 361 hectare property. The Palagua Farms is comprised of two contiguous farms for a total of 2,132 hectares.

On July 16, 2019, the Company signed a share purchase agreement with Guillermo Andres Ramirez Martinez, Guillermo Ramirez Cabrales and Oscar Mauricio Franco Ulloa, collectively, the “Vendors”, to purchase 90% of Cosechemos. Pursuant to the share purchase agreement, Flora acquired 4,500 shares of Cosechemos. As consideration for the Cosechemos shares, Flora (i) paid $80,000 to the Vendors, and (ii) granted the Vendors a 10% non-dilutive, free carried interest in Cosechemos, the (“Free Carry”). The Free Carry will terminate upon Flora investing an aggregate of $25,000,000 in Cosechemos.  Pursuant to the Shareholders Agreement, Flora shall fund the operations of Cosechemos and the Vendors’ equity interest in Cosechemos cannot be diluted by such funding during the time that the Free Carry is in effect. Upon the termination of the Free Carry, the Vendors will be required, if needed by Cosechemos, to fund the operations of Cosechemos on a pro rata basis or risk having their equity interest in Cosechemos be diluted. Pursuant to the agreement, Flora is required to pay the Vendors, as a one-time payment, $750,000 within 60 days of Cosechemos earning a net income of $10,000,000.

On October 2, 2019, the Company, Guillermo Andres Ramirez Martinez, Guillermo Ramirez Cabrales and Oscar Mauricio Franco Ulloa signed a shareholders’ agreement with Cosechemos, the legal and beneficial owner of 100% interest of non-psychoactive cannabis license in Colombia.

Pursuant to a lease agreement dated May 2, 2018, between C.I. Gramaluz S.C.A. and Cosechemos, Cosechemos has leased the Cosechemos farm, which is a 361 hectare property in Giron, Santander, Colombia. Effective September 1, 2019, Cosechemos shall pay approximately $2,900 (COP10,000,000) a month. On March 1, 2020, the monthly fee shall be increased to approximately $5,800 (COP20,000,000). Cosechemos has a right to purchase the Cosechemos Farm at a price to be determined by an arm’s length third party appraiser from the real estate association of Bogota, Colombia.

Pursuant to an (i) option to lease agreement dated December 27, 2018 between Waldshut C.V. and Cosechemos, Cosechemos has the option to lease the Palagua Farm I, and (ii) option to lease agreement dated December 27, 2018 between Vicalvaro C.V. and Cosechemos, Cosechemos has the option to lease the Palagua Farm II. The Palagua Farm I is a 700 hectare property in Palagua, Boyaca, Colombia. The Palagua Farm II is a 1,432 hectare property in Palagua, Boyaca, Colombia. The Palagua Farm I and Palagua Farm II (collectively, the “Palagua Farms”) are contiguous to each other. The Palagua Farms are approximately 300 kilometers from the Cosechemos Farm.  Pursuant to the option to lease agreements for the Palagua Farms, Cosechemos shall pay approximately $28.13 (COP$95,879) a month for each hectare of the Palagua Farms being used to cultivate cannabis by Cosechemos.

Financial Condition and Results of Operations for the Period from March 13, 2019 (Incorporation) to June 30, 2019 for Flora Growth Corp.
Results of Operations
To date, Flora has not generated any revenues from its planned operations. For the period from incorporation on March 13, 2019 to June 30, 2019, Flora incurred a net loss of $1,899,714, consisting of consulting and management fees of $1,550,610, expenses related to travel to the property and promotion of the company of $219,613, professional fees of $19,309, promotional expenses of $24,312 and $85,870 related to share based compensation. The Company granted 7,000,000 founder warrants of the Company with an exercise price of $0.05 per common share. The fair market value of the warrants was estimated to be $Nil using the Black Scholes option pricing model. On June 28, 2019, the Company also granted 7,000,000 options to directors, officers and consultants of the Company with an exercise price of $0.05 per common share. The options vested immediately. The fair market value of the options was estimated to be $85,870 using the Black Scholes option pricing model.
The Company has and expects to continue to report negative earnings until the Company’s cannabis development program generates producing assets. The Company will continue to utilize proceeds from financing and equity issuances to fund its cannabis program and general and administrative operating costs.
As at June 30, 2019, the Company had no operating assets and expects to generate negative cash flow from operations for the foreseeable future.
Financial Condition and Results of Operations for the Year Ended December 31, 2018 for Cosechemos
Results of Operations
Cosechemos has not generated any revenues.  Cosechemos incurred a comprehensive loss of $141 for the period ending December 31, 2018 as compared with income of $95 for the period ending December 31, 2017.
Financial Condition and Results of Operations for the Six Months Ended June 30, 2019 for Cosechemos
Results of Operations
Cosechemos has not generated any revenues.  Cosechemos incurred a comprehensive loss of $2,833 for the period ending June 30, 2019, primarily relating to an expense of $577 related to income tax, $779 for travel expenses, $315 for interest expenses, $28 for amortization of the Company’s cannabis production license and lease commitment and other expenses of $1,295.
Cosechemos initiated a 2 hectare Pilot Program at the Cosechemos Farm. Pursuant to the Pilot Program, Cosechemos has constructed one nursery and a propagation center (an aggregate of 1,000 square meters) at the Cosechemos Farm wherein the Company planted 7,800 seedlings of non-psychoactive cannabis.  Once the plants have strengthened and developed a healthy root structure, the plants will be planted in lots on the Cosechemos Farm for a total of two hectares of planted crops.

Liquidity and Capital Resources
As at June 30, 2019, the Company had a working capital deficit of $413,844. The Company’s primary cash flow needs are for the development of its cannabis activities, administrative expenses and for general working capital.
Cosechemos had cash of $nil at June 30, 2019. To date, Cosechemos has not generated any cash from operations. . Nominal amounts paid for taxes by Cosechemos were funded by a director’s loan from Oscar Franco. Cosechemos is owed $1,575 from the directors Guillermo Andres Ramirez Martinez, Guillermo Ramirez Cabrales and Oscar Mauricio Franco Ulloa for payment of their share capital. This is expected to be paid in the near term.
At present, the Company has no production and consequently no revenue generating assets or operations. The Company’s continued existence is dependent on its ability to obtain necessary financing to complete the development of its cannabis operations and/or other potential projects and attain future profitable production. At present, the Company has no established sources of income and the success of its growth and development programs will be contingent upon the Company’s ability to raise sufficient equity financing on favourable terms. The Company does not expect to generate any internal cash flows to finance the development costs in the foreseeable future.
In August 2019 the Company entered into a loan agreement with Copper One Inc. for an amount up to $500,000, of which $345,747 has been drawn down. The loan bears interest at 10% annually and is payable on demand. Stan Bharti and Deborah Battiston are the Executive Chairman and Chief Financial Officer of the Company and of Copper One, respectively. These funds have been utilized to fund activities at Cosechemos and to fund costs associated with the preparation and filing of this Offering Circular.
Although our business does not presently generate any cash, we believe that if we raise the maximum amount in this Offering we will have sufficient capital to finance our operations for at least the next 24 months; however, if we do not sell the Maximum Amount or if our operating and development costs are higher than expected, we will need to obtain additional financing. We do not have any track record for self-underwritten Regulation A+ offerings, and there can be no assurance we will raise the Maximum Amount or any other amount. Further, we expect that after such 24-month period, we will be required to raise additional funds to finance our operations until such time that we can conduct profitable revenue-generating activities. No assurances can be made that we will be successful in obtaining additional equity or debt financing, or that ultimately, we will achieve profitable operations and positive cash flow.
The Company does not pay dividends and, other than the debt discussed above, had no long-term debt or bank facilities as at June 30, 2019 and as at the date of this Offering Circular.
Plan of Operations
As noted above, the continuation of our current plan of operations requires us to raise significant additional capital. If we are successful in raising capital through the sale of Units offered for sale in this Offering, we believe that the Company will have sufficient cash resources to fund its plan of operations for the next 24 months. If we are unable to do so, we may have to curtail and possibly cease some operations. The Company intends to receive proceeds from the Offering to carry out its near term and longer-term goals.
For the next twelve months, the Company plans to operate the 2 hectare Pilot Program at the Cosechemos Farm.  Pursuant to the Pilot Program, the Company has constructed one nursery and propagation center (an aggregate of 1,000 square meters) at the Cosechemos Farm wherein the Company has planted 7,800 seedlings of non-psychoactive cannabis.  Once the plants have strengthened and developed a healthy root structure, the plants will be planted in lots on the Cosechemos Farm for a total of two hectares of planted crops. The Company expects to harvest, dry, trip and process the non-psychoactive cannabis from the Pilot Program in the first quarter of 2020.  Once the Pilot Program has been completed, Flora will start to plant 100 hectares of non-psychoactive cannabis at the Cosechemos Farm.

We continually evaluate our plan of operations to determine the manner in which we can most effectively utilize our limited cash resources. The timing of completion of any aspect of our plan of operations is highly dependent upon the availability of cash to implement that aspect of the plan and other factors beyond our control. There is no assurance that we will successfully obtain the required capital or revenues, or, if obtained, that the amounts will be sufficient to fund our ongoing operations.
Trend Information
Because we are still in the start-up phase and have only recently commenced operations, we are unable to identify any recent trends in revenue or expenses. Thus, we are unable to identify any known trends, uncertainties, demands, commitments or events involving our business that are reasonably likely to have a material effect on our revenues, income from operations, profitability, liquidity or capital resources, or that would cause the reported financial information in this Offering to not be indicative of future operating results or financial condition.
Going Concern
The Company is in the preliminary stages of its planned operations and has not yet determined whether its processes and business plans are economically viable. The continued operations of the Company are dependent upon the ability of the Company to obtain sufficient financing to complete the development of its facilities and if they are proven successful, the existence of future profitable production, or alternatively, upon the Company’s ability to dispose of its assets on an advantageous basis, all of which are uncertain.

The Company’s financial statements have been prepared on a going concern basis, which assumes that the Company will be able to continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the normal course of business. The Company will need to raise additional capital in the near term to fund its ongoing operations and business activities. There can be no assurance that this Offering will conclude or that other financings will be available on terms acceptable to the Company or at all. As a result of these circumstances, there are material uncertainties that cast significant doubt as to the appropriateness of the going concern presumption.
The business of cannabis growth and development of Cannabidiol (“CBD”) oils involves a high degree of risk and there can be no assurance that current business development programs will result in profitable cannabis operations. The Company’s continued existence is dependent upon the acquisition of assets, preservation of its interest in the underlying assets, acquisition of various licenses, the achievement of profitable operations, or the ability of the Company to raise alternative financing, if necessary, or alternatively upon the Company’s ability to dispose of its assets and operations on an advantageous basis.
The Company’s financial statements do not reflect the adjustments to the carrying values of assets and liabilities and the reported expenses and classifications in the statement of financial position that may be necessary were the Company unable to continue as a going concern and these adjustments could be material.
Off Balance Sheet Arrangements

There are no off-balance sheet arrangements.

Relaxed Ongoing Reporting Requirements

Regulation A+ provides that a filer can take advantage of an extended transition period for complying with new or revised accounting standards. We have elected to avail ourselves of this exemption and, therefore, we will not be subject to the same adoption period for new or revised accounting standards as public companies.

Upon the completion of this Offering, we may elect to become a public reporting company under the Exchange Act. If we elect to do so, we will be required to publicly report on an ongoing basis as an “emerging growth company” (as defined in the JOBS Act) under the reporting rules set forth under the Exchange Act. As defined in the JOBS Act, an emerging growth company is defined as a company with less than $1 Billion in revenue during its last fiscal year. An emerging growth company may take advantage of specified reduced reporting and other burdens that are otherwise applicable generally to public companies.

For so long as we remain an “emerging growth company,” we may take advantage of certain exemptions from various reporting requirements that are applicable to other Exchange Act reporting companies that are not “emerging growth companies,” including but not limited to:

•	not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act;
•	taking advantage of extensions of time to comply with certain new or revised financial accounting standards;
•	being permitted to comply with reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements; and
•	being exempt from the requirement to hold a non-binding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

If we are required to publicly report under the Exchange Act as an “emerging growth company”, we expect to take advantage of these reporting exemptions until we are no longer an emerging growth company. We would remain an “emerging growth company” for up to five years, though if the market value of our Common Shares held by non-affiliates exceeds $700 Million, we would cease to be an “emerging growth company.”

If we elect not to become a public reporting company under the Exchange Act, we will be required to publicly report on an ongoing basis under the reporting rules set forth in Regulation A+ for Tier 2 issuers. The ongoing reporting requirements under Regulation A+ are more relaxed than for “emerging growth companies” under the Exchange Act. The differences include, but are not limited to, being required to file only annual and semi-annual reports, rather than annual and quarterly reports. Annual reports are due within 120 calendar days after the end of the issuer’s fiscal year, and semi-annual reports are due within 90 calendar days after the end of the first six months of the issuer’s fiscal year.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Name	Position	Age	Term of Office	Approximate hours per week for part-time employees
Executive Officers:
Damian Lopez	President and Chief Executive Officer	36	March 2019 – Present	30
Deborah Battiston	Chief Financial Officer	61	March 2019 – Present	15
Orlando Bustos	VP Corporate Development	32	March 2019 – Present	30
Javier Franco	VP Agriculture	52	June 2019 – Present	N/A
Directors:
Stan Bharti	Executive Chairman	67	March 2019 – Present	N/A
Damian Lopez	Director	36	March 2019 – Present	N/A
Fred Leigh	Director	63	March 2019 – Present	N/A
William Steers	Director	66	July 2019 – Present	N/A

There is no arrangement or understanding between the persons described above and any other person pursuant to which the person was selected to his or her office or position.

Certain Relationships

Except as set forth above and in our discussion below in “Interest of Management and Others in Certain Transactions,” none of our directors or executive officers have been involved in any transactions with us or any of our directors, executive officers, affiliates or associates which are required to be disclosed pursuant to the rules and regulations of the SEC.

Business Experience

Damian Lopez, Chief Executive Officer and Director:

Damian Lopez has over 10 years of experience working in the Latin American market, including corporate finance, mergers and acquisitions and go-public transactions.  Mr. Lopez is a corporate securities lawyer who has worked with various Canadian and US publicly listed companies in the technology, resources and cannabis industries. At present, Mr. Lopez is legal counsel and corporate secretary of a number of Canadian public companies (2015 – present) as well as serving as Chief Executive Officer of Wolf Acquisition Corp, a TSX Venture Exchange listed capital pool company (2018 – present).  Previously, Mr. Lopez was the President, Chief Executive Officer, and Director of Valencia Ventures Inc. (2016 to 2018), a Canadian resource company and was a Corporate Associate at Stikeman Elliott LLP (2011 to 2015), a law firm, specializing in corporate and securities law. Mr. Lopez is fluent in English and Spanish and obtained a Juris Doctor from Osgoode Hall Law School and a Bachelor of Commerce & Finance from the University of Toronto.

Deborah Battiston, Chief Financial Officer:

Deborah Battiston is a CPA-CGA, ICD.D from the University of Toronto’s Rotman School of Management and holds a BA in Economics from the University of Guelph. During the past five years, Ms. Battiston has been Chief Financial Officer of a number of Canadian Public Companies including, ARHT Media Inc., Copper One Inc., Sulliden Mining Capital Inc. and QMX Gold Corporation.  She has an extensive background with over 25 years of financial management which includes public companies, mergers and acquisitions, tax, and financing. Ms. Battiston also has broad experience with fast paced growth companies and infrastructure creation having managed the financial teams for many successful, international and domestic companies in the mining, technology, cannabis and other sectors.

Orlando Bustos, VP Corporate Development:

Orlando Bustos has several years of diverse financial and capital markets experience. Orlando brings experience in venture capital and investments from Forbes & Manhattan (F&M), a global private merchant bank (2016 – present). Additionally, Orlando worked closely with F&M’s portfolio companies on strategy and corporate development projects. Previously, Orlando worked in Deloitte’s Global M&A Group providing companies M&A, capital raising and strategic advisory (2014 – 2016). Orlando also held corporate finance roles in large international corporations including Nutrien, the largest agriculture company in Canada. Orlando obtained a BBA (Finance) with a Joint Major in Economics from the Beedie School of Business at Simon Fraser University.

Javier Franco, VP Agriculture:

Mr. Franco is a master horticulturist with more than 20 years of experience in the design, implementation and management of cultivation and propagation facilities for flowering plants in Latin America, mainly Colombia and Ecuador. Mr. Franco speaks English and Spanish fluently and obtained his agricultural studies at Zamorano University in Honduras and later an International Exchange Program at Ohio State University. Mr. Franco has managed technical, commercial and research groups in flower, fruit and vegetable markets in Latin America, and has participated in the commercial development of new technologies applied in agro-industry.  During the previous five years, Mr. Franco has been the director of agriculture for Tecnoviv SAS in Colombia.

Stan Bharti, Director:

Stan Bharti has more than 30 years of professional experience in business, finance, markets, operations, and more. His focus has been on the resource and technology sectors. He has amassed over $3 billion worth of investment capital for the junior companies that he has worked with, and for their shareholders. He is a Professional Mining Engineer and holds a Masters Degree in Engineering from Moscow, Russia and University of London, England. During the past five years, Mr. Bharti’s principal occupation has been as the Executive Chairman of Forbes & Manhattan, Inc. In addition, Mr. Bharti is a director of several public and private companies.

Fred Leigh, Director:

Mr. Leigh has over 30 years of experience working with early stage companies and has had a significant role as founder, director and/or investor in many public companies. He is also the founder and President of Siwash, a privately held company which, for over 23 years has invested in early stage opportunities in the resource sector. Mr. Leigh’s principal occupation for the last five years has been as President of Siwash. Siwash was an early investor in successful companies such as, Wheaton River Minerals, Hathor Exploration and Blue Pearl Mining.  Mr. Leigh is an officer and director of various public companies including Halo Labs Inc., a leading cannabis extraction company listed on the NEO Exchange in Canada.

William Steers, Director:

Mr. Steers has over 40 years of international business development and management experience. While resident in Rio de Janeiro, he was a Director and senior manager of Docas Investimentos, a Brazilian controlled investment group involved in real estate, ship building, telecoms and more recently, oil and gas. Presently, and during the previous five years, Mr. Steers is a partner at IMC Consultoria Representacao Com. Int. Ltda. that among other activities, successfully introduced IMAX to Brazil.  Mr. Steers is an Independent Director of Brazilian oil and gas producer Petro Rio and Toronto based Lara Exploration Ltd. Formerly, Managing Partner at Weatherhaven Brasil (private manufacturer of temporary shelters). Mr. Steers holds an Honors BA from the Richard Ivey School of Business at Western University.
Involvement in Certain Legal Proceedings

To our knowledge, none of our current directors or executive officers have, during the past ten years:

• Been convicted in a criminal proceeding or been subject to a pending criminal proceeding (excluding traffic violations and other minor offenses);

• had any bankruptcy petition filed by or against the business or property of the person, or of any partnership, corporation or business association of which he or she was a general partner or executive officer, either at the time of the bankruptcy filing or within two years prior to that time;

• been subject to any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction or federal or state authority, permanently or temporarily enjoining, barring, suspending or otherwise limiting, his involvement in any type of business, securities, futures, commodities, investment, banking, savings and loan, or insurance activities, or to be associated with persons engaged in any such activity;

• been found by a court of competent jurisdiction in a civil action or by the SEC or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended, or vacated;

• been the subject of, or a party to, any federal or state judicial or administrative order, judgment, decree, or finding, not subsequently reversed, suspended or vacated (not including any settlement of a civil proceeding among private litigants), relating to an alleged violation of any federal or state securities or commodities law or regulation, any law or regulation respecting financial institutions or insurance companies including, but not limited to, a temporary or permanent injunction, order of disgorgement or restitution, civil money penalty or temporary or permanent cease-and-desist order, or removal or prohibition order, or any law or regulation prohibiting mail or wire fraud or fraud in connection with any business entity; or

• been the subject of, or a party to, any sanction or order, not subsequently reversed, suspended or vacated, of any self-regulatory organization (as defined in Section 3(a)(26) of the Securities Exchange Act of 1934, as amended (the Exchange Act)), any registered entity (as defined in Section 1(a)(29) of the Commodity Exchange Act), or any equivalent exchange, association, entity or organization that has disciplinary authority over its members or persons associated with a member.

We are not currently a party to any legal proceedings, the adverse outcome of which, individually or in the aggregate, we believe will have a material adverse effect on our business, financial condition or operating results.

Board Leadership Structure and Risk Oversight

The Board oversees our business and considers the risks associated with our business strategy and decisions. The Board currently implements its risk oversight function as a whole. Each of the Board committees, when established, will also provide risk oversight in respect of its areas of concentration and reports material risks to the Board for further consideration.

Term of Office

Each of our officers holds office until his or her successor is elected and qualified. Directors are appointed to serve for one year until the meeting of the Board following the annual meeting of shareholders and until their successors have been elected and qualified.

Director Independence

We use the definition of “independence” of The NASDAQ Stock Market to make this determination. NASDAQ Listing Rule 5605(a)(2) provides that an “independent director” is a person other than an officer or employee of the company or any other individual having a relationship which, in the opinion of the Company’s Board, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. The NASDAQ listing rules provide that a director cannot be considered independent if:

• the director is, or at any time during the past three years was, an employee of the company;

• the director or a family member of the director accepted any compensation from the company in excess of $120,000 during any period of twelve consecutive months within the three years preceding the independence determination (subject to certain exemptions, including, among other things, compensation for board or board committee service);

• the director or a family member of the director is a partner in, controlling shareholder of, or an executive officer of an entity to which the company made, or from which the company received, payments in the current or any of the past three fiscal years that exceed 5% of the recipient’s consolidated gross revenue for that year or $200,000, whichever is greater (subject to certain exemptions);

• the director or a family member of the director is employed as an executive officer of an entity where, at any time during the past three years, any of the executive officers of the company served on the compensation committee of such other entity; or

• the director or a family member of the director is a current partner of the company’s outside auditor, or at any time during the past three years was a partner or employee of the company’s outside auditor, and who worked on the company’s audit.

Under such definitions, Fred Leigh and William Steers are independent directors. However, our Common Shares are not currently quoted or listed on any national exchange or interdealer quotation system with a requirement that a majority of our Board be independent and, therefore, the Company is not subject to any director independence requirements.

Family Relationships

There are no familial relationships among any of our directors or officers.

Significant Employees

We do not have any significant employees other than our current directors and executive officers named herein.

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

The Company was formed in March 2019.  For the fiscal year ending December 31, 2019, we expect to compensate our highest paid officers and directors as follows:

Name and Capacity	Cash Compensation and Value of Shares issued for Service	Other Compensation	Total Compensation
		(1)
Damian Lopez (CEO//Director)	$150,688	$12,300	$162,988
Deborah Battiston (CFO)	$84,413	$9,840	$94,253
Orlando Bustos (VP Corp. Development)	$38,138	$12,300	$50,438
Stan Bharti (Executive Chairman)	$214,688	$-	$214,688
Fred Leigh (Director)	$65,000	$-	$65,000
William Steers (Director)	$-	$12,300	$12,300

(1)Any values reported in the “Other Compensation” column, if applicable, represents the aggregate grant date fair value, computed in accordance with Accounting Standards Codification (ASC) 718 Share Based Payments, of grants of stock options and warrants to each of our named executive officers and directors.

Director Compensation

We have four directors. We currently do not pay our directors any cash compensation for their services as board members. On June 28, 2019, certain of our directors acting at that time were each granted 2,000,000 options to purchase common stock of Flora at $0.05 per share.

Employment Agreements, Arrangements or Plans

The following describes the respective consulting agreements entered into by the Company and its executive officers in place as of the date hereof.

Stan Bharti

The Company has a contract with Mr. Stan Bharti (“Mr. Bharti”) for consulting services to the Company in his capacity as Executive Chairman, dated March 13, 2019, pursuant to which Mr. Bharti is entitled to compensation for the provision of such services of base fees of CAD$12,500 per month.  This agreement provides for a severance payment of 24 months’ base fees on termination by the Company without cause. This agreement may be terminated at any time for just cause without notice or payment in lieu of notice and without payment of any fees.

In the event that there is a change in control of the Company, either Mr. Bharti or the Company shall have one year from the date of such change in control to elect to have this agreement terminated.  In the event that such an election is made, the Company shall, within 30 days of such election, make a lump sum termination payment to Mr. Bharti that is equivalent to 36 months’ base fees plus an amount that is equivalent to all cash bonuses paid to Mr. Bharti in the 36 months prior to the change in control.  Following a change in control, all options granted to Mr. Bharti shall be dealt with in accordance with the terms of the Company’s stock option plan; however, all options granted to Mr. Bharti, but not yet vested, shall vest immediately. Similarly, following a change in control, all shares granted to Mr. Bharti under the Company’s share compensation plan, but not yet vested, shall vest immediately.

Damian Lopez

The Company has a contract with Damian Lopez Consulting Professional Corporation (“Lopez Procorp”), through an affiliated entity of Mr. Damian Lopez, for consulting services to the Company in Mr. Lopez’s capacity as Chief Executive Officer, dated March 13, 2019, pursuant to which Lopez Procorp is entitled to compensation for the provision of such services of base fees of CAD$12,500 per month.  This agreement provides for a severance payment of 36 months’ base fees on termination by the Company without cause. This agreement may be terminated at any time for just cause without notice or payment in lieu of notice and without payment of any fees.

In the event that there is a change in control of the Company, either Lopez Procorp or the Company shall have one year from the date of such change in control to elect to have this agreement terminated.  In the event that such an election is made, the Company shall, within 30 days of such election, make a lump sum termination payment to Lopez Procorp that is equivalent to 36 months’ base fees plus an amount that is equivalent to all cash bonuses paid to Lopez Procorp in the 36 months prior to the change in control.  Following a change in control, all options granted to Lopez Procorp shall be dealt with in accordance with the terms of the Company’s stock option plan; however, all options granted to Lopez Procorp, but not yet vested, shall vest immediately. Similarly, following a change in control, all shares granted to Lopez Procorp under the Company’s share compensation plan, but not yet vested, shall vest immediately.

Orlando Bustos

The Company has a contract with Mr. Orlando Bustos (“Mr. Bustos”) for consulting services to the Company in his capacity as VP Corporate Development, dated March 13, 2019, pursuant to which Mr. Bustos is entitled to compensation for the provision of such services of base fees of CAD$2,500 per month.  This agreement provides for a severance payment of 24 months’ base fees on termination by the Company without cause. This agreement may be terminated at any time for just cause without notice or payment in lieu of notice and without payment of any fees.

In the event that there is a change in control of the Company, either Mr. Bustos or the Company shall have one year from the date of such change in control to elect to have this agreement terminated.  In the event that such an election is made, the Company shall, within 30 days of such election, make a lump sum termination payment to Mr. Bustos that is equivalent to 36 months’ base fees plus an amount that is equivalent to all cash bonuses paid to Mr. Bustos in the 36 months prior to the change in control.  Following a change in control, all options granted to Mr. Bustos shall be dealt with in accordance with the terms of the Company’s stock option plan; however, all options granted to Mr. Bustos, but not yet vested, shall vest immediately. Similarly, following a change in control, all shares granted to Mr. Bustos under the Company’s share compensation plan, but not yet vested, shall vest immediately.

Deborah Battiston

The Company has a contract with Jadan Consulting Corporation (“Jadan”), an affiliated entity of Deborah Battiston, for consulting services to the Company in Ms. Battiston’s capacity as Chief Financial Officer, dated March 13, 2019, pursuant to which Jadan is entitled to compensation for the provision of such services of base fees of CAD$7,500 per month.  This agreement provides for a severance payment of 24 months’ base fees on termination by the Company without cause. This agreement may be terminated at any time for just cause without notice or payment in lieu of notice and without payment of any fees.

In the event that there is a change in control of the Company, either Jadan or the Company shall have one year from the date of such change in control to elect to have this agreement terminated.  In the event that such an election is made, the Company shall, within 30 days of such election, make a lump sum termination payment to Jadan that is equivalent to 36 months’ base fees plus an amount that is equivalent to all cash bonuses paid to Jadan in the 36 months prior to the change in control.  Following a change in control, all options granted to Jadan shall be dealt with in accordance with the terms of the Company’s stock option plan; however, all options granted to Jadan, but not yet vested, shall vest immediately. Similarly, following a change in control, all shares granted to Jadan under the Company’s share compensation plan, but not yet vested, shall vest immediately.

SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITYHOLDERS

The following table shows the beneficial ownership of our Common Shares as of the date of this Offering Circular held by (i) each person known to us to be the beneficial owner of more than 10% of any class of our voting securities; (ii) each director who is the beneficial owner of more than 10% of any class of our voting securities; (iii) each executive officer who is the beneficial owner of more than 10% of any class of our voting securities; and (iv) all directors and executive officers as a group. As of October 10, 2019, there were 70,000,000 Common Shares issued and outstanding.

Beneficial ownership is determined in accordance with the rules of the SEC, and generally includes voting power and/or investment power with respect to the securities held. Common Shares subject to options and warrants currently exercisable or which may become exercisable within 60 days of the date of this Offering Circular, are deemed outstanding and beneficially owned by the person holding such options or warrants for purposes of computing the number of shares and percentage beneficially owned by such person, but are not deemed outstanding for purposes of computing the percentage beneficially owned by any other person. Except as indicated in the footnotes to this table, the persons or entities named have sole voting and investment power with respect to all Common Shares shown as beneficially owned by them.

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership		Percent of Class (1)

Directors and Officers:

All executive officers and directors as a group	25,750,	000(2)		36.8%(2)

Greater than 10% Securityholders:
None

________
(1)	This Offering Statement does not contemplate that any of our current listed shareholders will acquire any additional Common Shares as part of this Offering.
(2)
Includes 3,800,000 shares of common stock issuable upon exercise of stock options and 7,000,000 shares of common stock issuable upon exercise of founder warrants held by executive officers and directors.

INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS

Transactions with Related Persons

The Company has a contract with Forbes & Manhattan, Inc. (“F&M”), of which Mr. Bharti is the Executive Chairman, for administrative and managerial services, dated March 14, 2019, pursuant to which F&M is entitled to compensation for the provision of such services of base fees of CAD$12,500 per month.  This agreement provides for a severance payment of 24 months’ base fees on termination by the Company without cause. This agreement may be terminated at any time for just cause without notice or payment in lieu of notice and without payment of any fees.

In the event that there is a change in control of the Company, either F&M or the Company shall have one year from the date of such change in control to elect to have this agreement terminated.  In the event that such an election is made, the Corporation shall, within 30 days of such election, make a lump sum termination payment to F&M that is equivalent to 36 months’ base fees plus an amount that is equivalent to all cash bonuses paid to F&M in the 36 months’ prior to the change in control.  Following a change in control, all options granted to F&M shall be dealt with in accordance with the terms of the Company’s stock option plan; however all options granted to F&M, but not yet vested, shall vest immediately.

In August 2019 the Company entered into a loan agreement with Copper One Inc. for an amount up to $500,000, of which $345,747 has been drawn down. The loan bears interest at 10% annually and is payable on demand. Stan Bharti and Deborah Battiston are the Executive Chairman and Chief Financial Officer of the Company and of Copper One, respectively. These funds have been utilized to fund activities at Cosechemos and to fund costs associated with the preparation and filing of this Offering Circular.

Except as set forth above, there has not been, nor is there currently proposed, any transaction in which the Company or its subsidiary are or were a participant and the amount involved exceeds the lesser of $120,000 or 1% of the total assets as of October 10, 2019, and in which any of our directors, executive officers, holders of more than 5% of our Common Shares or any immediate family member of any of the foregoing had or will have a direct or indirect material interest, other than compensation arrangements, which include equity and other compensation, termination, change in control, consulting and other arrangements, which are described under “Compensation of Directors and Executive Officers.”

Review, Approval and Ratification of Related Party Transactions

Given our small size and limited financial resources, we have not adopted formal policies and procedures for the review, approval or ratification of transactions, such as those described above, with our executive officer(s), director(s) and significant shareholders. We intend to establish formal policies and procedures in the future, once we have sufficient resources and have appointed additional directors, so that such transactions will be subject to the review, approval or ratification of our Board of Directors, or an appropriate committee thereof. On a moving forward basis, our directors will continue to approve any related party transaction.

SECURITIES BEING OFFERED

The following is a summary of the rights of our capital stock as provided in our Articles and Notice of Articles. For more detailed information, please see our Articles and Notice of Articles which have been filed as exhibits to the Offering Statement of which this Offering Circular is a part.

General

The Company’s Notice of Articles provide that our authorized capital consists of an unlimited number of Common Shares, without par value, which do not have any special rights or restrictions.

As of the date of this Offering Circular, the Company has 70,000,000 Common Shares issued and outstanding.

Rights, Preferences and Restrictions Attaching to Our Common Shares

The Business Corporations Act (Ontario) provides the following rights, privileges, restrictions and conditions attaching to our Common Shares:

•	to vote at meetings of shareholders, except meetings at which only holders of a specified class of shares are entitled to vote;
•
subject to the rights, privileges, restrictions and conditions attaching to any other class of shares of our company, to share equally in the remaining property of our company on liquidation, dissolution or winding-up of our company; and

•	the Common Shares are entitled to receive dividends if, as, and when declared by the Board of Directors.
The provisions in our Articles attaching to our Common Shares may be altered, amended, repealed, suspended or changed by the affirmative vote of the holders of not less than two-thirds of the outstanding Common Shares.

With the exception of special resolutions (e.g. resolutions in respect of fundamental changes to our company, including: change of our company’s name, the sale of all or substantially all of our assets, a merger or other arrangement or an alteration to our authorized capital that is not allowed by resolution of the directors) that require the approval of holders of two-thirds of the outstanding Common Shares entitled to vote at a meeting, either in person or by proxy, resolutions to approve matters brought before a meeting of our shareholders require approval by a simple majority of the votes cast by shareholders entitled to vote at a meeting, either in person or by proxy.

Shareholder Meetings

The Business Corporations Act (Ontario) provides that: (i) a general meeting of shareholders shall be held at such place in or outside Ontario as the directors determine or, in the absence of such a determination, at the place where the registered office of our company is located; (ii) directors must call an annual meeting of shareholders not later than 18 months after the date of incorporation and no later than 15 months after the last preceding annual meeting; (iii) for the purpose of determining shareholders entitled to receive notice of or vote at meetings of shareholders, the directors may fix in advance a date as the record date for that determination, provided that such date shall not precede by more than 50 days or by less than 21 days, if we are a public company, otherwise 10 days, the date on which the meeting is to be held; (iv) the holders of not less than 5% of the issued shares entitled to vote at a meeting may requisition the directors to call a meeting of shareholders for the purposes stated in the requisition; (v) only shareholders entitled to vote at the meeting, our directors and our auditor are entitled to be present at a meeting of shareholders; and (vi) upon the application of a director or shareholder entitled to vote at the meeting, the Superior Court of Justice may order a meeting to be called, held and conducted in a manner that the Court directs.

Pursuant to our Articles, the quorum for the transaction of business at a meeting of our shareholders is at least one person who is, or who represents by proxy, one or more shareholders who, in the aggregate, hold at least five percent of the issued shares entitled to be voted at the meeting.

Warrants

As of the date of this Offering Circular, the Company has a total of 7,000,000 founder Common Share purchase warrants issued and outstanding, which are exercisable at a price of $0.05 per share, subject to customary adjustments, over a 36-month exercise period following the date of issuance.

In this Offering, each Unit includes one Common Share and one-half of one Warrant. Each whole Warrant entitles the holder to purchase one Common Share at an exercise price of $1.00 per share, subject to customary adjustments, over an 18-month exercise period following the date of issuance.

Fully Paid and Non-assessable

All outstanding Common Shares are, and the Common Shares to be outstanding upon completion of this Offering will be, duly authorized, validly issued, fully paid and non-assessable.

Resale Restrictions

The Common Shares and Warrants will be separately transferable following the termination of any transfer hold periods under applicable law.

The securities to be issued in connection with the Offering will be subject to a statutory hold period in Canada in accordance with Section 2.5(2)(3)(ii) of National Instrument 45-102 – Resale of Securities, as follows: “Unless permitted under securities legislation, the holder of this security must not trade the security before the date that is 4 months, and a day after the later of (i) [insert the distribution date], and (ii) the date the issuer became a reporting issuer in any province or territory.”

Purchasers under this Offering should consult with their own professional advisers with respect to restrictions on the transferability of the securities offered hereunder.

Penny Stock Regulation

The SEC has adopted regulations which generally define “penny stock” to be any equity security that has a market price of less than $5.00 per share or an exercise price of less than $5.00 per share. Such securities are subject to rules that impose additional sales practice requirements on broker-dealers who sell them. For transactions covered by these rules, the broker-dealer must make a special suitability determination for the purchaser of such securities and have received the purchaser’s written consent to the transaction prior to the purchase. Additionally, for any transaction involving a penny stock, unless exempt, the rules require the delivery, prior to the transaction, of a disclosure schedule prepared by the SEC relating to the penny stock market. The broker-dealer also must disclose the commissions payable to both the broker-dealer and the registered representative, current quotations for the securities and, if the broker-dealer is the sole market-maker, the broker-dealer must disclose this fact and the broker-dealer’s presumed control over the market. Finally, among other requirements, monthly statements must be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks. As our Common Shares immediately following this Offering may be subject to such penny stock rules, purchasers in this Offering will in all likelihood find it more difficult to sell their Common Shares in the secondary market.

Absence of Public Market

The Company, which currently has 22 shareholders, is an alternative reporting company under Regulation A+, Tier 2 of the Securities Act. There is no public trading market for the Common Shares of the Company. The Company currently expects, as an alternative reporting company, to qualify its Common Shares for quotation or listing on the CSE, NASDAQ or OTCQB (the Over the Counter Marketplace) or other secondary market for which the Company’s Common Shares may then qualify in the discretion of the Board of Directors. (See Risk Factors starting on page 10).

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a Regulation A+ Offering Statement on Form 1-A under the Securities Act with respect to the Units, the Common Shares and Warrants of which the Units consist and the underlying Warrant Shares offered hereby. This Offering Circular, which constitutes a part of the Offering Statement, does not contain all of the information set forth in the Offering Statement or the exhibits and schedules filed therewith. For further information about us and the Units, the Common Shares and Warrants of which the Units consist and the underlying Warrant Shares offered hereby, we refer you to the Offering Statement and the exhibits and schedules filed therewith. Statements contained in this Offering Circular regarding the contents of any contract or other document that is filed as an exhibit to the Offering Statement are not necessarily complete, and each such statement is qualified in all respects by reference to the full text of such contract or other document filed as an exhibit to the Offering Statement. We are required to file periodic reports, proxy statements, and other information with the SEC pursuant to the Securities Exchange Act of 1934. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet website that contains reports, proxy statements and other information about issuers, including us, that file electronically with the SEC. The address of this site is www.sec.gov.

PART F/S

INDEX TO FINANCIAL STATEMENTS

FLORA GROWTH CORP.
Page
Audited Financial Statements of Cosechemos Ya S.A.S. for the Years Ended December 31, 2018 and December 31, 2017 (Expressed in United States Dollars)	F-2

Independent Auditor’s Report	F-3

Statements of Financial Position as of December 31, 2018 and December 31, 2017	F-6

Statements of Loss and Comprehensive Loss (Income) for the years ended December 31, 2018 and December 31, 2017	F-7

Statements of Shareholders’ Equity for the years ended December 31, 2018 and December 31, 2017	F-8

Statements of Cash Flows for the years ended December 31, 2018 and December 31, 2017	F-9

Notes to the Financial Statements	F-10

Unaudited Condensed Interim Financial Statements of Cosechemos Ya S.A.S. for the three and six months ended June 30, 2019 and June 30, 2018 (Expressed in United States Dollars)	F-27

Unaudited Condensed Interim Statements of Financial Position as of June 30, 2019 and December 31, 2018	F-28

Condensed Interim Statements of Loss and Comprehensive Loss for the three and six months ended June 30, 2019 and June 30, 2018	F-29

Condensed Interim Statements of Shareholders’ Equity for the six months ended June 30, 2019 and June 30, 2018	F-30

Condensed Interim Statements of Cash Flows for the six months ended June 30, 2019 and June 30, 2018	F-31

Notes to the Condensed Interim Financial Statements	F-32

Audited Financial Statements of Flora Growth Corp. for the Period from Incorporation on March 13, 2019 to June 30, 2019 (Expressed in United States Dollars)	F-40

Independent Auditors’ Report	F-41

Interim Statement of Financial Position as of June 30, 2019	F-43

Interim Statement of Loss and Comprehensive Loss for the three months ended June 30, 2019 and for the period from incorporation on March 13, 2019 to June 30, 2019	F-44

Interim Statement of Changes in Shareholders’ Equity for the period from incorporation on March 13, 2019 to June 30, 2019	F-45

Interim Statement of Cash Flows for the period from incorporation on March 13, 2019 to June 30, 2019	F-46

Notes to the Unaudited Interim Financial Statements for the period from incorporation on March 13, 2019 to June 30, 2019	F-47

Pro Forma Consolidated Financial Statements of Flora Growth Corp. (unaudited) as of December 31, 2018 and June 30, 2019 (Expressed in United States Dollars)	F-61

Pro-Forma Condensed Consolidated Statement of Financial Position as of June 30, 2019	F-62

Pro-Forma Condensed Consolidated Statement of Loss and Comprehensive Loss as of June 30, 2019 and December 31, 2018	F-63 and F-64

Notes to Pro-Forma Condensed Consolidated Financial Statements as of December 31, 2018	F-65

COSECHEMOS YA S.A.S.

FINANCIAL STATEMENTS

For the years ended December 31, 2018 and 2017

(Expressed in United States Dollars)

INDEPENDENT AUDITORS’ REPORT

To the Board of Directors and Shareholders of
Flora Growth Corp.

We have audited the financial statements of Cosechemos YA S.A.S. (the Company), which comprise the statement of financial position as of December 31, 2018 and 2017, and the statement of loss and comprehensive loss, statement of changes in equity and statement of cash flows for the years then ended, and notes to the financial statements, including a summary of significant accounting policies.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors’ judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control.

THE POWER OF BEING UNDERSTOOD
AUDIT | TAX | CONSULTING

Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018 and 2017, and its financial performance and its cash flows for the years then ended in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

Emphasis of Matter Regarding Key Audit Matters

Key Audit matters are those matters that, in our professional judgment, were of most significance in our audit of the financial statements of the current period. These matters were addressed in the context of our audit of the financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

1.	Compliance of transactions related with cannabis activities

We evaluate the validity of the transactions recognized in order to check the compliance of the company with all the legal requirements, in specific those regarding with the Cannabis Colombian regulation.

2.	Lease agreement

On May 2, 2018, a lease agreement was signed, between C.I. Gramaluz S.C.A. and Cosechemos YA S.A.S., of a 361-hectare property in Girón, Santander, Colombia in which the company will develop its activities. On September 1, 2019, an addendum to the contract was signed in which a grace period of 16 months was formalized with respect to the initial subscription date and new terms were established for the leases and an option to purchase the property to CI Gramaluz SCA
The net present value of this contract for the amount of COP 1,011,478,368 (US 315,531) was recognized in the financial statements of Cosechemos YA S.A.S. as of June 30, 2019 in accordance with the requirements of IFRS 16 as a right-of-use asset and a lease liability.

Emphasis of Matter Regarding Going Concern

Up to date, the Company is in the preliminary stages of its planned operations and has not yet determined whether its processes and business plans are economically viable. The financial statements have been prepared on a going concern basis, however, the Company will need to raise additional capital in the near term to fund its ongoing operations and business activities. The Company has entered into a share purchase agreement with Flora Growth Corp., nevertheless, is no assurance that this financing will conclude and there is also no assurance that other financings will be available on terms acceptable to the Company or at all. As a result of these circumstances, there are uncertainties that generate reasonable doubt about of the going concern presumption.

Emphasis of Matter Regarding Internal Control

Without prejudice to being in the prefeasibility stage, the Company must strengthen its administrative structure and internal processes in accordance with the most rigorous accepted standards, in order to promptly manage the risks arising from its operation in an appropriate manner. Specifically, the demanding level of regulation of Cannabis business activity established in Colombian legislation is a risk-enhancing factor which must be considered as a first order when structuring the Company’s controls.

Emphasis of Matter Regarding Subsequent Event

As mentioned in Note 14, a Shareholders’ Agreement was signed, on July 16, 2019, which regulates the intentions of purchase 90% of interest of Cosechemos YA S.A.S. The Free Carry will terminate upon Flora Growth investing an aggregate of US$25,000,000 into the Company. Flora is offering up to 40,000,000 (the “Maximum Offering”) units (the “Units”) of the Company to be sold in the offering.

Luis Evaristo Ardila Chacón
Partner
RSM BG S.A.S.
Carrera 27 No. 36 – 14 Oficina 325, Bucaramanga - Colombia
October 9, 2019

COSECHEMOS YA S.A.S.
Statements of Financial Position
(Expressed in United States dollars)

As at:	December 31, 2018	December 31, 2017

ASSETS
Current
Amounts receivable (Note 5)	$1,539	1,676
Prepaid expenses (Note 6)	3	1
Total assets	$1,542	1,677

LIABILITIES
Current
Trade payables and accrued liabilities (Note 7)	$14	8
Total liabilities	14	8

SHAREHOLDERS’ EQUITY
Share capital (Note 8)	1,764	1,764
Accumulated deficit	(11)	(7)
Accumulated other comprehensive income	(225)	(88)
Total shareholders’ equity	1,528	1,669
Total liabilities and shareholders’ equity	$1,542	1,677

Nature and continuance of operations (Note 1)
Commitments and contingencies (Note 11)
Subsequent events (Note 14)

APPROVED BY

Signed: “Oscar Mauricio Franco Ulloa”, Legal representative

Signed: “Ernesto Erazo Cardona”, Certified Public Accountant, T.P 108159 – T, representing Mazars Colombia SAS
See accompanying notes to the financial statements

COSECHEMOS YA S.A.S. Statements of Loss and Comprehensive Loss (Income)
(Expressed in United States dollars)

	For the year ended	For the year ended
	December 31, 2018	December 31, 2017

Expenses
Income tax expenses (Note 9)	$4	$7

Net loss for the year	$4	$7
Other comprehensive income
Foreign currency translation	137	88
Comprehensive loss for the year	$141	$95

Basic and diluted loss per share	$0.03	$0.02
Weighted average number of common shares outstanding – basic and diluted	5,000	5,000

See accompanying notes to the financial statements

COSECHEMOS YA S.A.S.
Statements of Shareholders’ Equity
(Expressed in United States dollars)

	Share Capital		Accumulated Deficit	Accumulated Other Comprehensive Income	Shareholders’ Equity
	#	$	$	$	$
Balance, December 31, 2017	5,000	1,764	(7)	(88)	1,669

Loss for the year	-	-	(4)	-	(4)
Other comprehensive loss for the year	-	-	-	(137)	(137)

Balance, December 31, 2018	5,000	1,764	(11)	(225)	1,528

Balance, December 31, 2016	5,000	1,764	-	-	1,764

Loss for the year	-	-	(7)	-	(7)
Other comprehensive loss for the year	-	-	-	(88)	(88)

Balance, December 31, 2017	5,000	1,764	(7)	(88)	1,669

See accompanying notes to the financial statements

COSECHEMOS YA S.A.S
Statements of Cash Flows (Expressed in United States dollars)
	December 31, 2018	December 31, 2017
CASH FROM OPERATING ACTIVITIES:
Net loss for the year	$(4)	$(7)
Net change in non-cash working capital	4	7
Net cash flows from operating activities	-	-

CHANGE IN CASH DURING THE PERIOD	-	-

CASH, beginning of the year	-	-

CASH, end of the year	$-	$-

See accompanying notes to the financial statements

COSECHEMOS YA S.A.S.
Notes to the financial statements
For the year ended December 31, 2018 and 2017
(expressed in United States dollars)

1. NATURE AND CONTINUANCE OF OPERATIONS
Cosechemos YA SAS (the “Company” or “Cosechemos”), was established on May 12, 2016, according to private document of single shareholder No. 05-346798-16;  whose corporate purpose is to carry out research to develop services and products for the agricultural sector of the country or abroad as well as promote and implement projects related to the agricultural sector, develop and exploit activities related to the agricultural sector, and especially development technology for the Colombian field, export, import, market wholesale or retail all kinds of goods and services developed in the agricultural sector. The Company’s head office is located at Transversal 154 # 150 - 221 Office 304, Floridablanca, Santander, Colombia.

Going concern

The Company is in the preliminary stages of its planned operations and has not yet determined whether its processes and business plans are economically viable. The continued operations of the Company are dependent upon the ability of the Company to obtain sufficient financing to complete the development of its facilities and if they are proven successful, the existence of future profitable production, or alternatively, upon the Company’s ability to dispose of its assets on an advantageous basis, all of which are uncertain.

These financial statements have been prepared on a going concern basis, which assumes that the Company will be able to continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the normal course of business. The Company will need to raise additional capital in the near term to fund its ongoing operations and business activities. While the Company has entered into a share purchase agreement with Flora Growth Corp. (“Flora”), and Flora advanced loans and has engaged in an offering of units (see Note 14) there is no assurance that this financing will conclude. There is also no assurance that other financings will be available on terms acceptable to the Company or at all. As a result of these circumstances, there are material uncertainties that cast significant doubt as to the appropriateness of the going concern presumption.

The business of cannabis growth and development of Cannabidiol (“CBD”) oils involves a high degree of risk and there can be no assurance that current business development programs will result in profitable cannabis operations. The Company’s continued existence is dependent upon the acquisition of assets, preservation of its interest in the underlying assets, acquisition of various licenses, the achievement of profitable operations, or the ability of the Company to raise alternative financing, if necessary, or alternatively upon the Company’s ability to dispose of its assets and operations on an advantageous basis.

These financial statements do not give effect to adjustments that would be necessary and could be material to the carrying values and classifications of assets and liabilities should the Company be unable to continue as a going concern.

2. BASIS OF PRESENTATION
The following is a summary of significant accounting policies used in the preparation of these financial statements.
Statement of compliance

These financial statements of the Company were prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”) and interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”).

The preparation of financial statements in accordance with International Accounting Standards (“IAS”) 1, Presentation of Financial Statements, requires the use of certain critical accounting estimates. It also requires management to exercise judgement in applying the Company’s accounting policies.

Basis of presentation

The financial statements of the Company have been prepared on an accrual basis, except for cash flow information and are based on historical cost basis, except for certain financial instruments which are stated at their fair values. The financial statements are presented in United States dollars unless otherwise noted. These financial statements were approved and authorized by the Board of Directors of the Company on September 26, 2019.

COSECHEMOS YA S.A.S.
Notes to the financial statements
For the year ended December 31, 2018 and 2017
(expressed in United States dollars)

3. SIGNIFICANT ACCOUNTING POLICIES
The following is a summary of significant accounting policies used in the preparation of these financial statements for the year ended December 31, 2018 and 2017.
Foreign currency translation

The presentation currency is in United States Dollars and functional currency of the Company is the Colombian pesos. Transactions in foreign currencies are recorded in the functional currency at exchange rates prevailing on the dates of the transactions. At the end of each reporting period, monetary assets and liabilities denominated in foreign currencies are translated at the period end exchange rates. Non-monetary items are translated at the exchange rates in effect on the date of the transactions. Foreign exchange gains and losses arising on translation are presented in the statement of loss and comprehensive loss (income).

Cash

Cash and cash equivalents in the statement of financial position includes cash on hand and deposits held with banks that have a maturity of less than three months at the date they are acquired.

Property, plant and equipment

Items of property, plant and equipment are stated at cost, less accumulated depreciation and accumulated impairment losses.

The initial cost of an asset comprises its purchase price or construction cost, any costs directly attributable to bringing the asset into operation, the initial estimate of the rehabilitation obligation, and for qualifying assets, borrowing costs. The purchase price or construction cost is the aggregate amount paid and the fair value of any other consideration given to acquire the asset.

Property, plant and equipment are generally depreciated on a straight-line basis over their estimated useful lives as follows:

Buildings                   25 - 40 years
Machinery                10 - 15 years
Vehicles                      3 - 5 years
Furniture and equipment           3 - 8 years

An item of property, plant and equipment and any significant part initially recognized is derecognized upon disposal or when no future economic benefits are expected from its use or disposal. Any gain or loss arising on derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is included in the statement of loss when the asset is derecognized. The assets’ residual values, useful lives and methods of depreciation/amortization are reviewed at each reporting period, and adjusted prospectively if appropriate.

Expenditures on major maintenance refits or repairs comprise the cost of replacement assets or parts of assets and overhaul costs. Where an asset or part of an asset that was separately depreciated and is now written off is replaced, and it is probable that future economic benefits associated with the item will flow to the Company through an extended life, the expenditure is capitalized.

Where part of the asset was not separately considered as a component, the replacement value is used to estimate the carrying amount of the replaced assets, which is immediately written off. All other day-to-day maintenance costs are expensed as incurred.

Impairment of non-financial assets

The carrying values of property, plant and equipment are assessed for impairment when indicators of such impairment exist. If any indication of impairment exists an estimate of the asset’s recoverable amount is calculated. The recoverable amount is determined as the higher of the fair value less costs to sell for the asset and the asset’s value in use.

COSECHEMOS YA S.A.S.
Notes to the financial statements
For the year ended December 31, 2018 and 2017
(expressed in United States dollars)

3. SIGNIFICANT ACCOUNTING POLICIES (continued)
Impairment of non-financial assets (continued)

Impairment is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets. If this is the case, the individual assets of the Company are grouped together into cash generating units (“CGUs”) for impairment purposes. Such CGUs represent the lowest level for which there are separately identifiable cash inflows that are largely independent of the cash flows from other assets.

If the carrying amount of the asset exceeds its recoverable amount, the asset is impaired and an impairment loss is charged to the statement of loss so as to reduce the carrying amount to its recoverable amount.

A previously recognized impairment loss is reversed only if there has been a change in the estimates used to determine the asset’s recoverable amount since the last impairment loss was recognized. If this is the case, the carrying amount of the asset is increased to its recoverable amount. The increased amount cannot exceed the carrying amount that would have been determined, net of depreciation/amortization, had no impairment loss been recognized for the asset in prior years. Such reversal is recognized in the statement of loss.

Share capital

Proceeds from the issuance of common shares are classified as equity. Incremental costs directly attributable to the issue of common shares, stock options and warrants are recognized as a deduction from equity, net of any tax effects.

Income taxes

Income tax expense comprises current and deferred tax. Current tax and deferred tax are recognized in profit or loss except to the extent that it relates to a business combination, or items recognized directly in equity or in other comprehensive income.

Current tax is the expected tax payable or receivable on the taxable income or loss for the year, using tax rates enacted at the reporting date, and any adjustment to tax payable in respect of previous years.

Deferred tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is not recognized for the following temporary differences: the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit or loss, and differences relating to investments in subsidiaries and jointly controlled entities to the extent that it is probable that they will not reverse in the foreseeable future. In addition, deferred tax is not recognized for taxable temporary differences arising on the initial recognition of goodwill. Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date. Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously.

A deferred tax asset is recognized for unused tax losses, tax credits and deductible temporary differences, to the extent that it is probable that future taxable profits will be available against which they can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

Provisions

General
Provisions are recognized when (a) the Company has a present obligation (legal or constructive) as a result of a past event, and (b) it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. Where the Company expects some or all of a provision to be reimbursed, for example under an insurance contract, the reimbursement is recognized as a separate asset but only when the reimbursement is virtually certain.

COSECHEMOS YA S.A.S.
Notes to the financial statements
For the year ended December 31, 2018 and 2017
(expressed in United States dollars)

3. SIGNIFICANT ACCOUNTING POLICIES (continued)
Provisions (continued)

The expense relating to any provision is presented in the statement of operations, net of any reimbursement. If the effect of the time value of money is material, provisions are discounted using a current pre-tax rate that reflects, where appropriate, the risks specific to the liability. Where discounting is used, the increase in the provision due to the passage of time is recognized as a finance cost in the statement of loss.

Decommissioning obligations
The Company records a liability for the fair value of legal or constructive obligations associated with the decommissioning of long-lived tangible assets in the period in which they are incurred. The decommissioning liability is recognized at the present value of the estimated future cash flow associated with the decommissioning of the applicable assets or properties. On recognition of the liability there is a corresponding increase in the carrying amount of the related asset known as the decommissioning cost, which is depleted on a unit-of-production basis over the life of the reserves. The liability is adjusted each reporting period to reflect the passage of time using the discount rate, with the interest charged to earnings, and for revisions to the estimated future cash flows. Actual costs incurred upon settlement of the obligations are charged against the liability.

As at December 31, 2018 and 2017, the Company did not have any material provisions, including decommissioning obligations.

Amounts receivable

Amounts receivable are amounts that are due from others in the normal course of business. If collection is expected in one year or less, they are classified as current assets; if not, they are presented as noncurrent assets and discounted accordingly.

Loss per share

Basic loss per share is calculated using the weighted average number of shares outstanding during the period. Diluted loss per share reflects the potential dilution of commons share equivalents, such as outstanding options and warrants, in the weighted average number of common shares outstanding during the period, if dilutive. The diluted loss per share calculation excludes any potential conversion of options and warrants that would be anti-dilutive.

Accounting policy under IFRS 9 applicable from January 1, 2018

Financial assets

Initial recognition and measurement

Non-derivative financial assets within the scope of IFRS 9 are classified and measured as “financial assets at fair value”, as either FVPL or FVOCI, and “financial assets at amortized costs”, as appropriate. The Company determines the classification of financial assets at the time of initial recognition based on the Company’s business model and the contractual terms of the cash flows.

All financial assets are recognized initially at fair value plus, in the case of financial assets not at FVPL, directly attributable transaction costs on the trade date at which the Company becomes a party to the contractual provisions of the instrument.

Financial assets with embedded derivatives are considered in their entirety when determining their classification at FVPL or at amortized cost. Amounts receivable held for collection of contractual cash flows are measured at amortized cost.

Subsequent measurement – financial assets at amortized cost

After initial recognition, financial assets measured at amortized cost are subsequently measured at the end of each reporting period at amortized cost using the Effective Interest Rate (“EIR”) method. Amortized cost is calculated by taking into account any discount or premium on acquisition and any fees or costs that are an integral part of the EIR.

COSECHEMOS YA S.A.S.
Notes to the financial statements
For the year ended December 31, 2018 and 2017
(expressed in United States dollars)

3.    SIGNIFICANT ACCOUNTING POLICIES (continued)

Accounting policy under IFRS 9 applicable from January 1, 2018 (continued)

Financial assets (continued)

Subsequent measurement – Financial assets at FVPL

Financial assets measured at FVPL include financial assets management intends to sell in the short term and any derivative financial instrument that is not designated as a hedging instrument in a hedge relationship. Financial assets measured at FVPL are carried at fair value in the statement of financial position with changes in fair value recognized in other income or expense in the statement of loss. The Company does not measure any financial assets at FVPL.

Subsequent measurement – Financial assets at FVOCI

Financial assets measured at FVOCI are non-derivative financial assets that are not held for trading and the Company has made an irrevocable election at the time of initial recognition to measure the assets at FVOCI. The Company does not measure any financial assets at FVOCI.

After initial measurement, investments measured at FVOCI are subsequently measured at fair value with unrealized gains or losses recognized in other comprehensive income or loss in the statement of comprehensive loss (income). When the investment is sold, the cumulative gain or loss remains in accumulated other comprehensive income or loss and is not reclassified to profit or loss.

Dividends from such investments are recognized in other income in the statement of loss when the right to receive payments is established.

Derecognition

A financial asset is derecognized when the contractual rights to the cash flows from the asset expire, or the Company no longer retains substantially all the risks and rewards of ownership.

Impairment of financial assets

The Company’s only financial assets subject to impairment are amounts receivable, which are measured at amortized cost. The Company has elected to apply the simplified approach to impairment as permitted by IFRS 9, which requires the expected lifetime loss to be recognized at the time of initial recognition of the receivable. To measure estimated credit losses, accounts receivable have been grouped based on shared credit risk characteristics, including the number of days past due. An impairment loss is reversed in subsequent periods if the amount of the expected loss decreases and the decrease can be objectively related to an event occurring after the initial impairment was recognized.

Financial liabilities

Initial recognition and measurement

Financial liabilities are measured at amortized cost, unless they are required to be measured at FVPL as is the case for held for trading or derivative instruments, or the Company has opted to measure the financial liability at FVPL. The Company’s financial liabilities include trade payables and accrued liabilities which are each measured at amortized cost.  All financial liabilities are recognized initially at fair value.

Subsequent measurement – financial liabilities at amortized cost

After initial recognition, financial liabilities measured at amortized cost are subsequently measured at the end of each reporting period at amortized cost using the EIR method. Amortized cost is calculated by taking into account any discount or premium on acquisition and any fees or costs that are an integral part of the EIR.

COSECHEMOS YA S.A.S.
Notes to the financial statements
For the year ended December 31, 2018 and 2017
(expressed in United States dollars)

3.    SIGNIFICANT ACCOUNTING POLICIES (continued)

Subsequent measurement – Financial liabilities at FVPL

Financial liabilities measured at FVPL include any derivative financial instrument that is not designated as a hedging instrument in a hedge relationship. Financial liabilities measured at FVPL are carried at fair value in the statement of financial position with changes in fair value recognized in other income or expense in the statement of loss.

Derecognition

A financial liability is derecognized when the obligation under the liability is discharged, cancelled or expires with any associated gain or loss recognized in other income or expense in the statement of loss.

Accounting policy under IAS 39 applicable prior to January 1, 2018

The accounting policy under IAS 39 for the comparative information presented in respect of financial assets and liabilities, excluding derivative instruments related to hedging activities, was similar to the accounting policy adopted in 2018, with the following exceptions.

Financial assets

Initial recognition and measurement

Non-derivative financial assets within the scope of IAS 39 were classified as “financial assets at fair value through profit or loss”, “loans and receivables”, or “available-for-sale financial assets”, as appropriate. The Company determines the classification of its financial assets at initial recognition.

Subsequent measurement – financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss included financial assets held for trading and financial assets designated upon initial recognition at fair value through profit or loss. Financial assets were classified as held for trading if management intended to sell the financial assets in the short term. This category included any derivative financial instrument that was not designated as a hedging instrument in a hedge relationship under IAS 39.

Derivatives embedded in host contracts were accounted for as separate derivatives and recorded at fair value if their economic characteristics and risks were not closely related to those of the host contracts. Host contracts were not held for trading or designated at fair value through profit or loss. These embedded derivatives were measured at fair value with changes in fair value recognized in the consolidated statements of operations. Reassessment only occurred if there was a change in the terms of the contract that significantly modified the cash flows that would have otherwise been required.

Impairment of financial assets

The Company assessed at each reporting date whether there was any objective evidence that a financial asset or a group of financial assets was impaired. A financial asset or a group of financial assets was deemed to be impaired if there were objective evidence of impairment as a result of one or more events that had occurred after the initial recognition of the asset (an incurred “loss event”) and the loss had an impact on the estimated cash flows of the financial asset or group of assets that could be reliably estimated.

For financial assets carried at amortized cost, the Company considered evidence of impairment at both a specific asset and collective level. Objective evidence could include the default or delinquency of a debtor or restructuring of an amount due to the Company on terms that the Company would not consider otherwise.

COSECHEMOS YA S.A.S.
Notes to the financial statements
For the year ended December 31, 2018 and 2017
(expressed in United States dollars)

3.    SIGNIFICANT ACCOUNTING POLICIES (continued)

All individually significant financial assets were assessed for specific impairment. Financial assets that were not individually significant were collectively assessed for impairment by grouping together financial assets with similar risk characteristics. If there were objective evidence that an impairment had incurred, the amount of the charge was recognized in the consolidated statements of operations and was measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows, excluding future credit losses that had not yet been incurred. If, in a subsequent period, the estimated impairment charge decreased because of an event, any reversal would have been credited to profit or loss.

New accounting pronouncements adopted

The Company has adopted the following amendments, effective January 1, 2018.

IFRS 9 – Financial Instruments: Recognition and Measurement (“IFRS 9”) introduces new requirements for the classification, measurement and impairment of financial assets and hedge accounting. It establishes two primary measurement categories for financial assets: (i) amortized cost and (ii) fair value either through profit or loss (“FVPL”) or through other comprehensive income (“FVOCI”); establishes criteria for the classification of financial assets within each measurement category based on business model and cash flow characteristics; and eliminates the existing held for trading, held to maturity, available for sale, loans and receivable and other financial liabilities categories. IFRS 9 also introduces a new expected credit loss model for the purpose of assessing the impairment of financial assets and requires that there be a demonstrated economic relationship between the hedged item and hedging instrument.

The following table shows the previous classification under IAS 39 and the new classification under IFRS 9 for the Company’s financial instruments:

Financial instrument classification
	Under IAS 39	Under IFRS 9
Financial assets
Cash	Loans and receivables	Amortized cost
Amounts receivable	Loans and receivables	Amortized cost

Financial liabilities
Trade payables and accrued liabilities	Other financial liabilities	Amortized cost

The Company adopted IFRS 9 effective January 1, 2018 retrospectively without restating comparatives and therefore the comparative information in respect of financial instruments for the year ended December 31, 2017 was accounted for in accordance with the Company’s previous accounting policy under IAS 39. There were no effects on opening balances at January 1, 2018  with  respect  to  the  adoption  of IFRS 9.

Accounting pronouncements not yet adopted

Certain new standards, interpretations, amendments and improvements to existing standards were issued by the IASB or IFRIC that are mandatory for accounting periods beginning on or after January 1, 2019 or later periods. The following have not yet been adopted and are being evaluated to determine their impact on the Company.

IAS 1 – Presentation of Financial Statements (“IAS 1”) and IAS 8 – Accounting Policies, Changes in Accounting Estimates and Errors (“IAS 8”) were amended in October 2018 to refine the definition of materiality and clarify its characteristics.  The revised definition focuses on the idea that information is material if omitting, misstating or obscuring it could reasonably be expected to influence decisions that the primary users of general purpose financial statements make on the basis of those financial statements.  The amendments are effective for annual reporting periods beginning on or after January 1, 2020.  Earlier adoption is permitted.

COSECHEMOS YA S.A.S.
Notes to the financial statements
For the year ended December 31, 2018 and 2017
(expressed in United States dollars)

3.    SIGNIFICANT ACCOUNTING POLICIES (continued)

IFRS 3 – Business Combinations (“IFRS 3”) was amended in October 2018 to clarify the definition of a business.  This amended definition states that a business must include inputs and a process and clarified that the process must be substantive and the inputs and process must together significantly contribute to operating outputs.  In addition it narrows the definitions of a business by focusing the definition of outputs on goods and services provided to customers and other income from ordinary activities, rather than on providing dividends or other economic benefits directly to investors or lowering costs and added a test that makes it easier to conclude that a company has acquired a group of assets, rather than a business, if the value of the assets acquired is substantially all concentrated in a single asset or group of similar assets.  The amendments are effective for annual reporting periods beginning on or after January 1, 2020.  Earlier adoption is permitted.

For acquisitions that do not meet the definition of a business under IFRS 3, the Company follows International Accounting Standard (“IAS”) 37 and IAS 38 guidelines for asset acquisition, where the consideration paid is allocated to assets acquired based on fair values on the acquisition date and transactions costs are capitalized and allocated to the assets acquired.

IFRS 16 - Leases (“IFRS 16”) was issued in January 2016. It replaces the previous leases Standard, IAS 17 Leases, and related Interpretations. IFRS 16 sets out the principles for the recognition, measurement, presentation and disclosure of leases. It eliminates the current dual accounting model for leases. The standard provides a single lessee accounting model, requiring lessees to recognize assets and liabilities for all leases unless the term is 12 months or less or the underlying asset has a low value. Lessors continue to classify leases as operating or finance, with lessor accounting substantially unchanged from IAS 17. The amendments are effective for annual reporting periods beginning on or after January 1, 2019.  Earlier adoption is permitted.

For contracts entered into before January 1, 2019, the Company determined whether the arrangement contained a lease under IAS 17 Leases (“IAS 17”) and its interpretive guidance. Prior to the adoption of IFRS 16, these leases were classified as operating or finance leases based on an assessment of whether the lease transferred significantly all the risks and rewards of ownership of the underlying asset.

Upon transition to IFRS 16, lease liabilities are measured at the present value of the remaining lease payments discounted by the Company’s incremental borrowing rate as at January 1, 2019. Right-of-use assets and lease liabilities are recognized on the statement of financial position with the cumulative difference recognized in retained earnings. At transition, the Company has lease liabilities of $315,531 and right-of-use asset of $315,531 and are recognized in the statement of financial position.

For contracts entered into subsequent to January 1, 2019, at inception of the contract, the Company assesses whether a contract is, or contains, a lease by evaluating if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration.  To assess whether a contract conveys the right to control the use of an identified asset, the Company assesses whether:

•
The contract involves the use of an identified asset. This may be specified explicitly or implicitly and should be physically distinct or represent substantially all of the capacity of a physically distinct asset. If the supplier has a substantive substitution right, then the asset is not identified;

•	The Company has the right to obtain substantially all of the economic benefits from the use of the asset throughout the period of use; and
•
The Company has the right to direct the use of the asset. The Company has this right when it has the decision-making rights that are most relevant to changing how and for what purpose the asset is used. In rare cases where the decision about how and for what purpose the asset is used is predetermined, the Company has the right to direct the use of the asset if either:

o	The Company as the right to operate the asset; or
o	The Company designed the asset in a way that predetermines how and for what purpose it will be used.

For contracts that contain a lease, the Company recognizes a right-of-use asset and a lease liability at the lease commencement date.  The right-of-use asset is initially measured at cost, which comprises the initial amount of the lease liability adjusted by any initial direct costs, and costs to dismantle and remove the underlying asset less any lease incentives.  The right-of-use asset is subsequently depreciated using the straight-line method from the commencement date to the earlier of the end of the useful life of the underlying asset or the end of the lease term. The estimated useful lives of right-to-use assets are determined on the same basis as those of IAS 16, property, plant and equipment. Under IFRS 16, right-of-use assets are tested for impairment in accordance with IAS 36 Impairment of Assets. This replaced the previous requirement to recognize a provision for onerous lease contacts.

COSECHEMOS YA S.A.S.
Notes to the financial statements
For the year ended December 31, 2018 and 2017
(expressed in United States dollars)

3.    SIGNIFICANT ACCOUNTING POLICIES (continued)

The lease liability is initially measured at the present value of lease payments to be paid subsequent to the commencement date of the lease, discounted either at the interest rate implicit in the lease or the Company’s incremental borrowing rate.  The lease payments measured in the initial lease liability include payments for an optional renewal period, if any, if the Company is reasonably certain that it will exercise a renewal extension option.  The liability is measured at amortized cost using the effective interest method and will be remeasured when there is a change in either the future lease payments or assessment of whether an extension or other option will be exercised. The lease liability is subsequently adjusted for lease payments and interest on the obligation.  Interest expense on the lease obligation is included in the statement of loss.

4. CRITICAL JUDGEMENTS AND ESTIMATION UNCERTAINTIES
The preparation of the financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions about future events that affect the amounts reported in the financial statements and related notes to the financial statements. Although these estimates are based on management’s best knowledge of the amount, event or actions, actual results could differ from those estimates and these estimates could be material.

The areas which require management to make significant judgments, estimates and assumptions in determining carrying values include, but are not limited to:

Determination of functional currency

The Company determines the functional currency through an analysis of several indicators such as financing activities, cash flows from operating activities and frequency of transactions within the reporting entity.

Assets’ carrying values and impairment charges

In the determination of carrying values and impairment charges, management looks at the higher of recoverable amount or fair value less costs to sell in the case of assets and at objective evidence, significant or prolonged decline of fair value on financial assets indicating impairment. These determinations and their individual assumptions require that management make a decision based on the best available information at each reporting period.

Asset acquisition versus business combination

The determination of whether a transaction meets the definition of a business combination or constitutes an asset acquisition under IFRS 3.

Income, value added, withholding and other taxes

The Company is subject to income, value added, withholding and other taxes. Significant judgment is required in determining the Company’s provisions for taxes. There are many transactions and calculations for which the ultimate tax determination is uncertain during the ordinary course of business. The Company recognizes liabilities for anticipated tax audit issues based on estimates of whether additional taxes will be due. The determination of the Company’s income, value added, withholding and other tax liabilities requires interpretation of complex laws and regulations. The Company’s interpretation of taxation law as applied to transactions and activities may not coincide with the interpretation of the tax authorities. All tax related filings are subject to government audit and potential reassessment subsequent to the financial statement reporting period. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the tax related accruals and deferred income tax provisions in the period in which such determination is made.

COSECHEMOS YA S.A.S.
Notes to the financial statements
For the year ended December 31, 2018 and 2017
(expressed in United States dollars)

4. CRITICAL JUDGEMENTS AND ESTIMATION UNCERTAINTIES (continued)
Income taxes and recoverability of potential deferred tax assets
In assessing the probability of realizing income tax assets recognized, management makes estimates related to expectations of future taxable income, applicable tax planning opportunities, expected timing of reversals of existing temporary differences and the likelihood that tax positions taken will be sustained upon examination by applicable tax authorities. In making its assessments, management gives additional weight to positive and negative evidence that can be objectively verified. Estimates of future taxable income are based on forecasted cash flows from operations and the application of existing tax laws in each jurisdiction. The Company considers relevant tax planning opportunities that are within the Company’s control, are feasible and within management’s ability to implement. Examination by applicable tax authorities is supported based on individual facts and circumstances of the relevant tax position examined in light of all available evidence. Where applicable tax laws and regulations are either unclear or subject to ongoing varying interpretations, it is reasonably possible that changes in these estimates can occur that materially affect the amounts of income tax assets recognized. Also, future changes in tax laws could limit the Company from realizing the tax benefits from the deferred tax assets. The Company reassesses unrecognized income tax assets at each reporting period.

Contingencies and provisions

Contingencies can be either possible assets or possible liabilities arising from past events which, by their nature, will only be resolved when one or more future events not wholly within our control occur or fail to occur. The assessment of such contingencies inherently involves the exercise of significant judgment and estimates of the outcome of future events. In assessing loss contingencies related to legal proceedings that are pending against us, un-asserted claims, that may result in such proceedings or regulatory or government actions that may negatively impact our business or operations, the Company and its legal counsel evaluate the perceived merits of any legal proceedings or un-asserted claims or actions as well as the perceived merits of the nature and amount of relief sought or expected to be sought, when determining the amount, if any, to recognize as a contingent liability or assessing the impact on the carrying value of assets. Contingent assets are not recognized in the financial statements.

5. AMOUNTS RECEIVABLE
	December 31, 2018	December 31, 2017
Amounts receivable	$1,539	$1,676
Total	$1,539	$1,676

As of December 31, 2018, and 2017, the Company’s amounts receivable corresponds to amounts receivable from founders since the incorporation of the Company.

6. PREPAID EXPENSES
	December 31, 2018	December 31, 2017
Prepaid expenses	$3	$1
Total	$3	$1

As of December 31, 2018, and 2017, the Company’s prepaid expense corresponds to rent advances.

7. TRADE PAYABLES AND ACCRUED LIABILITIES
	December 31, 2018	December 31, 2017
Trade payables and accrued liabilities	$14	$8
Total	$14	$8

As of December 31, 2018, and 2017, the Company’s trade payables and accrued liabilities corresponds to taxes payable, and loan payable to Oscar Franco, a director of the Company, for fiscal 2016 and 2017 rent.

COSECHEMOS YA S.A.S.
Notes to the financial statements
For the year ended December 31, 2018 and 2017
(expressed in United States dollars)

8. CAPITAL STOCK
a.	Authorized

Unlimited number of common shares, without par value

b.	Common shares issued

	December 31, 2018	December 31, 2017
Share capital	$1,764	$1,764
Total	$1,764	$1,764

As of December 31, 2018, and 2017, the Company’s share capital consists of 5,000 common shares at a value of $1,764.

9. INCOME TAX
	December 31, 2018	December 31, 2017
Income tax	4	7
Total	$4	$7

The 2017 and 2018 income tax provision was calculated by presumptive income.

The tax provisions applicable to the Company establish a general rate of 34% for the year 2017, for the year 2018 onwards of 33%, and a surcharge for taxable bases greater than $ 800,000 between 0 and 6%, the year 2018 will be between 0 and 4%.

The basis for determining the income tax cannot be less than 3.5% of your liquid assets on the last day of the immediately preceding taxable year (presumptive income).  In accordance with article 165 of Law 1607 of 2012 and Regulatory Decree 2548 of 2014, for tax purposes, the remissions contained in the tax rules to the accounting standards will continue in force during the four (4) years following the entry into force of the International Financial Reporting Standards.  The Law and Regulatory Decree were repealed according to article 22 of Law 1819 of 2016, which added a new article to the National Tax Statute, which provides the following for the validity of 2017 and subsequent: “for the determination of the tax on Income and complementary, in the value of assets, liabilities, equity, income, costs and expenses, the taxpayers obliged to keep accounting will apply the recognition and measurement systems, in accordance with the regulatory technical frameworks in force in Colombia, when the tax law expressly refers to them and in cases where this does not regulate the matter. In any case, the tax law may expressly provide a different treatment, in accordance with article 4 of law 1314 of 2009”.

The general term of the income statements from 2016 onwards is three (3) years. For entities subject to transfer prices the term will be six (6) years, this term also applies in the case of declarations in which tax losses are compensate. The statements that generate tax losses, the term will be twelve (12) years; however, if the taxpayer compensates the loss in the last two (2) years to do so, the term  will be extend for three (3) more years from said compensation in relation to the statement in which it was settled such loss.

The following is a detail of the reconciliation between the accounting profit and the liquid income, as well as the determination of the income tax and the surcharge recognized for the period.

Financing Law

On December 29, 2018, Law 1943 (called the financing law) was promulgated, introducing important reforms to the tax code in Colombia, the most relevant issues about this law are summarized below:

1.	The list of goods and services excluded from VAT established in articles 424, 426 and 476 of the Tax Code was modified.
2.	Article 437 of the Tax Code was added, regarding guidelines on the fulfillment of formal duties on VAT by service providers from abroad.
3.
The withholding of VAT may be up to 50% of the value of the tax, subject to regulation of the National Government. Withholding tax must be made at VAT when personal property or encumbered services are acquired from persons registered as contributors to Simple regime.

4.	The VAT rate remains at 19%.

COSECHEMOS YA S.A.S.
Notes to the financial statements
For the year ended December 31, 2018 and 2017
(expressed in United States dollars)

9. INCOME TAX (continued)
  Financing Law (continued)

5.
The simplified VAT regime is eliminated, classifying taxpayers as not responsible as long as they meet the same criteria as they were for the simplified one (in addition to not belonging to the simple regime).

6.	The tax discount on income is created in the sales tax on the acquisition or formation of real productive fixed assets (eliminating the special deduction of VAT on the acquisition of capital goods).
7.
For the years 2019, 2020, 2021, an extraordinary estate tax is created by: i) natural persons and illiquid successions contributing to income tax, ii) national or foreign natural persons who do not have residence in the country , with respect to the assets directly owned in the country, ii) national or foreign natural persons who do not have residence in the country, with respect to their assets indirectly owned through permanent establishments in the country (except for exceptions in international treaties and in domestic law ), iv) illiquid successions of causes without residence in the country at the time of their death with respect to their assets owned in the country; and v) foreign companies or entities not declaring income tax, with respect to their property owned in Colombia, such properties, yachts, boats, boats, works of art, aircraft or mining or oil rights. This lien will not apply to stocks or accounts receivable. The lien will apply to the possession as of January 1, 2019 of a net worth of more than 5,000 million pesos (1% rate each year).

8.	Creation of the tax normalization tax at a rate of 13% for taxpayers of income tax who have omitted assets or non-existent liabilities as of January 1, 2019.
9.
As of 2019, a withholding at the source of the income tax of 7.5% on the profits that would have been able to be distributed to national companies as non-constitutive income or occasional income is added. The component taxed on profits distributed via dividends will be taxed at the rate indicated in article 240 of the Tax Statute, in which case the withholding at the source indicated above will be applied once this tax has been reduced. This withholding does not apply to taxpayers who are part of a business group or who belong to the holding regime.

10.
The income tax rate on dividends received by companies or other foreign entities without domicile in the country, by natural persons without residence in Colombia and by illiquid successions of causes that were not residents in Colombia was increased to 7.5% (profits) of 2017 and 2018 were taxed at 5%). The component taxed on profits distributed via dividends will be taxed at the rate indicated in article 240 of the Tax Statute, in which case the tax indicated above will be applied once this tax has been reduced.

11.	A transition regime is created with regard to changes made to dividends.
12.
Increases the maximum marginal rate applicable to resident natural persons and modal assignments to 39%. Likewise, certain percentages applicable to withholding at source to natural persons are modified.

13.	Life insurance indemnities will be taxed at the rate applicable to occasional earnings from the taxable year 2019 if they exceed 12,000 UVT.
14.
The income tax rate applicable to national (and similar) or foreign companies (with or without residence in Colombia required to file annual income tax returns) and permanent establishments of foreign entities will be 33% for the taxable year 2019, 32% by 2020, 31% by 2021, and 30% from 2022. Special rules will apply to the hotel sector as of January 1, 2019

15.
Financial institutions must settle additional point to income tax and complementary when the taxable income is equal to or greater than 120,000 UVTs as follows: (i) 4% by 2019; and (ii) 3% by 2020 and 2021.

16.
In the income tax there are modifications around: i) income that is not considered to be of national source; ii) deduction of all taxes paid (exception to estate tax and standardization tax) and inclusion of some taxes paid as a tax discount (50% - industry and commerce tax); iii) reduction of the presumptive income rate gradually up to 0% from the taxable year 2021 iv) discounts for taxes paid abroad, v) modification of the exempt income contained in article 235-2 of the Tax Statute ; vi) elimination of tax discounts; and vii) the rules applicable to private equity funds, collective investment funds, among others.

17.
Modifies the provision contained in article 90 of the Tax Statute and the allocation of commercial margins will be extensible to the provision of services. It is understood that the value assigned by the parties differs markedly from the average when it is separated by more than fifteen percent (15%) of the prices established in commerce for goods or services of the same species and quality. It is also provided that the sale value of the shares cannot be less than 130% of the intrinsic value, leaving the possibility for the DIAN to use technical methods to determine the sale price.

18.
The sub-capitalization rule is modified by stating that it only applies when debts that generate interest are incurred, directly or indirectly, in favor of economic or domestic affiliates (before it did not matter), only interest generated on occasion may be deducted of such debts as the average total amount thereof, does not exceed the result of multiplying by two (2) the taxpayer’s liquid assets determined as of December 31 of the immediately preceding taxable year.

19.
The profits obtained in the transfer of assets or companies located in the national territory are taxed, through the transfer of shares, participations or rights of foreign entities, if the transfer was made directly with the underlying asset (indirect disposals).

20.	Permanent establishments of foreign companies will be taxed with income tax with respect to their income from national and foreign sources that are attributable to them.

COSECHEMOS YA S.A.S.
Notes to the financial statements
For the year ended December 31, 2018 and 2017
(expressed in United States dollars)

9. INCOME TAX (continued)
  Financing Law (continued)
21.	Employee education contributions not considered as indirect payments to the worker are included as a deductible expense.
22.	It also indicates that interest and other financial costs attributed to a permanent establishment in Colombia may be deductible provided they have not been subject to withholding at source.
23.	Article 885 of the Tax Statute regarding the presumption of full right for foreign controlled entities is amended, indicating that if more than 80% of income is active there will be no passive income.
24.	Article 793 of the Tax Statute is added, including events under which there is joint and several liability with the principal taxpayer in paying the tax.
25.
A special regime called mega investments is created as of January 1, 2019 for 20 years, for income taxpayers who generate at least 250 direct jobs and make new investments within the national territory with a value equal to or greater than 30,000. 000 UVT (COP $ 1,028,100,000,000 in the year 2019) in any commercial, industrial and / or service activity.

26.
Benefits are raised for the mega-investment regime in: i) the income tax rate (27%), ii) asset depreciation, iii) presumptive income exclusion, iv) non-application of dividend tax; and v) not subject to the estate tax.

27.
The regime for Colombian holding companies is added to income and complementary taxes. It emphasizes in national societies that have as one of their main activities the holding of securities, investment in shares or participations abroad. This regime allows an exemption on dividends received by foreign entities.

28.	Guidelines are generated around works for taxes clarifying validity, conditions for maintaining the means of payment, among others.
29.
Some retention rates at the source are modified for payments abroad: i) for administration services it will be 33% and in the case of technical assistance, exploitation of industrial property, technical services, consulting, software licensing (among others) will be 20%.

30.
In the matter of procedure there are modifications: i) withholding statements at the source that despite being ineffective will be an executive title, ii) electronic notification of administrative acts; and iii) payment of glosses in the statement of objections to avoid default interest and use the flows plus two points; iv) elimination of extension of firmness to three (3) additional years for compensation of tax losses; v) inclusion of terminations by mutual agreement and conciliations, among others.

10. RELATED PARTY DISCLOSURES
The directors and officers owe the Company $1,539 as at December 31, 2018 ($1,676 – December 31, 2017).
11. COMMITMENTS AND CONTINGENCIES

Management contracts

The Company currently does not have management contracts. These contracts require payments of approximately $Nil to be made upon the occurrence of a change in control to the officers of the Company. The Company is also committed to payments upon termination of approximately $Nil pursuant to the terms of these contracts. As a triggering event has not taken place, these amounts have not been recorded in these financial statements.

Lease commitment

Pursuant to a lease agreement dated May 2, 2018, between C.I. Gramaluz S.C.A. and Cosechemos, Cosechemos has leased the Cosechemos farm, which is a 361 hectares property in Girón, Santander, Colombia.  The monthly rent is fixed at approximately $3,480 (COP12,000,000) for 6 years starting on May 2, 2018.

On September 1, 20019, an amendment with a grace period of 16 months formalized with respect to the initial subscription date, with new terms established for the leases and an option to purchase the property to CI Gramaluz SCA was signed and the lease contract was revised. Monthly rent was waived from May 2, 2018 to August 31, 2019. Effective September 1, 2019, Cosechemos shall pay approximately $2,900 (COP10,000,000) a month. On March 1, 2020, the monthly fee shall be increased to approximately $5,800 (COP20,000,000).  This contract maturity is 5 years. Cosechemos has an option to purchase the Cosechemos Farm, in whole or in part, at a price to be determined by an arm’s length third party appraiser from the real estate association of Bogota, Colombia. As of January 1, 2019, the lease will be accounted under IFRS 16 and the Company will recognize a right-of-use asset of $315,531, a current lease liability of $5,374 and non-current lease liability of $310,157.

COSECHEMOS YA S.A.S.
Notes to the financial statements
For the year ended December 31, 2018 and 2017
(expressed in United States dollars)

11. COMMITMENTS AND CONTINGENCIES (continued)

Pursuant to an (i) option dated December 27, 2018 to enter in a lease  agreement between Waldshut C.V. and Cosechemos, Cosechemos has the option to lease the Palagua Farm I, and (ii) option to lease agreement dated December 27, 2018 between Vicalvaro C.V. and Cosechemos, Cosechemos the option to lease the Palagua Farm II. The Palagua Farm I is a 700 hectare property in Palagua, Boyaca, Colombia. The Palagua Farm II is a 1,432 hectares property in Palagua, Boyacá, Colombia. The Palagua Farm I and Palagua Farm II (collectively, the “Palagua Farms”) are contiguous to each other. The Palagua Farms are approximately 300 kilometers from the Cosechemos Farm.   There is not any expiration date for this option.

Pursuant to the option to lease agreements for the Palagua Farms, Cosechemos shall pay approximately $28.13 (COP$95,879) a month for each hectare of the Palagua Farms being used to cultivate cannabis by Cosechemos. Cosechemos is not required to make any payments until it commences its operations at the Palagua Farms.  Cosechemos has a right to purchase the Palagua Farms, in whole or in part, at a price to be determined by an arm’s length third party appraiser from the real estate association of Bogota, Colombia.

Contingencies

Cannabis operations are subject to extensive controls and regulations imposed by various levels of government that may be amended from time to time. The Company’s operations may require licenses and permits from various governmental authorities in the countries in which it plans to operate. There can be no assurance that the Company will be able to obtain all necessary licenses and permits that may be required to carry out growth and development of its projects.

Although the Company has taken steps to verify title to the properties on which it will conduct its cannabis development and in which it has an interest, in accordance with industry standards for the current stage of operations of such properties, these procedures do not guarantee the Company’s title. Property title may be subject to government licensing requirements or regulations, social licensing requirements, unregistered prior agreements, unregistered claims, and non-compliance with regulatory and environmental requirements. The Company’s assets may also be subject to increases in taxes and royalties, renegotiation of contracts, political uncertainty and currency exchange fluctuations and restrictions.

Environmental

The Company’s growth and development activities are subject to laws and regulations governing the protection of the environment. These laws and regulations are continually changing and generally becoming more restrictive. The Company believes its operations are materially in compliance with all applicable laws and regulations. The Company has made, and expects to make in the future, expenditures to comply with such laws and regulations.

12. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT
Fair value

The Company’s financial instruments measured at amortized cost as at December 31, 2018 and 2017, consist of amounts receivable, trade payables and accrued liabilities, and the amounts reflected in the statements of financial position approximate fair value due to the short term maturity of these instruments.

Financial instruments recorded at the reporting date at fair value are classified into one of three levels based upon the fair value hierarchy. Items are categorized based on inputs used to derive fair value based on:

Level 1 - quoted prices that are unadjusted in active markets for identical assets or liabilities;
Level 2 - inputs other than quoted prices included in level 1 that are observable for the asset/liability either directly or indirectly; and
Level 3 - inputs for the instruments are not based on any observable market data.

The Company had no financial instruments recorded at fair value in the statement of financial position at December 31, 2018 and 2017.

Fair value estimates are made at the relevant transaction date, based on relevant market information and information about the financial instrument. These estimates are subjective in nature and involve uncertainties in significant matters of judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect these estimates.

COSECHEMOS YA S.A.S.
Notes to the financial statements
For the year ended December 31, 2018 and 2017
(expressed in United States dollars)

12. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (continued)
Risk management overview

The Company has exposure to credit, liquidity and market risks from its use of financial instruments. This note provides information about the Company’s exposure to each of these risks, the Company’s objectives, policies and processes for measuring and managing risk. Further quantitative disclosures are included throughout these financial statements.

Credit risk

Credit risk is the risk of financial loss to the Company if a counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Company’s amounts receivables.

The carrying amount of amounts receivable represents the maximum credit exposure. As at December 31, 2018, the Company’s total receivable was $1,539 ($1,676 – December 31, 2017).

Market risk

Market risk is the risk that changes in market conditions, such as commodity prices, foreign exchange rates, and interest rates, will affect the Company’s net income or the value of financial instruments. The objective of market risk management is to manage and control market risk exposures within acceptable limits, while maximizing the Company’s returns.

(i)	Commodity price risk
Commodity price risk is the risk that future cash flows will fluctuate as a result of changes in commodity prices. Commodity prices for cannabis seeds and plants are impacted by not only the relationship between the Colombian peso, Canadian and United States dollar, as outlined below, but also global economic events that dictate the levels of supply and demand. Lower commodity prices can also reduce the Company’s ability to raise capital. As the Company is not generating revenues, commodity price risk does not directly impact the Company’s financial results.

(ii)	Foreign exchange risk
Foreign currency exchange rate risk is the risk that the fair value of future cash flows will fluctuate as a result of changes in foreign exchange rates.

As at December 31, 2018 and 2017, the Company had no liabilities denominated in foreign currencies, they are presented in United States dollars:

(iii)	Interest exchange risk
             The Company has no cash balance as at December 31, 2018 and 2017.

Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting obligations associated with the financial liabilities. The Company’s financial liabilities consist of trade payables and accrued liabilities of $14 as at December 31, 2018 ($8 – December 31, 2017). The Company has no cash as at December 31, 2018 and 2017.

Trade payables and accrued liabilities consist of invoices payable to trade suppliers for administration and professional expenditures. The Company processes invoices within a normal payment period. Trade payables have contractual maturities of less than 90 days.

Price risk

The Company is exposed to price risk with respect to commodity prices. Commodity prices fluctuate on a daily basis and are affected by numerous factors beyond the Company’s control. The supply and demand for commodities, the level of interest rates, the rate of inflation, investment decisions by large holders of commodities including governmental reserves and stability of exchange rates can all cause significant fluctuations in commodities prices. Such external economic factors are in turn influenced by changes in international investment patterns and monetary systems and political developments.

COSECHEMOS YA S.A.S.
Notes to the financial statements
For the year ended December 31, 2018 and 2017
(expressed in United States dollars)

12. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (continued)
Sensitivity analysis

The Company has, for accounting purposes, designated its amounts receivable as loans and receivables which are measured at amortized cost. Trade payables and accrued liabilities are classified for accounting purposes as other financial liabilities, which are measured at amortized cost. As of December 31, 2018 and 2017, both the carrying and fair value amounts of the Company’s financial instruments are approximately equivalent due to the short-term maturity of these instruments.

The sensitivity analysis shown in the notes below may differ materially from actual results. Based on management’s knowledge of and experience with the financial markets, the Company believes the following movements are “reasonably possible”:

Trade payables and accrued liabilities denominated in Canadian and United States dollars are subject to foreign currency risk. As at December 31, 2018, had the United States dollar weakened/strengthened by 5% against the Canadian dollar with all other variables held constant, there would have been a change of approximately $Nil in the Company’s net loss.

13. CAPITAL MANAGEMENT
The Company will consider the aggregate of its common shares and deficit as capital. The Company’s objective, when managing capital, is to ensure sufficient resources are available to meet day to day operating requirements and to safeguard its ability to continue as a going concern in order to provide returns for shareholders and benefits for other stakeholders.

At December 31, 2018 and 2017, the Company has no cash-generating operations; therefore, the only source of cash flow is generated from financing activities or loans. The Company’s officers and senior management are in the process of searching for additional business opportunities. Potential business activities are appropriately evaluated by senior management and a formal review and approval process has been established at the Board of Directors’ level. The Company may enter into new financing arrangements to meet its objectives for managing capital, until such time as a viable business activity is operational and the Company can thereby internally generate sufficient capital to cover its operational requirements.

The Company’s officers and senior management take full responsibility for managing the Company’s capital and do so through quarterly meetings and regular review of financial information. The Company’s Board of Directors is responsible for overseeing this process.

14. SUBSEQUENT EVENTS
On July 16, 2019, the Company signed a share purchase agreement with Guillermo Andres Ramirez Martinez, Guillermo Ramirez Cabrales and Oscar Mauricio Franco Ulloa, collectively, the “Vendors”, to purchase 90% of Cosechemos S.A.S Ya (“Cosechemos”). Pursuant to the share purchase agreement, Flora acquired 4,500 shares of Cosechemos. As consideration for the Cosechemos shares, Flora (i) pay $80,000 to the Vendors, and (ii) grant the Vendors a 10% non-dilutive, free carried interest in Cosechemos, the (“Free Carry”). Pursuant to the agreement, Flora is required to pay the Vendors, as a one-time payment, $750,000 within 60 days of Cosechemos earning a net income of $10,000,000. To date, payments under this agreement has not been made.

The Free Carry will terminate upon Flora investing an aggregate of $25,000,000 into the Company.

The Company received loans from Flora in the amount of $212,380 in August 2019.
OFFERING

Flora is offering up to 40,000,000 (the “Maximum Offering”) units (the “Units”) of the Company to be sold in the offering (the “Offering”). Each Unit is comprised of one common share in the capital of the Company, with no par value per share (a “Common Share”), and one-half of one Common Share purchase warrant (each whole warrant, a “Warrant”) to purchase one additional Common Share (a “Warrant Share”) at an exercise price of $1.00 per Warrant Share, subject to certain adjustments, over an 18-month exercise period following the date of issuance of the Warrant. The Units are being offered at a purchase price of $0.75 per Unit. Flora is selling the Units through a Tier 2 offering pursuant to Regulation A (Regulation A+) under the Securities Act of 1933. There is no assurance the Maximum Offering will be completed.

COSECHEMOS YA S.A.S.
Notes to the financial statements
For the year ended December 31, 2018 and 2017
(expressed in United States dollars)

14. SUBSEQUENT EVENTS (continued)
LEASE AGREEMENT

Pursuant to a lease agreement dated May 2, 2018, between C.I. Gramaluz S.C.A. and Cosechemos, Cosechemos has leased the Cosechemos farm, which is a 361 hectares property in Girón, Santander, Colombia.  The monthly rent is fixed at approximately $3,480 (COP12,000,000) for 6 years starting on May 2, 2018.

On September 1, 20019, an amendment with a grace period of 16 months formalized with respect to the initial subscription date, with new terms established for the leases and an option to purchase the property to CI Gramaluz SCA was signed and the lease contract was revised. Monthly rent was waived from May 2, 2018 to August 31, 2019. Effective September 1, 2019, Cosechemos shall pay approximately $2,900 (COP10,000,000) a month. On March 1, 2020, the monthly fee shall be increased to approximately $5,800 (COP20,000,000).  This contract maturity is 5 years. Cosechemos has an option to purchase the Cosechemos Farm, in whole or in part, at a price to be determined by an arm’s length third party appraiser from the real estate association of Bogota, Colombia. As of January 1, 2019, the lease will be accounted under IFRS 16 and the Company will recognize a right-of-use asset of $315,531, a current lease liability of $5,374 and non-current lease liability of $310,157.

Pursuant to an (i) option dated December 27, 2018 to enter in a lease  agreement between Waldshut C.V. and Cosechemos, Cosechemos has the option to lease the Palagua Farm I, and (ii) option to lease agreement dated December 27, 2018 between Vicalvaro C.V. and Cosechemos, Cosechemos the option to lease the Palagua Farm II. The Palagua Farm I is a 700 hectare property in Palagua, Boyaca, Colombia. The Palagua Farm II is a 1,432 hectares property in Palagua, Boyacá, Colombia. The Palagua Farm I and Palagua Farm II (collectively, the “Palagua Farms”) are contiguous to each other. The Palagua Farms are approximately 300 kilometers from the Cosechemos Farm.   There is not any expiration date for this option.

Pursuant to the option to lease agreements for the Palagua Farms, Cosechemos shall pay approximately $28.13 (COP$95,879) a month for each hectare of the Palagua Farms being used to cultivate cannabis by Cosechemos. Cosechemos is not required to make any payments until it commences its operations at the Palagua Farms.  Cosechemos has a right to purchase the Palagua Farms, in whole or in part, at a price to be determined by an arm’s length third party appraiser from the real estate association of Bogota, Colombia.

COSECHEMOS YA S.A.S.

CONDENSED INTERIM FINANCIAL STATEMENTS

For the three and six months ended June 30, 2019 and 2018
(Unaudited)

(Expressed in United States Dollars)

COSECHEMOS YA S.A.S.
Condensed Interim Statements of Financial Position
(Expressed in United States dollars) (Unaudited)

As at:	June 30, 2019	December 31, 2018

ASSETS
Current
Amounts receivable (Note 5)	$1,575	$1,539
Prepaid expenses (Note 6)	3	3
Biological asset (Note 7)	11,096	-
Total current assets	12,674	1,542
Non-current
Right-of-use asset (Note 8)	315,531	-
Intangible asset (Note 9)	1,048	-
Total assets	$329,253	$1,542

LIABILITIES
Current
Trade payables and accrued liabilities (Note 10)	$15,027	$14
Current lease liability (Note 11)	5,374	-
Total current liabilities	20,401	14
Non-current lease liability (Note 11)	310,157	-
Total liabilities	330,558	14
SHAREHOLDERS’ EQUITY
Share capital (Note 12)	1,764	1,764
Accumulated deficit	(3,005)	(11)
Accumulated other comprehensive income	(64)	(225)
Total shareholders’ equity	(1,305)	1,528
Total liabilities and shareholders’ equity	$329,253	$1,542

Nature and continuance of operations (Note 1)
Commitments and contingencies (Note 14)
Subsequent events (Note 15)

APPROVED BY

Signed  “Oscar Mauricio Franco Ulloa”, Legal representative

Signed  “Ernesto Erazo Cardona”, Certified Public Accountant, T.P 108159 – T, representing Mazars Colombia SAS
See accompanying notes to the financial statements

COSECHEMOS YA S.A.S. Condensed Interim Statements of Loss and Comprehensive Loss
(Expressed in United States dollars) (Unaudited)

	For the three months ended	For the three months ended	For the six months ended	For the six months ended
	June 30, 2019	June 30, 2018	June 30, 2019	June 30, 2018

Expenses
General administration expenses	$1,295	$-	$1,295	$-
Travel	779	-	779	-
Amortization (Notes 9)	28	-	28	-
Income tax expense	577	-	577	-
Interest expense (Note 10)	315	-	315	-
Net loss for the period	$2,994	$-	$2,994	$-
Other comprehensive loss
Foreign currency translation	(161)	-	(161)	-
Comprehensive loss for the period	$2,833	$-	$2,833	$-

Basic and diluted loss per share	$0.57	$0.00	$0.57	$0.00
Weighted average number of common shares outstanding – basic and diluted	5,000	5,000	5,000	5,000

See accompanying notes to the financial statements

COSECHEMOS YA S.A.S.
Condensed Interim Statements of Shareholders’ Equity
(Expressed in United States dollars) (Unaudited)

	Share Capital		Accumulated Deficit	Accumulated Other Comprehensive Income	Shareholders’ Equity
	#	$	$	$	$
Balance, December 31, 2018	5,000	1,764	(11)	(225)	1,528

Other comprehensive loss for the period	-	-	-	161	161
Loss for the period	-	-	(2,994)	-	(2,994)

Balance, June 30, 2019	5,000	1,764	(3,005)	(64)	(1,305)

Balance, December 31, 2017	5,000	1,764	(7)	(88)	1,669

Loss for the period	-	-	-	-	-

Balance, June 30, 2018	5,000	1,764	(7)	(88)	1,669

See accompanying notes to the financial statements

COSECHEMOS YA S.A.S
Condensed Interim Statements of Cash Flows (Expressed in United States dollars) (Unaudited)
	June 30, 2019	June 30, 2018
CASH FROM OPERATING ACTIVITIES:
Net loss for the period	$(2,833)	$-
Accrued interest on amounts payables (Note 10)	315	-
Amortization (Notes 9)	28	-
	(2,490)	-
Net change in non-cash working capital	2,490	-
Net cash flows from operating activities	-	-

CHANGE IN CASH DURING THE PERIOD	-	-

CASH, beginning of the year	-	-

CASH, end of the period	$-	$-

See accompanying notes to the financial statements

COSECHEMOS YA S.A.S.
Notes to the condensed interim financial statements
For the three and six months ended June 30, 2019 and 2018
(Expressed in United States dollars)
(Unaudited)

1. NATURE AND CONTINUANCE OF OPERATIONS
Cosechemos YA SAS (the “Company” or “Cosechemos”), was established on May 12, 2016, according to private document of single shareholder No. 05-346798-16;  whose corporate purpose is to carry out research to develop services and products for the agricultural sector of the country or abroad as well as promote and implement projects related to the agricultural sector, develop and exploit activities related to the agricultural sector, developing technology for the Colombian field, and export, import, market wholesale or retail all kinds of goods and services developed in the agricultural sector. The Company’s head office is located at Transversal 154 # 150 - 221 Office 304, Floridablanca, Santander, Colombia.

Going concern

The Company is in the preliminary stages of its planned operations and has not yet determined whether its processes and business plans are economically viable. The continued operations of the Company are dependent upon the ability of the Company to obtain sufficient financing to complete the development of its facilities and if they are proven successful, the existence of future profitable production, or alternatively, upon the Company’s ability to dispose of its assets on an advantageous basis, all of which are uncertain.

These condensed interim financial statements have been prepared on a going concern basis, which assumes that the Company will be able to continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the normal course of business. The Company will need to raise additional capital in the near term to fund its ongoing operations and business activities. While the Company has entered into a share purchase agreement with Flora Growth Corp. (“Flora”), and Flora advanced loans and has engaged in an offering of units (see Note 15), there is no assurance that this financing will conclude. There is also no assurance that other financings will be available on terms acceptable to the Company or at all. As a result of these circumstances, there are material uncertainties that cast significant doubt as to the appropriateness of the going concern presumption.

The business of cannabis growth and development of Cannabidiol (“CBD”) oils involves a high degree of risk and there can be no assurance that current business development programs will result in profitable cannabis operations. The Company’s continued existence is dependent upon the acquisition of assets, preservation of its interest in the underlying assets, acquisition of various licenses, the achievement of profitable operations, or the ability of the Company to raise alternative financing, if necessary, or alternatively upon the Company’s ability to dispose of its assets and operations on an advantageous basis.

These condensed interim financial statements do not reflect the adjustments to the carrying values of assets and liabilities and the reported expenses and classifications in the condensed interim statement of financial position that may be necessary were the Company unable to continue as a going concern and these adjustments could be material.

2. BASIS OF PRESENTATION
The following is a summary of significant accounting policies used in the preparation of these financial statements.
Statement of compliance

These financial statements of the Company were prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”) and interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”).

The accompanying interim financial statements have been prepared by management in conformity with IAS 34, Interim Financial Reporting and do not include all the disclosures required in full annual financial statements in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). These interim financial statements should be read in conjunction with the Company’s financial statements for the year ended December 31, 2018.

Basis of presentation

The condensed interim financial statements of the Company have been prepared on an accrual basis, except for cash flow information and are based on historical cost basis, except for certain financial instruments which are stated at their fair values. The condensed interim financial statements are presented in United States dollars unless otherwise noted. These financial statements were approved and authorized by the Board of Directors of the Company on September 26, 2019.

COSECHEMOS YA S.A.S.
Notes to the condensed interim financial statements
For the three and six months ended June 30, 2019 and 2018
(Expressed in United States dollars)
(Unaudited)

3. SIGNIFICANT ACCOUNTING POLICIES
The unaudited condensed interim financial statements were prepared using the same accounting policies and methods as those used in the Company’s financial statements for the year ended December 31, 2018. These new standards and changes did not have any material impact on the Company’s financial statements.

Biological assets and inventory

The Company measures biological assets consisting of cannabis plants, at fair value less costs to sell up to the point of harvest. Costs incurred to transform biological assets to the point of harvest (“production costs”) are capitalized as they are incurred, which become the cost basis of the biological assets. While the Company’s biological assets are within the scope of IAS 41 Agriculture, the Company applies a similar approach to IAS 2 Inventories in capitalizing direct and indirect costs of biological assets. These costs include direct costs such as nutrients, soil, seeds, and direct labour, as well as other indirect costs such as utilities, an allocation of indirect labour, property taxes, and depreciation of equipment used in the growing process. The biological assets are then revalued to fair value less costs to sell at the end of the period. Gains or losses arising from changes in fair value less costs to sell are included under fair value adjustments within the consolidated statement of operations and comprehensive income (loss).

Inventories of finished goods and work-in-process are valued at the lower of cost and net realizable value. Inventories of harvested cannabis are transferred from biological assets at their fair value at the point of harvest, which becomes the initial deemed cost. Any subsequent post-harvest costs (“processing costs”), including direct costs attributable to processing and related overhead, are capitalized to inventory as they are incurred, to the extent that cost is less than net realizable value. Net realizable value is determined as the estimated selling price in the ordinary course of business, less the estimated costs of completion and the estimated variable costs to sell. Inventories of raw materials, supplies and consumables are valued at the lower of cost and net realizable value, with cost determined using the weighted average cost basis.

Upon the sale of inventory, the capitalized production costs and processing costs are recorded in cost of sales before fair value adjustments in the statement of loss and comprehensive loss. The related realized fair value adjustments on inventory sold in the year is recorded separately in statement of loss and comprehensive loss.

Intangible asset

Intangible assets are recorded at cost less accumulated amortization and any impairment losses. Intangible assets acquired in a business combination are measured at fair value at the acquisition date. Amortization of definite life intangibles are calculated on a straight-line basis over their estimated useful lives, which do not exceed the contractual period.

The estimated useful lives, residual values and amortization methods are reviewed annually and any changes in estimates are accounted for prospectively. Intangible assets with an indefinite life or not yet available for use are not subject to amortization. The license for cannabis production has an estimated useful life of 5 years.

Impairment of intangible asset

Impairment of an intangible asset is tested on a quarterly basis. Impairment loss is recognized for the amount by which the carrying amount of the intangible asset exceeds it recoverable amount. The recoverable amount of the intangible asset has been determined based on a fair value less costs of disposal. There is a material degree of uncertainty with respect to the estimates of the recoverable amounts of the intangible asset given the necessity of making key economic assumptions about its future. Any impairment is recorded in profit and loss in the period in which the impairment is identified. A reversal of an intangible asset impairment loss is allocated to the intangible asset on a pro rata basis. In allocating a reversal of an impairment loss, the carrying amount of an intangible asset shall not be increased above the lower of its recoverable amount and the carrying amount that would have been determined had no impairment loss been recognized for the intangible asset in a prior period.

COSECHEMOS YA S.A.S.
Notes to the condensed interim financial statements
For the three and six months ended June 30, 2019 and 2018
(Expressed in United States dollars)
(Unaudited)

3. SIGNIFICANT ACCOUNTING POLICIES (continued)
Leases

IFRS 16, Leases (“IFRS 16”) was issued in January 2016. It replaces the previous leases Standard, IAS 17 Leases, and related Interpretations. IFRS 16 sets out the principles for the recognition, measurement, presentation and disclosure of leases. It eliminates the current dual accounting model for leases. The standard provides a single lessee accounting model, requiring lessees to recognize assets and liabilities for all leases unless the term is 12 months or less or the underlying asset has a low value. Lessors continue to classify leases as operating or finance, with lessor accounting substantially unchanged from IAS 17. Effective January 1, 2019, the Company adopted this standard using the modified retrospective approach and therefore the comparative information has not been restated and continues to be reported under IAS17.

For contracts entered into before January 1, 2019, the Company determined whether the arrangement contained a lease under IAS 17 Leases (“IAS 17”) and its interpretive guidance. Prior to the adoption of IFRS 16, these leases were classified as operating or finance leases based on an assessment of whether the lease transferred significantly all the risks and rewards of ownership of the underlying asset.

Upon transition to IFRS 16, lease liabilities were measured at the present value of the remaining lease payments discounted by the Company’s incremental borrowing rate as at January 1, 2019. Right-of-use assets and lease liabilities were recognized on the statement of financial position with the cumulative difference recognized in retained earnings. At transition, the Company had lease liabilities of $315,531 and right-of-use asset of $315,531 and were recognized in the statement of financial position.

For contracts entered into subsequent to January 1, 2019, at inception of the contract, the Company assesses whether a contract is, or contains, a lease by evaluating if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration.  To assess whether a contract conveys the right to control the use of an identified asset, the Company assesses whether:

•
The contract involves the use of an identified asset. This may be specified explicitly or implicitly and should be physically distinct or represent substantially all of the capacity of a physically distinct asset. If the supplier has a substantive substitution right, then the asset is not identified;

•	The Company has the right to obtain substantially all of the economic benefits from the use of the asset throughout the period of use; and
•
The Company has the right to direct the use of the asset. The Company has this right when it has the decision-making rights that are most relevant to changing how and for what purpose the asset is used. In rare cases where the decision about how and for what purpose the asset is used is predetermined, the Company has the right to direct the use of the asset if either:

o	The Company as the right to operate the asset; or
o	The Company designed the asset in a way that predetermines how and for what purpose it will be used.

For contracts that contain a lease, the Company recognizes a right-of-use asset and a lease liability at the lease commencement date.  The right-of-use asset is initially measured at cost, which comprises the initial amount of the lease liability adjusted by any initial direct costs, and costs to dismantle and remove the underlying asset less any lease incentives.  The right-of-use asset is subsequently depreciated using the straight-line method from the commencement date to the earlier of the end of the useful life of the underlying asset or the end of the lease term. The estimated useful lives of right-to-use assets are determined on the same basis as those of IAS 16, property, plant and equipment. Under IFRS 16, right-of-use assets are tested for impairment in accordance with IAS 36 Impairment of Assets. This replaced the previous requirement to recognize a provision for onerous lease contacts.

The lease liability is initially measured at the present value of lease payments to be paid subsequent to the commencement date of the lease, discounted either at the interest rate implicit in the lease or the Company’s incremental borrowing rate.  The lease payments measured in the initial lease liability include payments for an optional renewal period, if any, if the Company is reasonably certain that it will exercise a renewal extension option.  The liability is measured at amortized cost using the effective interest method and will be remeasured when there is a change in either the future lease payments or assessment of whether an extension or other option will be exercised. The lease liability is subsequently adjusted for lease payments and interest on the obligation.  Interest expense on the lease obligation is included in the statement of loss.

The Company has elected not to recognize right-of-use assets and lease liabilities for leases with a lease term of less than 12 months and low value assets and recognizes the lease payments associated with these leases as an expense on a straight-line basis over the lease term, as permitted by IFRS 16. As at June 30, 2019, the Company has no such leases.

COSECHEMOS YA S.A.S.
Notes to the condensed interim financial statements
For the three and six months ended June 30, 2019 and 2018
(Expressed in United States dollars)
(Unaudited)

3. SIGNIFICANT ACCOUNTING POLICIES (continued)
Accounting pronouncements not yet adopted

Certain new standards, interpretations, amendments and improvements to existing standards were issued by the IASB or IFRIC that are mandatory for accounting periods beginning on or after January 1, 2019 or later periods. The following have not yet been adopted and are being evaluated to determine their impact on the Company.

IAS 1 – Presentation of Financial Statements (“IAS 1”) and IAS 8 – Accounting Policies, Changes in Accounting Estimates and Errors (“IAS 8”) were amended in October 2018 to refine the definition of materiality and clarify its characteristics.  The revised definition focuses on the idea that information is material if omitting, misstating or obscuring it could reasonably be expected to influence decisions that the primary users of general purpose financial statements make on the basis of those financial statements.  The amendments are effective for annual reporting periods beginning on or after January 1, 2020.  Earlier adoption is permitted.

IFRS 3 – Business Combinations (“IFRS 3”) was amended in October 2018 to clarify the definition of a business.  This amended definition states that a business must include inputs and a process and clarified that the process must be substantive and the inputs and process must together significantly contribute to operating outputs.  In addition it narrows the definitions of a business by focusing the definition of outputs on goods and services provided to customers and other income from ordinary activities, rather than on providing dividends or other economic benefits directly to investors or lowering costs and added a test that makes it easier to conclude that a company has acquired a group of assets, rather than a business, if the value of the assets acquired is substantially all concentrated in a single asset or group of similar assets.  The amendments are effective for annual reporting periods beginning on or after January 1, 2020.  Earlier adoption is permitted.

For acquisitions that do not meet the definition of a business under IFRS 3, the Company follows International Accounting Standard (“IAS”) 37 and IAS 38 guidelines for asset acquisition, where the consideration paid is allocated to assets acquired based on fair values on the acquisition date and transactions costs are capitalized and allocated to the assets acquired.

4. CRITICAL JUDGEMENTS AND ESTIMATION UNCERTAINTIES
The preparation of the financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions about future events that affect the amounts reported in the financial statements and related notes to the financial statements. Although these estimates are based on management’s best knowledge of the amount, event or actions, actual results could differ from those estimates and these estimates could be material.

The areas which require management to make significant judgments, estimates and assumptions in determining carrying values include, but are not limited to:

Biological assets and inventory

Biological assets, consisting of cannabis plants, are measured at fair value less costs to sell. At the point of harvest, the biological assets are transferred to inventory at fair value less costs to sell. As a result, critical estimates related to the valuation of biological assets are also applicable to inventory. Determining the fair value less costs to sell requires the Company to make assumptions about the expected harvest yield from the cannabis plants, the value associated with each stage of the plants’ growth cycle, estimated selling price, processing costs to convert harvested cannabis into finished goods, selling costs, the equivalency factor to convert dry cannabis into cannabis oil and the multiples of crude extract and isolate mass in diluted cannabis oil. The Company’s estimates are, by their nature, subject to change.

Inventory is valued at the lower of cost and net realizable value. Determining the net realizable value requires the Company to make assumptions about the estimated selling price in the ordinary course of business, the estimated costs of completion and the estimated variable costs to sell.

Long-lived assets are defined as property, plant and equipment and intangible assets with finite lives. Depreciation and amortization are dependent upon estimates of useful lives and impairment is dependent upon estimates of recoverable amounts. These are determined through the exercise of judgment, and are dependent upon estimates that take into account factors such as economic and market conditions, frequency of use, anticipated changes in laws, and technological improvements.

COSECHEMOS YA S.A.S.
Notes to the condensed interim financial statements
For the three and six months ended June 30, 2019 and 2018
(Expressed in United States dollars)
(Unaudited)

5. AMOUNTS RECEIVABLE
	June 30, 2019	December 31, 2018
Amounts receivable	$1,575	$1,539
Total	$1,575	$1,539

As of June 30, 2019, the Company’s amounts receivable was $1,575. This corresponds to amounts receivable from founders since the incorporation of the Company (December 31, 2018 - $1,539).

6. PREPAID EXPENSES
	June 30, 2019	December 31, 2018
Prepaid expenses	$3	$3
Total	$3	$3

As of June 30, 2019, the Company’s prepaid expense corresponds to rent advances (December 31, 2018 - $3).

7. BIOLOGICAL ASSET
	June 30, 2019	December 31, 2018
Biological asset	$11,096	$-
Total	$11,096	$-

As of June 30, 2019, biological asset corresponds to infrastructure and equipment for the preparation of the first harvest.

8. RIGHT-OF-USE ASSET
Cost
Balance, December 31, 2018	$-
Adoption of IFRS 16	315,531
Balance, June 30, 2019	$315,531

Amortization
Balance, December 31, 2018	$-
Amortization for the period	-
Balance, June 30, 2019	$-
Net book value:
At December 31, 2018	$-
At June 30, 2019	$315,531

On May 2, 2018, the Company entered into a lease agreement for the Cosechemos farm, which is a 361 hectare property in Giron, Santander, Colombia. It has a right-of-use asset of $315,531 at June 30, 2019.

9. INTANGIBLE ASSET
	June 30, 2019	December 31, 2018
License	$1,048	$-
Total	$1,048	$-

On May 14, 2019, the Company received certification from the Colombian Agriculture Institute to be a registered producer of Cannabis products. The Company purchased the license for $1,076 and is amortized over 5 years.

COSECHEMOS YA S.A.S.
Notes to the condensed interim financial statements
For the three and six months ended June 30, 2019 and 2018
(Expressed in United States dollars)
(Unaudited)

10. TRADE PAYABLES AND ACCRUED LIABILITIES
	June 30, 2019	December 31, 2018
Trade payables and accrued liabilities	$15,027	$14
Total	$15,027	$14

As of June 30, 2019, the Company’s trade payables and accrued liabilities corresponds to amounts payable to vendors including interest and withholding tax. It also includes taxes payable, and loan payable to Oscar Franco for fiscal 2016 and 2017 income tax as well as all payables owing to him for the purchase of materials for the harvest (December 31, 2018 - $14).

11. LEASE LIABILITY
On May 2, 2018, the Company entered into a lease agreement for the Cosechemos farm, which is a 361 hectare property in Giron, Santander, Colombia. The monthly rent payable under the terms of the lease is $2,900 (10,000,000 Colombian pesos). There is a rent free period from May 2018 to August 2019. Rent payment will commence on September 1, 2019 and will increase to $5,800 (20,000,000 Colombian pesos) on March 1, 2020. The lease is for a fixed term of five years commencing September 1, 2019. As at June 30, 2019, the Company had lease liability of $315,531. The Company used a discount rate of 5.20% in determining the present value of the lease payments.

Lease liability, January 1, 2019	$315,531
Interest expense	-
Lease payments	-
Lease liability as at June 30, 2019	$315,531

June 30, 2019
Current lease liability	$5,374
Non-current lease liability	310,157
$315,531

12. CAPITAL STOCK
a.	Authorized

Unlimited number of common shares, without par value

b.	Common shares issued

	June 30, 2019	December 31, 2018
Share capital	$1,764	$1,764
Total	$1,764	$1,764

As of June 30, 2019, the Company’s share capital consists of 5,000 common shares at a value of $1,764 ($1,764 - December 31, 2018).

13. RELATED PARTY DISCLOSURES
The directors and officers owe the Company $1,575 as at June 30, 2019 ($1,539 – December 31, 2018).

COSECHEMOS YA S.A.S.
Notes to the condensed interim financial statements
For the three and six months ended June 30, 2019 and 2018
(Expressed in United States dollars)
(Unaudited)

14. COMMITMENTS AND CONTINGENCIES

Management contracts

The Company currently does not have management contracts. These contracts require payments of approximately $Nil to be made upon the occurrence of a change in control to the officers of the Company. The Company is also committed to payments upon termination of approximately $Nil pursuant to the terms of these contracts. As a triggering event has not taken place, these amounts have not been recorded in these financial statements.

Lease commitment

Pursuant to a lease agreement dated May 2, 2018, between C.I. Gramaluz S.C.A. and Cosechemos, Cosechemos has leased the Cosechemos farm, which is a 361 hectare property in Giron, Santander, Colombia.

Effective September 1, 2019, Cosechemos shall pay approximately $2,900 (COP10,000,000) a month. On March 1, 2020, the monthly fee shall be increased to approximately $5,800 (COP20,000,000). Cosechemos has an option to purchase the Cosechemos Farm, in whole or in part, at a price to be determined by an arm’s length third party appraiser from the real estate association of Bogota, Colombia.

Pursuant to an (i) option to lease agreement dated December 27, 2018 between Waldshut C.V. and Cosechemos, Cosechemos has the option to lease the Palagua Farm I, and (ii) option to lease agreement dated December 27, 2018 between Vicalvaro C.V. and Cosechemos, Cosechemos has the option to lease the Palagua Farm II. The Palagua Farm I is a 700 hectare property in Palagua, Boyaca, Colombia. The Palagua Farm II is a 1,432 hectare property in Palagua, Boyaca, Colombia.

Contingencies

Cannabis operations are subject to extensive controls and regulations imposed by various levels of government that may be amended from time to time. The Company’s operations may require licenses and permits from various governmental authorities in the countries in which it plans to operate. There can be no assurance that the Company will be able to obtain all necessary licenses and permits that may be required to carry out growth and development of its projects.

Although the Company has taken steps to verify title to the properties on which it will conduct its cannabis development and in which it has an interest, in accordance with industry standards for the current stage of operations of such properties, these procedures do not guarantee the Company’s title. Property title may be subject to government licensing requirements or regulations, social licensing requirements, unregistered prior agreements, unregistered claims, and non-compliance with regulatory and environmental requirements. The Company’s assets may also be subject to increases in taxes and royalties, renegotiation of contracts, political uncertainty and currency exchange fluctuations and restrictions.

Environmental

The Company’s growth and development activities are subject to laws and regulations governing the protection of the environment. These laws and regulations are continually changing and generally becoming more restrictive. The Company believes its operations are materially in compliance with all applicable laws and regulations. The Company has made, and expects to make in the future, expenditures to comply with such laws and regulations.

COSECHEMOS YA S.A.S.
Notes to the condensed interim financial statements
For the three and six months ended June 30, 2019 and 2018
(Expressed in United States dollars)
(Unaudited)

15. SUBSEQUENT  EVENTS
On July 16, 2019, the Company signed a share purchase agreement with Guillermo Andres Ramirez Martinez, Guillermo Ramirez Cabrales and Oscar Mauricio Franco Ulloa, collectively, the “Vendors”, to purchase 90% of Cosechemos S.A.S Ya (“Cosechemos”). Pursuant to the share purchase agreement, Flora acquired 4,500 shares of Cosechemos. As consideration for the Cosechemos shares, Flora (i) will pay $80,000 to the Vendors, and (ii) will grant the Vendors a 10% non-dilutive, free carried interest in Cosechemos, the (“Free Carry”). Pursuant to the agreement, Flora is required to pay the Vendors, as a one-time payment, $750,000 within 60 days of Cosechemos earning a net income of $10,000,000. To date, payments under this agreement have not been made.

The Free Carry will terminate upon Flora investing an aggregate of $25,000,000 into the Company.

The Company received loans from Flora in the amount of $212,380 in August 2019.
OFFERING

Flora is offering up to 40,000,000 (the “Maximum Offering”) units (the “Units”) of the Company to be sold in the offering (the “Offering”). Each Unit is comprised of one common share in the capital of the Company, with no par value per share (a “Common Share”), and one-half of one Common Share purchase warrant (each whole warrant, a “Warrant”) to purchase one additional Common Share (a “Warrant Share”) at an exercise price of $1.00 per Warrant Share, subject to certain adjustments, over an 18-month exercise period following the date of issuance of the Warrant. The Units are being offered at a purchase price of $0.75 per Unit. Flora is selling the Units through a Tier 2 offering pursuant to Regulation A (Regulation A+) under the Securities Act of 1933. There is no assurance the Maximum Offering will be completed.

LEASE AGREEMENT

Pursuant to a lease agreement dated May 2, 2018, between C.I. Gramaluz S.C.A. and Cosechemos, Cosechemos has leased the Cosechemos farm, which is a 361 hectare property in Giron, Santander, Colombia.

Effective September 1, 2019, Cosechemos shall pay approximately $2,900 (COP10,000,000) a month. On March 1, 2020, the monthly fee shall be increased to approximately $5,800 (COP20,000,000). Cosechemos has an option to purchase the Cosechemos Farm, in whole or in part, at a price to be determined by an arm’s length third party appraiser from the real estate association of Bogota, Colombia.

Pursuant to an (i) option to lease agreement dated December 27, 2018 between Waldshut C.V. and Cosechemos, Cosechemos has the option to lease the Palagua Farm I, and (ii) option to lease agreement dated December 27, 2018 between Vicalvaro C.V. and Cosechemos, Cosechemos has the option to lease the Palagua Farm II. The Palagua Farm I is a 700 hectare property in Palagua, Boyaca, Colombia. The Palagua Farm II is a 1,432 hectare property in Palagua, Boyaca, Colombia.

Flora Growth Corp.

INTERIM FINANCIAL STATEMENTS

For the period from incorporation on March 13, 2019
to June 30, 2019

(Expressed in United States Dollars)

Independent Auditors’ Report

To the Board of Directors and Shareholders of
Flora Growth Corp.

We have audited the accompanying interim financial statements of Flora Growth Corp., which comprise the interim statement of financial position as of June 30, 2019, and the related interim statements of loss and comprehensive loss, interim statement of shareholders’ equity (deficiency) and interim statement of cash flows for the period from incorporation on March 13, 2019 to June 30, 2019, and the related notes to the interim financial statements.

Management’s Responsibility for the Interim Financial Statements

Management is responsible for the preparation and fair presentation of these interim financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of interim financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these interim financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the interim financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the interim financial statements. The procedures selected depend on the auditors’ judgment, including the assessment of the risks of material misstatement of the interim financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the interim financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the interim financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the interim financial statements referred to above present fairly, in all material respects, the financial position of Flora Growth Corp. as of June 30, 2019, and the results of their operations and their cash flows for the period from incorporation on March 13, 2019 to June 30, 2019 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Emphasis of Matter Regarding Going Concern

The accompanying interim financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the interim financial statements, the Company does not have any operating assets that generate revenues, incurred a net loss of $1,899,714 during the period from incorporation on March 13, 2019 to June 30, 2019 and has a working capital deficit of $413,844 as at June 30, 2019. As stated in Note 1, substantial doubt exists about the Company’s ability to continue as a going concern. The interim financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

McGovern Hurley LLP
Chartered Professional Accountants
Licensed Public Accountants

Toronto, Ontario
September 26, 2019

Flora Growth Corp.
Interim Statement of Financial Position
(Expressed in United States dollars)

As at:	June 30, 2019

ASSETS
Current
Cash	$-
Amounts receivable (Note 5)	238
Total assets	$238

LIABILITIES
Current
Trade payables and accrued liabilities (Note 10)	$414,082
Total liabilities	414,082

SHAREHOLDERS’ EQUITY (DEFICIECY)
Share capital (Note 6(b))	1,400,000
Options (Note 7)	85,870
Warrants (Note 8)	-
Deficit	(1,899,714)
Total shareholders’ equity (deficiency)	(413,844)
Total liabilities and shareholders’ equity	$238

Nature and continuance of operations (Note 1)
Commitments and contingencies (Note 11)
Subsequent events (Note 14)

APPROVED ON BEHALF OF THE BOARD

Signed “Damian Lopez”, DIRECTOR

Signed “Fred Leigh”, DIRECTOR

Flora Growth Corp. Interim Statements of Loss and Comprehensive Loss
(Expressed in United States dollars)

	For the three months ended	From period from incorporation on March 13, 2019 to June 30,
	June 30, 2019	2019

Expenses
Consulting and management fees (Note 6(b) and 10)	$1,550,610	$1,550,610
Professional fees	19,309	19,309
General office expenses	24,312	24,312
Travel expenses	219,613	219,613
Share based compensation (Note 7, 8, and 10)	85,870	85,870

Loss and comprehensive loss for the period	$1,899,714	$1,899,714

Basic and diluted loss per share	$0.82	$0.99
Weighted average number of common shares outstanding – basic and diluted	2,307,692	1,926,606

Flora Growth Corp.
Interim Statement of Shareholders’ Equity
(Expressed in United States dollars)

	Common Shares		Options	Warrants	Accumulated Deficit	Shareholders’ Equity (Deficiency)
	#	$	$	$	$	$
Balance, March 13, 2019	-	-	-	-	-	-

Common shares issued (Note 6(b))	70,000,000	1,400,000	-	-	-	1,400,000
Options issued (Note 7)	-	-	85,870	-	-	85,870
Warrants issued (Note 8)	-	-	-	-	-	-
Loss for the period	-	-	-	-	(1,899,714)	(1,899,714)

Balance, June 30, 2019	70,000,000	1,400,000	85,870	-	(1,889,714)	(413,844)

Flora Growth Corp.
Interim Statement of Cash Flows (Expressed in United States dollars)
For the period from incorporation on March 13, 2019 to June 30, 2019
CASH FROM OPERATING ACTIVITIES:
Net loss for the period	$(1,899,714)

Share based compensation (Note 7 and 8)	85,870
Bonus (Note 6(b))	1,400,000
(413,844)
Net change in non-cash working capital	413,844
Net cash flows from operating activities	-

CHANGE IN CASH DURING THE PERIOD	-

CASH, beginning of the period	-

CASH, end of the period	$-

Flora Growth Corp.
Notes to the interim financial statements
For the period from incorporation on March 13, 2019 to June 30, 2019
(expressed in United States dollars)

1. NATURE AND CONTINUANCE OF OPERATIONS
Flora Growth Corp. (the “Company” or “Flora”) was incorporated under the laws of the Province of Ontario, Canada by Articles of Incorporation, dated March 13, 2019. The Company is focused on developing business for the purpose of cultivating, processing and supplying all natural, medicinal-grade cannabis oil, cannabis oil extracts and related products to large channel distributors, including pharmacies, medical clinics, and cosmetic companies. The Company’s head office is located at 65 Queen Street West, Suite 800, Toronto, Ontario, M5H 2M5, Canada.

Going concern

These interim financial statements have been prepared on a going concern basis, which assumes that the Company will be able to continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the normal course of business. The Company has a negative working capital position as at June 30, 2019 of $413,844. It will need to raise additional capital in the near term to fund its ongoing operations and business activities. While the Company has engaged in an offering of units (Note 14), there is no assurance that this financing will conclude. There is also no assurance that other financings will be available on terms acceptable to the Company or at all.

These interim financial statements do not reflect the adjustments to the carrying values of assets and liabilities and the reported expenses and classifications in the interim statement of financial position that may be necessary were the Company unable to continue as a going concern and these adjustments could be material.

The business of cannabis growth and development of Cannabidiol (“CBD”) oils involves a high degree of risk and there can be no assurance that current business development programs will result in profitable cannabis operations. The Company’s continued existence is dependent upon the acquisition of assets, preservation of its interest in the underlying assets, acquisition of various licenses, the achievement of profitable operations, or the ability of the Company to raise alternative financing, if necessary, or alternatively upon the Company’s ability to dispose of its assets and operations on an advantageous basis.

The Company does not have any operating assets that generate revenues and incurred a net loss of $1,899,714 during the period from incorporation on March 13, 2019 to June 30, 2019. As at June 30, 2019, the Company had a working capital deficit of $413,844. These conditions indicate the existence of material uncertainties which cast substantial doubt about the Company’s ability to continue as a going concern.

2. BASIS OF PRESENTATION
The following is a summary of significant accounting policies used in the preparation of these interim financial statements.
Statement of compliance

These interim financial statements of the Company were prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”) and interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”).

The preparation of interim financial statements in accordance with International Accounting Standards (“IAS”) 34, Interim Financial Reporting, requires the use of certain critical accounting estimates. It also requires management to exercise judgement in applying the Company’s accounting policies.

Flora Growth Corp.
Notes to the interim financial statements
For the period from incorporation on March 13, 2019 to June 30, 2019
(expressed in United States dollars)

2. BASIS OF PRESENTATION (continued)
Basis of presentation

The interim financial statements of the Company have been prepared on an accrual basis, except for cash flow information and are based on historical cost basis, except for certain financial instruments which are stated at their fair values. The interim financial statements are presented in United States dollars unless otherwise noted. These interim financial statements were approved and authorized by the Board of Directors of the Company on September 26, 2019.

3. SIGNIFICANT ACCOUNTING POLICIES
The following is a summary of significant accounting policies used in the preparation of these interim financial statements for the period from incorporation on March 13, 2019 to June 30, 2019.
Foreign currency translation

The presentation currency and functional currency of the Company is the United States dollar. Transactions in foreign currencies are recorded in the functional currency at exchange rates prevailing on the dates of the transactions. At the end of each reporting period, monetary assets and liabilities denominated in foreign currencies are translated at the period end exchange rates. Non-monetary items are translated at the exchange rates in effect on the date of the transactions. Foreign exchange gains and losses arising on translation are presented in the statement of loss and comprehensive loss.

Share based compensation

Share based payments to employees are measured at the fair value of the instruments issued and amortized over the vesting periods. Share based payments to non-employees are measured at the fair value of goods or services received or the fair value of the equity instruments issued, if it is determined the fair value of the goods or services cannot be reliably measured, and are recorded at the date the goods or services are received. The Company operates an employee stock option plan. The corresponding amount is recorded to the stock option reserve. The fair value of options is determined using the Black–Scholes pricing model which incorporates all market vesting conditions. The number of shares and options expected to vest is reviewed and adjusted at the end of each reporting period such that the amount recognized for services received as consideration for the equity instruments granted shall be based on the number of equity instruments that eventually vest. On exercise of a stock option, any amount related to the initial value of the stock option, along with the proceeds from exercise are recorded to share capital. On expiry of a stock option, any amount related to the initial value of the stock option is recorded to deficit.

Provisions

General
Provisions are recognized when (a) the Company has a present obligation (legal or constructive) as a result of a past event, and (b) it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. Where the Company expects some or all of a provision to be reimbursed, for example under an insurance contract, the reimbursement is recognized as a separate asset but only when the reimbursement is virtually certain.

The expense relating to any provision is presented in the statement of operations, net of any reimbursement. If the effect of the time value of money is material, provisions are discounted using a current pre-tax rate that reflects, where appropriate, the risks specific to the liability. Where discounting is used, the increase in the provision due to the passage of time is recognized as a finance cost in the statement of loss.

Decommissioning obligations
The Company records a liability for the fair value of legal or constructive obligations associated with the decommissioning of long-lived tangible assets in the period in which they are incurred. The decommissioning liability is recognized at the present value of the estimated future cash flow associated with the decommissioning of the applicable assets or properties. On recognition of the liability there is a corresponding increase in the carrying amount of the related asset known as the decommissioning cost, which is depleted on a unit-of-production basis over the life of the reserves. The liability is adjusted each reporting period to reflect the passage of time using the discount rate, with the interest charged to earnings, and for revisions to the estimated future cash flows. Actual costs incurred upon settlement of the obligations are charged against the liability.

As at June 30, 2019, the Company did not have any material provisions, including decommissioning obligations.

Flora Growth Corp.
Notes to the interim financial statements
For the period from incorporation on March 13, 2019 to June 30, 2019
(expressed in United States dollars)

3. SIGNIFICANT ACCOUNTING POLICIES (continued)

Cash

Cash in the statement of financial position includes cash on hand and deposits held with banks that have a maturity of less than three months at the date they are acquired.

Amounts receivable

Amounts receivable are amounts that are due from others in the normal course of business. If collection is expected in one year or less, they are classified as current assets; if not, they are presented as noncurrent assets and discounted accordingly.

Financial assets

Initial recognition and measurement

Non-derivative financial assets within the scope of IFRS 9 are classified and measured as “financial assets at fair value”, as either FVPL or FVOCI, and “financial assets at amortized costs”, as appropriate. The Company determines the classification of financial assets at the time of initial recognition based on the Company’s business model and the contractual terms of the cash flows.

All financial assets are recognized initially at fair value plus, in the case of financial assets not at FVPL, directly attributable transaction costs on the trade date at which the Company becomes a party to the contractual provisions of the instrument.

Financial assets with embedded derivatives are considered in their entirety when determining their classification at FVPL or at amortized cost. Amounts receivable held for collection of contractual cash flows are measured at amortized cost.

Subsequent measurement – financial assets at amortized cost

After initial recognition, financial assets measured at amortized cost are subsequently measured at the end of each reporting period at amortized cost using the Effective Interest Rate (“EIR”) method. Amortized cost is calculated by taking into account any discount or premium on acquisition and any fees or costs that are an integral part of the EIR.

Subsequent measurement – Financial assets at FVPL

Financial assets measured at FVPL include financial assets management intends to sell in the short term and any derivative financial instrument that is not designated as a hedging instrument in a hedge relationship. Financial assets measured at FVPL are carried at fair value in the statement of financial position with changes in fair value recognized in other income or expense in the statement of loss. The Company does not measure any financial assets at FVPL.

Subsequent measurement – Financial assets at FVOCI

Financial assets measured at FVOCI are non-derivative financial assets that are not held for trading and the Company has made an irrevocable election at the time of initial recognition to measure the assets at FVOCI. The Company does not measure any financial assets at FVOCI.

After initial measurement, investments measured at FVOCI are subsequently measured at fair value with unrealized gains or losses recognized in other comprehensive income or loss in the statement of comprehensive loss. When the investment is sold, the cumulative gain or loss remains in accumulated other comprehensive income or loss and is not reclassified to profit or loss.

Dividends from such investments are recognized in other income in the statement of loss when the right to receive payments is established.

Derecognition

A financial asset is derecognized when the contractual rights to the cash flows from the asset expire, or the Company no longer retains substantially all the risks and rewards of ownership.

Flora Growth Corp.
Notes to the interim financial statements
For the period from incorporation on March 13, 2019 to June 30, 2019
(expressed in United States dollars)

3.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Financial assets (continued)

Impairment of financial assets

The Company’s only financial assets subject to impairment are amounts receivable, which are measured at amortized cost. The Company has elected to apply the simplified approach to impairment as permitted by IFRS 9, which requires the expected lifetime loss to be recognized at the time of initial recognition of the receivable. To measure estimated credit losses, accounts receivable have been grouped based on shared credit risk characteristics, including the number of days past due. An impairment loss is reversed in subsequent periods if the amount of the expected loss decreases and the decrease can be objectively related to an event occurring after the initial impairment was recognized.

Financial liabilities

Initial recognition and measurement

Financial liabilities are measured at amortized cost, unless they are required to be measured at FVPL as is the case for held for trading or derivative instruments, or the Company has opted to measure the financial liability at FVPL. The Company’s financial liabilities include trade payables and accrued liabilities which are each measured at amortized cost.  All financial liabilities are recognized initially at fair value.

Subsequent measurement – financial liabilities at amortized cost

After initial recognition, financial liabilities measured at amortized cost are subsequently measured at the end of each reporting period at amortized cost using the EIR method. Amortized cost is calculated by taking into account any discount or premium on acquisition and any fees or costs that are an integral part of the EIR.

Subsequent measurement – Financial liabilities at FVPL

Financial liabilities measured at FVPL include any derivative financial instrument that is not designated as a hedging instrument in a hedge relationship. Financial liabilities measured at FVPL are carried at fair value in the statement of financial position with changes in fair value recognized in other income or expense in the statement of loss.

Derecognition

A financial liability is derecognized when the obligation under the liability is discharged, cancelled or expires with any associated gain or loss recognized in other income or expense in the statement of loss.

Share capital

Proceeds from the issuance of common shares are classified as equity. Incremental costs directly attributable to the issue of common shares, stock options and warrants are recognized as a deduction from equity, net of any tax effects.

Interest expense

Interest expense is reported on an accrual basis using the effective interest method.

Income taxes

Income tax expense comprises current and deferred tax. Current tax and deferred tax are recognized in profit or loss except to the extent that it relates to a business combination, or items recognized directly in equity or in other comprehensive income.

Current tax is the expected tax payable or receivable on the taxable income or loss for the year, using tax rates enacted at the reporting date, and any adjustment to tax payable in respect of previous years.

Flora Growth Corp.
Notes to the interim financial statements
For the period from incorporation on March 13, 2019 to June 30, 2019
(expressed in United States dollars)

3.    SIGNIFICANT ACCOUNTING POLICIES (continued)

Income taxes (continued)

Deferred tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is not recognized for the following temporary differences: the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit or loss, and differences relating to investments in subsidiaries and jointly controlled entities to the extent that it is probable that they will not reverse in the foreseeable future. In addition, deferred tax is not recognized for taxable temporary differences arising on the initial recognition of goodwill. Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date. Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously.

A deferred tax asset is recognized for unused tax losses, tax credits and deductible temporary differences, to the extent that it is probable that future taxable profits will be available against which they can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

Loss per share

Basic loss per share is calculated using the weighted average number of shares outstanding during the period. Diluted loss per share reflects the potential dilution of commons share equivalents, such as outstanding options and warrants, in the weighted average number of common shares outstanding during the period, if dilutive. The diluted loss per share calculation excludes any potential conversion of options and warrants that would be anti-dilutive.

Accounting pronouncements not yet adopted

Certain new standards, interpretations, amendments and improvements to existing standards were issued by the IASB or IFRIC that are mandatory for accounting periods beginning on or after January 1, 2019 or later periods. The following have not yet been adopted and are being evaluated to determine their impact on the Company.

IFRS 3 – Business Combinations (“IFRS 3”) was amended in October 2018 to clarify the definition of a business.  This amended definition states that a business must include inputs and a process and clarified that the process must be substantive and the inputs and process must together significantly contribute to operating outputs.  In addition it narrows the definitions of a business by focusing the definition of outputs on goods and services provided to customers and other income from ordinary activities, rather than on providing dividends or other economic benefits directly to investors or lowering costs and added a test that makes it easier to conclude that a company has acquired a group of assets, rather than a business, if the value of the assets acquired is substantially all concentrated in a single asset or group of similar assets.  The amendments are effective for annual reporting periods beginning on or after January 1, 2020.  Earlier adoption is permitted.

For acquisitions that do not meet the definition of a business under IFRS 3, the Company follows International Accounting Standard (“IAS”) 37 and IAS 38 guidelines for asset acquisition, where the consideration paid is allocated to assets acquired based on fair values on the acquisition date and transactions costs are capitalized and allocated to the assets acquired.

IAS 1 – Presentation of Financial Statements (“IAS 1”) and IAS 8 – Accounting Policies, Changes in Accounting Estimates and Errors (“IAS 8”) were amended in October 2018 to refine the definition of materiality and clarify its characteristics.  The revised definition focuses on the idea that information is material if omitting, misstating or obscuring it could reasonably be expected to influence decisions that the primary users of general purpose financial statements make on the basis of those financial statements.  The amendments are effective for annual reporting periods beginning on or after January 1, 2020.  Earlier adoption is permitted.

Flora Growth Corp.
Notes to the interim financial statements
For the period from incorporation on March 13, 2019 to June 30, 2019
(expressed in United States dollars)

4. CRITICAL JUDGEMENTS AND ESTIMATION UNCERTAINTIES
The preparation of the interim financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions about future events that affect the amounts reported in the interim financial statements and related notes to the interim financial statements. Although these estimates are based on management’s best knowledge of the amount, event or actions, actual results could differ from those estimates and these estimates could be material.

The areas which require management to make significant judgments, estimates and assumptions in determining carrying values include, but are not limited to:

Determination of functional currency

The Company determines the functional currency through an analysis of several indicators such as financing activities, cash flows from operating activities and frequency of transactions within the reporting entity.

Assets’ carrying values and impairment charges

In the determination of carrying values and impairment charges, management looks at the higher of recoverable amount or fair value less costs to sell in the case of assets and at objective evidence, significant or prolonged decline of fair value on financial assets indicating impairment. These determinations and their individual assumptions require that management make a decision based on the best available information at each reporting period.

Asset acquisition versus business combination

The determination of whether a transaction meets the definition of a business combination or constitutes an asset acquisition under IFRS 3.

Income, value added, withholding and other taxes

The Company is subject to income, value added, withholding and other taxes. Significant judgment is required in determining the Company’s provisions for taxes. There are many transactions and calculations for which the ultimate tax determination is uncertain during the ordinary course of business. The Company recognizes liabilities for anticipated tax audit issues based on estimates of whether additional taxes will be due. The determination of the Company’s income, value added, withholding and other tax liabilities requires interpretation of complex laws and regulations. The Company’s interpretation of taxation law as applied to transactions and activities may not coincide with the interpretation of the tax authorities. All tax related filings are subject to government audit and potential reassessment subsequent to the interim financial statement reporting period. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the tax related accruals and deferred income tax provisions in the period in which such determination is made.
Income taxes and recoverability of potential deferred tax assets
In assessing the probability of realizing income tax assets recognized, management makes estimates related to expectations of future taxable income, applicable tax planning opportunities, expected timing of reversals of existing temporary differences and the likelihood that tax positions taken will be sustained upon examination by applicable tax authorities. In making its assessments, management gives additional weight to positive and negative evidence that can be objectively verified. Estimates of future taxable income are based on forecasted cash flows from operations and the application of existing tax laws in each jurisdiction. The Company considers relevant tax planning opportunities that are within the Company’s control, are feasible and within management’s ability to implement. Examination by applicable tax authorities is supported based on individual facts and circumstances of the relevant tax position examined in light of all available evidence. Where applicable tax laws and regulations are either unclear or subject to ongoing varying interpretations, it is reasonably possible that changes in these estimates can occur that materially affect the amounts of income tax assets recognized. Also, future changes in tax laws could limit the Company from realizing the tax benefits from the deferred tax assets. The Company reassesses unrecognized income tax assets at each reporting period.

Flora Growth Corp.
Notes to the interim financial statements
For the period from incorporation on March 13, 2019 to June 30, 2019
(expressed in United States dollars)

4. CRITICAL JUDGEMENTS AND ESTIMATION UNCERTAINTIES (continued)
Share based payment transactions
The Company measures the cost of equity-settled transactions with employees and applicable non-employees by reference to the fair value of the equity instruments at the date at which they are vested. Estimating fair value for share based payment transactions requires determining the most appropriate valuation model, which is dependent on the terms and conditions of the grant. This estimate also requires determining the most appropriate inputs to the valuation model including the expected life of the stock price, stock option, risk-free interest rates, volatility and dividend yield and making assumptions about them.

Contingencies and provisions

Contingencies can be either possible assets or possible liabilities arising from past events which, by their nature, will only be resolved when one or more future events not wholly within our control occur or fail to occur. The assessment of such contingencies inherently involves the exercise of significant judgment and estimates of the outcome of future events. In assessing loss contingencies related to legal proceedings that are pending against us, un-asserted claims, that may result in such proceedings or regulatory or government actions that may negatively impact our business or operations, the Company and its legal counsel evaluate the perceived merits of any legal proceedings or un-asserted claims or actions as well as the perceived merits of the nature and amount of relief sought or expected to be sought, when determining the amount, if any, to recognize as a contingent liability or assessing the impact on the carrying value of assets. Contingent assets are not recognized in the interim financial statements.

5. AMOUNTS RECEIVABLE
The amounts receivable balance as at June 30, 2019 consists of amounts receivable from the Government of Canada for Harmonized Sales Taxes (“HST”).

June 30, 2019

HST receivable	$238
Total	$238

6. CAPITAL STOCK
a.	Authorized

Unlimited number of common shares, without par value

b.	Common shares issued

	Number of shares	Stated value $
Balance, March 13, 2019	-	$ -

Bonus shares	70,000,000	1,400,000
Balance, June 30, 2019	70,000,000	$ 1,400,000

On June 27, 2019, the Company granted bonuses of $1,400,000 to consultants, directors and officers of the Company. The bonuses were settled by the issuance of 70,000,000 common shares at a price of $0.02 per share for a value of $1,400,000 based on the value of services agreed upon by the consultants, directors, officers and the Company. Of the 70,000,000 common shares issued, a total of 14,950,000 common shares with a value of $299,000 was granted to the directors and officers of the Company (See Note 10).

Flora Growth Corp.
Notes to the interim financial statements
For the period from incorporation on March 13, 2019 to June 30, 2019
(expressed in United States dollars)

7. OPTIONS
The Company has a stock option plan whereby it may grant options for the purchase of common shares to any director, consultant, employee or officer of the Company or its subsidiaries. The aggregate number of shares that may be issuable pursuant to options granted under the Company’s stock option plan will not exceed 10% of the issued common shares of the Company (the “Shares”) at the date of grant. The options are non-transferable and non-assignable and may be granted for a term not exceeding five years. The exercise price of the options will be determined by the board at the time of grant, but in the event that the Shares are traded on any  stock exchange (the “Exchange”), may not be less than the closing price of the Shares on the Exchange on the trading date immediately preceding the date of grant, subject to all applicable regulatory requirements.

Information relating to share options outstanding as at June 30, 2019 is as follows:

	Number of options	Weighted average exercise price
Balance, March 13, 2019	-	$-
Granted	7,000,000	0.05

Balance, June 30, 2019	7,000,000	$0.05

Date	Options	Options	Exercise	Grant date	Remaining life
of expiry	outstanding	exercisable	price	fair value	in years

June 28, 2024	7,000,000	7,000,000	$0.05	$ 85,870	5.00
	7,000,000	7,000,000		$ 85,870	5.00

On June 28, 2019, the Company granted 7,000,000 options to directors, officers and consultants of the Company with an exercise price of $0.05 per common share. The options vested immediately. The fair market value of the options was estimated to be $85,870 using the Black Scholes option pricing model based on the following assumptions: risk‑free rate of 1.39%, estimated current stock price of $0.02, expected volatility of 100% based on comparable companies, an estimated life of 5 years and an expected dividend yield of 0%. Of the 7,000,000 options granted, 3,800,000 options with a value of $46,615 were granted to the directors and officers of the Company (See Note 10).
8. WARRANTS
On March 15, 2019, the Company granted 7,000,000 founder warrants of the Company with an exercise price of $0.05 per common share. The fair market value of the warrants was estimated to be $Nil using the Black Scholes option pricing model based on the following assumptions: risk‑free rate of 1.63%, estimated current stock price of $Nil, expected volatility of 100%, based on comparable companies, an estimated life of 3 years and an expected dividend yield of 0%. A total of 7,000,000 warrants with a value of $Nil were granted to the directors and officers of the Company (See Note 10).

Flora Growth Corp.
Notes to the interim financial statements
For the period from incorporation on March 13, 2019 to June 30, 2019
(expressed in United States dollars)

8. WARRANTS (continued)
	Number of warrants	Weighted average exercise price
Balance, March 13, 2019	-	$-
Granted	7,000,000	0.05
Balance, June 30, 2019	7,000,000	$0.05

Date of expiry	Warrants outstanding	Exercise price	Grant date fair value	Remaining life in years

March 15, 2022	7,000,000	$ 0.05	$ -	2.71
	7,000,000		$ -	2.71

9.                     INCOME TAXES

a)	Provision for income taxes

Major items causing the Company’s effective income tax rate to differ from the combined Canadian federal and provincial statutory rate of 26.5% were as follows:
June 30, 2019
$
(Loss) before income taxes	(1,899,714)

Expected income tax recovery based on statutory rate	(503,000)
Adjustment to expected income tax benefit:
Stock based compensation	394,000
Change in benefit not recognized	109,000
Deferred income tax provision (recovery)	-

b)	Deferred income tax

Deferred tax assets have not been recognized in respect of the following deductible temporary differences:

June 30, 2019
$

Non-capital loss carry-forwards	412,000
Total	412,000

As at June 30, 2019 the Company estimates non-capital losses for Canadian income tax purposes of approximately $412,000 available to use against future taxable income. The non-capital losses expire in 2039.

Flora Growth Corp.
Notes to the interim financial statements
For the period from incorporation on March 13, 2019 to June 30, 2019
(expressed in United States dollars)

10. RELATED PARTY DISCLOSURES
Key management personnel compensation

In addition to their contracted fees, directors and officers also participate in the Company’s share option program. Certain executive officers are subject to termination notices of twenty-four months and change of control contingent provisions (Note 11). Key management personnel compensation comprised, see Notes 6(b), 7, 8:

	Three months ended June 30, 2019	Period from incorporation from March 13, 2019 to June 30, 2019
Directors & officers’ compensation	$80,231	$95,759
Share based payments	345,615	345,615
	$425,846	$441,374

Included in the amounts payable and accrued liabilities as at June 30, 2019 is $43,105 owed to 2227929 Ontario Inc. for consulting, rent and promotion services. Fred Leigh is a director of the Company and is also a director and officer of 2227929 Ontario Inc. These amounts are non-interest bearing and due on demand.

The above directors’ and officers’ compensation are included in the amounts payable and accrued liabilities as at June 30, 2019.

11. COMMITMENTS AND CONTINGENCIES

Management contracts

The Company is party to certain management contracts. Currently, these contracts require payments of approximately CAD$1,710,000 to be made upon the occurrence of a change in control to the officers of the Company. The Company is also committed to payments upon termination of approximately CAD$1,347,000 pursuant to the terms of these contracts. As a triggering event has not taken place, these amounts have not been recorded in these interim financial statements.

Share space commitment

The Company has an agreement to share office space with other companies with a minimum commitment of $45,000.

Contingencies

Cannabis operations are subject to extensive controls and regulations imposed by various levels of government that may be amended from time to time. The Company’s operations may require licenses and permits from various governmental authorities in the countries in which it plans to operate. There can be no assurance that the Company will be able to obtain all necessary licenses and permits that may be required to carry out growth and development of its projects.

Although the Company has taken steps to verify title to the properties on which it will conduct its cannabis development and in which it has an interest, in accordance with industry standards for the current stage of operations of such properties, these procedures do not guarantee the Company’s title. Property title may be subject to government licensing requirements or regulations, social licensing requirements, unregistered prior agreements, unregistered claims, and non-compliance with regulatory and environmental requirements. The Company’s assets may also be subject to increases in taxes and royalties, renegotiation of contracts, political uncertainty and currency exchange fluctuations and restrictions.

Licenses and authorizations that will be held by the Company or companies which will be acquired by Flora, are subject to ongoing compliance and reporting requirements. The ability to obtain, sustain or renew any such licenses and authorizations on acceptable terms are subject to changes in regulations and policies and to the discretion of the applicable authorities or other governmental agencies. Failure to comply with the requirements of the licenses or authorizations or any failure to maintain the licenses or authorizations could have a material adverse impact on our business, financial condition and operating results.

Flora Growth Corp.
Notes to the interim financial statements
For the period from incorporation on March 13, 2019 to June 30, 2019
(expressed in United States dollars)

12. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT
Environmental

The Company’s growth and development activities are subject to laws and regulations governing the protection of the environment. These laws and regulations are continually changing and generally becoming more restrictive. The Company believes its operations are materially in compliance with all applicable laws and regulations. The Company has made, and expects to make in the future, expenditures to comply with such laws and regulations.

Fair value

The Company’s financial instruments measured at amortized cost as at June 30, 2019, consist of amounts receivable, trade payables and accrued liabilities, and the amounts reflected in the statements of financial position approximate fair value due to the short term maturity of these instruments.

Financial instruments recorded at the reporting date at fair value are classified into one of three levels based upon the fair value hierarchy. Items are categorized based on inputs used to derive fair value based on:

Level 1 - quoted prices that are unadjusted in active markets for identical assets or liabilities;
Level 2 - inputs other than quoted prices included in level 1 that are observable for the asset/liability either directly or indirectly; and
Level 3 - inputs for the instruments are not based on any observable market data.

The Company had no financial instruments recorded at fair value in the statement of financial position at June 30, 2019.

Fair value estimates are made at the relevant transaction date, based on relevant market information and information about the financial instrument. These estimates are subjective in nature and involve uncertainties in significant matters of judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect these estimates.

Risk management overview

The Company has exposure to credit, liquidity and market risks from its use of financial instruments. This note provides information about the Company’s exposure to each of these risks, the Company’s objectives, policies and processes for measuring and managing risk. Further quantitative disclosures are included throughout these interim financial statements.

Credit risk

Credit risk is the risk of financial loss to the Company if a counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Company’s amounts receivables.

The carrying amount of amounts receivable represents the maximum credit exposure. As at June 30, 2019, the Company’s total receivable was $238 from the Government of Canada for Harmonized Sales Taxes.

Market risk

Market risk is the risk that changes in market conditions, such as commodity prices, foreign exchange rates, and interest rates, will affect the Company’s net income or the value of financial instruments. The objective of market risk management is to manage and control market risk exposures within acceptable limits, while maximizing the Company’s returns.

(i)	Commodity price risk
Commodity price risk is the risk that future cash flows will fluctuate as a result of changes in commodity prices. Commodity prices for cannabis seeds and plants are impacted by not only the relationship between the Colombian peso, Canadian and United States dollar, as outlined below, but also global economic events that dictate the levels of supply and demand. Lower commodity prices can also reduce the Company’s ability to raise capital. As the Company is not generating revenues, commodity price risk does not directly impact the Company’s financial results.

Flora Growth Corp.
Notes to the interim financial statements
For the period from incorporation on March 13, 2019 to June 30, 2019
(expressed in United States dollars)

12. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (continued)

(ii)	Foreign exchange risk
Foreign currency exchange rate risk is the risk that the fair value of future cash flows will fluctuate as a result of changes in foreign exchange rates.

As at June 30, 2019, the Company had the following liabilities denominated in foreign currencies:

June 30, 2019	CAD
Trade payables	$ 2,703
Accrued liabilities	519,010
$ 521,713

(iii)	Interest exchange risk
             The Company has no cash balance as at June 30, 2019.

Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting obligations associated with the financial liabilities. The Company’s financial liabilities consist of trade payables and accrued liabilities of $414,082 as at June 30, 2019. The Company has no cash as at June 30, 2019.

Trade payables and accrued liabilities consist of invoices payable to trade suppliers for administration and professional expenditures. The Company processes invoices within a normal payment period. Trade payables have contractual maturities of less than 90 days.

Price risk

The Company is exposed to price risk with respect to commodity prices. Commodity prices fluctuate on a daily basis and are affected by numerous factors beyond the Company’s control. The supply and demand for commodities, the level of interest rates, the rate of inflation, investment decisions by large holders of commodities including governmental reserves and stability of exchange rates can all cause significant fluctuations in commodities prices. Such external economic factors are in turn influenced by changes in international investment patterns and monetary systems and political developments.

Sensitivity analysis

The Company has, for accounting purposes, designated its amounts receivable as loans and receivables which are measured at amortized cost. Trade payables and accrued liabilities are classified for accounting purposes as other financial liabilities, which are measured at amortized cost. As of June 30, 2019, both the carrying and fair value amounts of the Company’s financial instruments are approximately equivalent due to the short-term maturity of these instruments.

The sensitivity analysis shown in the notes below may differ materially from actual results. Based on management’s knowledge of and experience with the financial markets, the Company believes the following movements are “reasonably possible”.

Trade payables and accrued liabilities denominated in Canadian and United States dollars are subject to foreign currency risk. As at June 30, 2019, had the United States dollar weakened/strengthened by 5% against the Canadian dollar with all other variables held constant, there would have been a change of approximately $19,932 in the Company’s net loss.

13. CAPITAL MANAGEMENT
The Company will consider the aggregate of its common shares and deficit as capital. The Company’s objective, when managing capital, is to ensure sufficient resources are available to meet day to day operating requirements and to safeguard its ability to continue as a going concern in order to provide returns for shareholders and benefits for other stakeholders.

Flora Growth Corp.
Notes to the interim financial statements
For the period from incorporation on March 13, 2019 to June 30, 2019
(expressed in United States dollars)

13. CAPITAL MANAGEMENT (continued)
At June 30, 2019, the Company has no cash-generating operations; therefore, the only source of cash flow is generated from financing activities or loans. The Company’s officers and senior management are in the process of searching for additional business opportunities. Potential business activities are appropriately evaluated by senior management and a formal review and approval process has been established at the Board of Directors’ level. The Company may enter into new financing arrangements to meet its objectives for managing capital, until such time as a viable business activity is operational and the Company can thereby internally generate sufficient capital to cover its operational requirements.
The Company’s officers and senior management take full responsibility for managing the Company’s capital and do so through quarterly meetings and regular review of financial information. The Company’s Board of Directors is responsible for overseeing this process.

14. SUBSEQUENT EVENTS
SHARE PURCHASE AGREEMENT

On July 16, 2019, the Company signed a share purchase agreement with Guillermo Andres Ramirez Martinez, Guillermo Ramirez Cabrales and Oscar Mauricio Franco Ulloa, collectively, the “Vendors”, to purchase 90% of Cosechemos S.A.S Ya (“Cosechemos”). Pursuant to the share purchase agreement, Flora acquired 4,500 shares of Cosechemos on October 2, 2019. As consideration for the Cosechemos shares, Flora agreed to (i) pay $80,000 to the Vendors, and (ii) grant the Vendors a 10% non-dilutive, free carried interest in Cosechemos, the (“Free Carry”). Pursuant to the agreement, Flora is required to pay the Vendors, as a one-time payment, $750,000 within 60 days of Cosechemos earning a net income of $10,000,000. To date, no payments under this agreement have been made.

The Free Carry will terminate upon Flora investing an aggregate of $25,000,000 in Cosechemos.

SHAREHOLDER AGREEMENT

In August 2019, the Company, Guillermo Andres Ramirez Martinez, Guillermo Ramirez Cabrales and Oscar Mauricio Franco Ulloa signed a shareholders’ agreement with Cosechemos, the legal and beneficial owner of 100% interest of non-psychoactive cannabis license in Colombia.

LOAN AGREEMENT

The Company entered into a loan agreement with Copper One Inc. for an amount up to $500,000 of which $285,380 has been drawn down. The loan bears interest at 10% annually and is payable on demand. Stan Bharti and Deborah Battiston are the Chairman and Chief Financial Officer of the Company and of Copper One. These funds were sent to provide support to Cosechemos and to provide working capital for the Company.
OFFERING AND BROKER DEALER ARRANGEMENT

Flora is offering up to 40,000,000 (the “Maximum Offering”) units (the “Units”) of the Company to be sold in the offering (the “Offering”). Each Unit is comprised of one common share in the capital of the Company, with no par value per share (a “Common Share”), and one-half of one Common Share purchase warrant (each whole warrant, a “Warrant”) to purchase one additional Common Share (a “Warrant Share”) at an exercise price of $1.00 per Warrant Share, subject to certain adjustments, over an 18-month exercise period following the date of issuance of the Warrant. The Units are being offered at a purchase price of $0.75 per Unit. Flora is selling the Units through a Tier 2 offering pursuant to Regulation A (Regulation A+) under the Securities Act of 1933. There is no assurance the Maximum Offering will be completed.

On September 6, 2019, the Company signed a broker-dealer agreement with Dalmore Group LLC (“Dalmore”), to provide operation and compliance services. The Company shall pay a fee equal to 3% on the aggregate amount of funds raised by Dalmore from investors in Washington, Arizona, Texas, Alabama, North Dakota, Florida and New Jersey. There is also a one time advance set up fee of $25,000. The agreement is also subject of a 60 day written termination notice by either the Company or Dalmore.

Flora Growth Corp.
Notes to the interim financial statements
For the period from incorporation on March 13, 2019 to June 30, 2019
(expressed in United States dollars)

14. SUBSEQUENT EVENTS (continued)
LEASE AGREEMENT

Pursuant to a lease agreement dated May 2, 2018, between C.I. Gramaluz S.C.A. and Cosechemos, Cosechemos has leased the Cosechemos farm, which is a 361 hectare property in Giron, Santander, Colombia.

Effective September 1, 2019, Cosechemos shall pay approximately $2,900 (COP10,000,000) a month. On March 1, 2020, the monthly fee shall be increased to approximately $5,800 (COP20,000,000). Cosechemos has an option to purchase the Cosechemos Farm, in whole or in part, at a price to be determined by an arm’s length third party appraiser from the real estate association of Bogota, Colombia.

Pursuant to an (i) option to lease agreement dated December 27, 2018 between Waldshut C.V. and Cosechemos, Cosechemos has the option to lease the Palagua Farm I, and (ii) option to lease agreement dated December 27, 2018 between Vicalvaro C.V. and Cosechemos, Cosechemos the option to lease the Palagua Farm II. The Palagua Farm I is a 700 hectare property in Palagua, Boyaca, Colombia. The Palagua Farm II is a 1,432 hectare property in Palagua, Boyaca, Colombia.

Flora Growth Corp.

Unaudited Pro Forma Condensed Consolidated Financial Statements
(Expressed in United States dollars)
As at June 30, 2019 and December 31, 2018

Flora Growth Corp.
Pro Forma Condensed Consolidated Statement of Financial Position
As at June 30, 2019
(Unaudited, Expressed in United States Dollars)
	Flora Growth Corp	Cosechemos Ya S.A.S	Note 5		Pro Forma Adjustments	Pro Forma Consolidated

	June 30, 2019	June 30, 2019
ASSETS
Current assets
Cash	$-	$-		a	$345,747	$345,747
(Note 3)				a	80,000
				b	(80,000)
Amounts receivable	238	1,575				1,813
Prepaid	-	3				3
Biological asset	-	11,096				11,096
Total current assets	238	12,674			345,747	358,659
Right-of-use asset		315,531				315,531
Intangible asset		1,048			81,175	82,223
Total assets	$238	$329,253			$426,922	$756,413
LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	$414,082	$15,027				$429,109
Loans payable	-	-		a	345,747	425,747
				a	80,000
Current lease liability		5,374				5,374
Total current liabilities	414,082	20,401			425,747	860,230
Non-current lease liability		310,157				310,157
Total liabilities	414,082	330,558	-		425,747	1,170,387
SHAREHOLDERS’ EQUITY
Share capital (Note 3)	1,400,000	1,764		b	(1,764)	1,400,000
Options	85,870	-				85,870
Deficit	(1,899,714)	(3,005)		b	3,005	(1,899,714)
Accumulated other comprehensive income	-	(64)		b	64	-
Equity attributable to owners of the parent	(413,844)	(1,305)			1,305	(413,844)
Non-controlling interest	-	-		b	(131)	(131)
Total shareholders’ equity	(413,844)	(1,305)			1,175	(413,975)
Total liabilities and shareholders’ equity	$238	$329,253			$426,922	$756,413

The accompanying notes are an integral part of the unaudited pro forma condensed consolidated financial statements.

Flora Growth Corp.
Pro Forma Condensed Consolidated Statement of Loss and Comprehensive Loss
From January 1, 2019 to June 30, 2019
(Unaudited, Expressed in United States Dollars)
	Flora Growth Corp	Cosechemos Ya S.A.S	Note 5		Pro Forma Adjustments	Pro Forma Consolidated

	June 30, 2019	June 30, 2019
EXPENSES
Consulting and management fees	$1,550,610	$-			$-	$1,550,610
Professional fees	19,309	-			-	19,309
General administration expense	24,312	1,295		b	(1,295)	24,312
Travel expenses	219,613	779		b	(779)	219,613
Shared based compensation	85,870	-		b	-	85,870
Interest expense	-	315		b	(315)	-
Amortization	-	28		b	(28)	-
Income tax expense	-	577		b	(577)	-
Loss for the period	1,899,714	2,994			(2,994)	1,899,714
Other comprehensive loss
Foreign currency translation	-	(161)		b	161	-
Comprehensive loss for the period	$1,899,714	$2,833			$(2,833)	$1,899,714

Comprehensive loss for the period attributable to:
Owners of the parent	1,899,714	2,833			(2,964)	1,899,584
Non-controlling interest	-	-		b	131	131
Comprehensive loss for the period	$1,899,714	$2,833			$(2,833)	$1,899,714

The accompanying notes are an integral part of the unaudited pro forma condensed consolidated financial statements.

Flora Growth Corp.
Pro Forma Condensed Consolidated Statement of Loss and Comprehensive Loss
From January 1, 2018 to December 31, 2018
(Unaudited, Expressed in United States Dollars)
	Cosechemos Ya S.A.S	Note 5		Pro Forma Adjustments	Pro Forma Consolidated

	December 31, 2018

EXPENSES
General administration expense	$-		b	$(1,295)	$(1,295)
Travel expenses	-		b	(779)	(779)
Interest expense	-		b	(315)	(315)
Amortization	-		b	(28)	(28)
Income tax expense	4		b	(577)	(573)
Loss for the period	4			(2,994)	(2,990)
Other comprehensive loss
Foreign currency translation	137			(137)	-
Comprehensive loss for the year	$141			$(3,131)	$(2,990)

Comprehensive loss for the period attributable to:
Owners of the parent	141			(3,262)	(3,121)
Non-controlling interest	-			131	131
Comprehensive loss for the year	$141			$(3,131)	$(2,990)

Flora Growth Corp. was incorporated on March 13, 2019 and therefore its historical financial position is not shown in a separate column in this unaudited pro forma condensed statement of loss and comprehensive loss for the year ended December 31, 2018.

The accompanying notes are an integral part of the unaudited pro forma condensed consolidated financial statements.

Flora Growth Corp.
Notes to the Unaudited Pro Forma Condensed Consolidated Financial Statements
(Stated in United States dollars)

1. BASIS OF PRESENTATION

These unaudited pro forma condensed consolidated financial statements of Flora Growth Corp. (“Flora”)(the “Company”) were prepared by management consistent with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”) for illustrative purposes only, to show the effect of the acquisition of 90 per cent of Cosechemos Ya S.A.S (“Cosechemos”) through a share purchase agreement dated July 16, 2019 by Flora (collectively the “Acquisition”).  For accounting purposes, the Acquisition will be accounted as an asset acquisition as the acquisition did not meet the definition of a business combination under IFRS 3. The Company follows International Accounting Standard (“IAS”) 37 and IAS 38 guidelines for asset acquisition, where the consideration paid is allocated to assets acquired based on fair values on the acquisition date and transactions costs are capitalized and allocated to the assets acquired.

The unaudited pro forma condensed consolidated statement of financial position has been compiled from and include:
i.	The unaudited interim condensed consolidated statement of financial position of Flora as at June 30, 2019;
ii.	The unaudited interim condensed consolidated statement of financial position of Cosechemos as at June 30, 2019;

The unaudited pro forma condensed consolidated statements of loss and comprehensive loss has been compiled from and include:
iii.	The unaudited interim condensed statement of loss and comprehensive loss of Flora for the period from incorporation on March 13, 2019 to June 30, 2019;
iv.	The unaudited interim condensed statement of loss and comprehensive loss of Cosechemos for the six months June 30, 2019; and
v.	The unaudited interim condensed statement of loss and comprehensive loss of Cosechemos for the year ended December 31, 2018.

The unaudited pro forma condensed consolidated statement of financial position and statements of loss and comprehensive loss have been prepared as if the acquisition described in Note 3 occurred as of June 30, 2019.

It is management’s opinion that these unaudited pro forma condensed consolidated financial statements present, in all material respects, the acquisition described in Note 3, in accordance with IFRS, applied on a basis consistent with Flora’s accounting policies.  These unaudited pro forma condensed consolidated financial statements are not intended to reflect the financial position or results of operations of the combined entity which would have actually resulted if the events reflected herein had been in effect at the dates indicated.  Actual amounts recorded once the acquisition is completed are likely to differ from those recorded in the unaudited pro forma condensed consolidated financial statements. Any potential synergies that may be realized and integration costs that may be incurred upon consummation of the acquisition have been excluded from the unaudited pro forma condensed consolidated financial statements.  Further, these unaudited pro forma condensed consolidated financial statements are not necessarily indicative of the financial position or results of operation that may be obtained in the future.

These unaudited pro forma condensed consolidated financial statements should be read in conjunction with the foregoing financial statements, including the notes thereto, included Regulation A Offering Circular (“Reg A”) under the securities act of 1933 as filed on the U.S Securities and Exchange Commission website.

2. SIGNIFICANT ACCOUNTING POLICIES

The accounting policies used in the preparation of these unaudited pro forma condensed consolidated financial statements are those as set out in Flora’s audited interim financial statements for the period from incorporation on March 13, 2019 to June 30, 2019.  In preparing the unaudited pro forma condensed consolidated financial information, a review was undertaken to identify any accounting policy differences to Flora where the impact was potentially material and could be reasonably estimated.  Upon review, no material differences were noted. Accounting policy differences may be identified after completion of the acquisition.

Flora Growth Corp.
Notes to the Unaudited Pro Forma Condensed Consolidated Financial Statements
(Stated in United States dollars)

3. ACQUISITION

On July 16, 2019, the Company signed a share purchase agreement with Guillermo Andres Ramirez Martinez, Guillermo Ramirez Cabrales and Oscar Mauricio Franco Ulloa, collectively, the “Vendors”, to purchase 90% of Cosechemos S.A.S Ya (“Cosechemos”). Pursuant to the share purchase agreement, Flora acquired 4,500 shares of Cosechemos on October 2, 2019. As consideration for the Cosechemos shares, Flora agreed to (i) pay $80,000 to the Vendors, and (ii) grant the Vendors a 10% non-dilutive, free carried interest in Cosechemos, the (“Free Carry”). Pursuant to the agreement, Flora is required to pay the Vendors, as a one-time payment, $750,000 within 60 days of Cosechemos earning a net income of $10,000,000. To date, no payments under this agreement have been made.

The Free Carry will terminate upon Flora investing an aggregate of $25,000,000 in Cosechemos.

The purchase consideration has been allocated on a preliminary basis to the fair value of the assets acquired and liabilities assumed as at June 30, 2019 based on management’s best estimate of fair value and taking into account all available information at the time of the share purchase agreement.

Acquisition of Cosechemos Ya. S.A.S
Preliminary purchase price allocation	Estimated fair value

Consideration:
Cash	$80,000
$80,000

Allocation of purchase price:
Amounts receivable	$1,575
Prepaid expenses	3
Biological asset	11,096
Right-of-use asset	315,531
Trade payables and accrued liabilities	(15,027)
Current lease liability	(5,374)
Non-current lease liability	(310,157)
Minority interest	131
Intangible asset	82,223
$80,000

Management will continue to review information and perform further analysis with respect to the valuation of the purchase consideration and the net assets acquired, prior to finalizing the allocation of the purchase price.

4. THE OFFERING

Flora is offering up to 40,000,000 (the “Maximum Offering”) units (the “Units”) of the Company to be sold in the offering (the “Offering”). Each Unit is comprised of one common share in the capital of the Company, with no par value per share (a “Common Share”), and one-half of one Common Share purchase warrant (each whole warrant, a “Warrant”) to purchase one additional Common Share (a “Warrant Share”) at an exercise price of $1.00 per Warrant Share, subject to certain adjustments, over an 18-month exercise period following the date of issuance of the Warrant. The Units are being offered at a purchase price of $0.75 per Unit. Flora is selling the Units through a Tier 2 offering pursuant to Regulation A (Regulation A+) under the Securities Act of 1933. There can be no assurance the maximum or any proceeds of the Offering can be achieved and as such the proceeds of the Offering are not included in the pro forma condensed consolidated statement of financial position. It is the Company’s intention to repay the loans payable with the proceeds from the Offering.

Flora Growth Corp.
Notes to the Unaudited Pro Forma Condensed Consolidated Financial Statements
(Stated in United States dollars)

5. PRO FORMA ASSUMPTIONS AND ADJUSTMENTS

The unaudited pro forma condensed consolidated statements of financial position and consolidated statements of loss and comprehensive loss reflect the following assumptions and adjustments to give effect to the Acquisition described in Note 3 as if the Acquisition has occurred as of June 30, 2019:

(a)	To record loans received from Copper One.

(b)	To record the acquisition of 90% of Cosechemos, Note 3.

6. PRO FORMA SHARE CAPITAL
	Number of shares	$

Number of shares held by Flora shareholders	70,000,000	$ 1,400,000
Pro forma common shares at June 30, 2019	70,000,000	$ 1,400,000

7. INCOME TAXES

The effective pro forma income tax rate is approximately 26.5%.